



PE
12-31-03 MAR 15 2004
ARS

PROCESSED
MAR 17 2004
THOMSON
FINANCIAL

Arch Coal, Inc.

2003 Annual Report and 2004 Proxy


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We are Ready.  Arch Coal, Inc.



DEAR FELLOW SHAREHOLDER:

"Coal is Back" IS THE THEME OF THIS ANNUAL REPORT. IN REALITY, IT NEVER WENT AWAY. ON THE CONTRARY, COAL HAS SERVED AS THE VERY BACKBONE OF AMERICA'S ELECTRIC POWER SYSTEM FOR DECADES.

President and CEO

So why the title? Because despite our tremendous reliance on this remarkable fuel, coal has until recently been viewed as a fuel of the past. A relic. A stopgap until something better came along.

Today, that perception is changing, and changing rapidly. In fact, there is a growing recognition that we need coal now more than ever. As competing fuels struggle just to maintain current levels of output, coal is poised to shoulder even more of the load in U.S. energy markets in the years ahead.

To paraphrase Mark Twain, the rumors of coal's demise have been greatly exaggerated. Coal is indeed back—back in the public eye, back in vogue among investors, and back in America's future plans.

WHAT'S BEHIND THIS RENAISSANCE?

There is no great secret to coal's success. Electricity is a pervasive presence in our lives, and it's becoming more so every day. If the last century was the Age of Oil, then the current century is rapidly becoming the Age of the Electron. Coal may prove to be the ideal fuel source for such an age.

Coal can already claim many advantages detailed elsewhere in this report—cost-effectiveness, abundance, reliability, and a proven track record as an increasingly clean energy source. Just as noteworthy is the fact that these advantages are growing even more pronounced. In 2003, a resurgent U.S. economy helped boost power demand—and it was coal that captured the lion's share of the growth. Meanwhile, coal's higher-profile competition, nuclear and natural gas, actually saw output fall during 2003.

The U.S. Department of Energy projects that U.S. power demand will continue to climb steadily—rising by nearly 50% over the course of the next two decades. For coal, the DOE sees an equally bright future, as this indispensable fuel captures an increasing share of the market over time.

WE ARE READY

I believe we have created a special coal company—one uniquely equipped to compete and grow in such a dynamic environment. We have amassed a large and highly

strategic reserve base that can support future mining for decades. We have carved out leading positions in the nation's three principal low-sulfur coal basins. We have built a portfolio of large, modern mines that rank among the most productive in their supply regions. And we have assembled a talented and motivated workforce that has made Arch an industry leader in safety and environmental performance year after year.

PROGRESS ON MANY FRONTS

We regard these attributes as a highly strategic platform for future growth. Throughout 2003, we pursued a careful plan to strengthen this foundation still further by enhancing our financial flexibility. We reduced our overall leverage, built a healthy cash balance, and made further headway in our ongoing effort to unlock the value of our equity investment in Natural Resource Partners (NRP).

The first of these moves occurred in February 2003, when we raised $139 million through a preferred stock offering and used the proceeds to pay down debt and boost liquidity. Then in June we locked in a favorable interest rate on the remainder of our debt for the next 10 years when our Arch Western subsidiary issued $700 million in 6.75% senior notes. Finally, in late December, we raised another $115 million through the sale of a portion of our stake in Natural Resource Partners.

As you may recall, we joined in the creation of NRP in October 2002 as a vehicle for monetizing certain non-strategic coal reserves that we viewed as greatly undervalued on our balance sheet. At that time, Arch contributed assets with a book value of $85 million to NRP in exchange for equity in the company. To date, we have raised a total of nearly $150 million through the sale of a portion of our stake in NRP—and we continue to hold 2.9 million common units valued at more than $100 million at the time of this writing.

> Coal is indeed back—
> back in the public eye,
> back in vogue among investors, and
> back in America's future plans.

As a result of these and other efforts, Arch is now in its strongest financial position in recent years. In the five years since acquiring our western assets, we have paid down a total of $664 million in debt. Our total debt as a percentage of capitalization has declined from a high of 84% to just over 50% today. Moreover, we have cash on hand in excess of $200 million. In short, we are poised for careful and deliberate growth in a market bursting with opportunity.

STRONG RETURNS

I'm pleased to say that investors in Arch Coal were rewarded for their patience in 2003. For much of the past two years, an extended stockpile correction at the nation's coal-based power plants had masked very attractive market fundamentals.

But late in 2003, with utility stockpiles approaching more normal levels, coal markets began to rally—and rally strongly. Spot prices for eastern low-sulfur coal increased more than 50% in a period of just a few months. The price of metallurgical coal—a small but important niche product used in steel production—surpassed even that increase, reaching levels not seen in decades. Other basins experienced solid gains as well.

Naturally, such strong market dynamics are spurring renewed enthusiasm about Arch's stock. During calendar 2003, we achieved a total return to shareholders of 44%—an impressive figure by any measure.

SEIZING THE DAY

Given a resurgent U.S. economy, high natural gas prices, and a strong international coal market, we expect continued robust demand for coal that should support attractive prices for some time to come.

Arch has placed itself in an excellent position to capitalize on this renewed vigor in the marketplace. While we have only a small amount of uncommitted coal available for sale in 2004,

we entered the year with roughly 35% and 50% of our expected production in 2005 and 2006, respectively, still to be priced. That means that if the current market dynamics persist, Arch could experience additional top line revenue growth in each of the next two years. The implications for our bottom line results could be great.

WE ARE NOT SATISFIED

In recent years, Arch has repeatedly ranked as the most productive operator in the nation's two largest coal basins—the Powder River Basin and Central Appalachia. However, like other producers, we have grappled in recent quarters with higher costs in areas such as health care, fuel, insurance, bonding, and permitting, particularly at our eastern operations.

Controlling costs is a passion at Arch Coal, and we take such increases personally—even when the cost drivers are external in nature. As a result, we are intensifying our efforts to offset such cost increases with cost savings and productivity gains elsewhere.

In 2004, we will relentlessly pursue opportunities across all of our mines to extend best practices; analyze major cost drivers and bottlenecks; implement process improvements; apply cutting-edge maintenance programs; and invest in advanced technologies where true returns are possible. Our goal is unchanged—to build on Arch's position as one of the industry's lowest-cost producers.



TOTAL COAL CONSUMPTION WAS UP AN ESTIMATED 2.2% IN 2003.

Source: EIA

COMPETING FUELS FACE OBSTACLES TO GROWTH

Coal is likely to figure increasingly in America's power generation plans for two reasons: it offers unique advantages as a fuel for electric generation, and its competition faces serious barriers to future growth.

Consider the challenges confronting nuclear power, the source of roughly 20% of America's electricity supply. After years of steadily increasing output, America's 104 nuclear plants are now operating at very close to capacity. In fact, with utilities planning to replace aging reactor vessel heads at nearly a third of the nuclear fleet over the next five years, just maintaining recent levels of performance may prove to be a challenge.

Natural gas, which supplies 17% of America's electricity needs, faces a different challenge. During the past four years, utilities have added nearly 150,000 megawatts of new gas-fired capacity. But all this new capacity came on line just as the perceived "natural gas bubble" gave way to a new reality—a declining North American resource base. Since that time, gas prices have soared, making natural gas a fuel of last resort for many utilities.

Other fuels face similar constraints. The nation has not added a major hydro dam in years, and competition for water at existing facilities is fierce. America's aging oil-fired capacity is prohibitively expensive and rapidly becoming obsolete. Even with high levels of investment, renewables will remain expensive and play only a niche role for several decades to come.

COAL FACES NO SUCH BARRIERS

That leaves coal to do most of the heavy lifting in U.S. power markets. Fortunately, the industry appears poised to do just that. In stark contrast to the nuclear system, America's coal-based generating plants operated at approximately 70% of capacity in 2003. Over time, we believe that the existing coal-based fleet can achieve a utilization level of close to 85%. That equates to an increase in coal consumption of more than 200 million tons. Such excess capacity is the best available option to satisfy new power demand.

But taking advantage of excess capacity is not the only path to increased coal consumption. Over the course of the next 20 years, the DOE projects that more than 100,000 megawatts of new coal-based power generation will be constructed.

In fact, plans for nearly that much have been announced already. While not all the projects currently being contemplated are likely to be built, it now seems clear that some of the projects are reaching critical mass. The first of these capacity additions is scheduled to come on line in 2005, and many more projects are beginning to gain momentum.

CREATING FUTURE VALUE

Arch plans to create value through a carefully laid plan for increased profitability and growth. In the months and years ahead, we will:

- Focus on controlling costs and registering productivity gains across the entire corporation, strengthening our existing position as a low-cost producer.
- Build on our reputation as a reliable, innovative and customer-oriented supplier to the nation's largest electric utilities.
- Further strengthen our position as an industry leader in safety and environmental stewardship, and use this commitment as the foundation for our future success.
- Capitalize on our large and highly strategic reserve base by investing in internal growth opportunities—including promising idle reserves in both the East and West.
- Evaluate acquisitions that strengthen or complement Arch's leading positions in key low-sulfur coal basins.

In 2003, we reduced our overall leverage, built a healthy cash balance, and made further headway in our ongoing effort to unlock the value of our equity investment in Natural Resource Partners.

GROWTH THROUGH ACQUISITION

In May 2003, Arch announced plans to acquire the nation's seventh largest coal producer, Triton Coal Company. That transaction is currently under review by the Federal Trade Commission. Of course, Arch already has a strong existing position in the Powder River Basin, and we are excited about our future prospects. Our debt is at its lowest level in recent years and we have cash on hand to finance future growth. We believe the current market environment will create many exciting opportunities deserving of our investment and future discretionary cash flow.

BOARD RETIREMENT

On a personal note, we will be saying goodbye in April to James L. Parker, one of Arch's longest-standing directors, who has elected to retire from the board after nine years of service. Jim has played a key role in our growth and success over the years. We will miss his leadership and wise counsel, and we wish him the very best in his retirement.

LOOKING AHEAD

Every move we've made in recent years has been in preparation for just this moment in time. A moment when the rest of the nation begins to see coal in a new way. A moment when policymakers stop looking at coal as a fuel of the past, and start to focus on its inherent advantages as a fuel of the future. A moment when utilities begin to lay the foundation for a new fleet of coal-based power plants.

In 2004, we will work tirelessly to enhance Arch's position still further, while taking full advantage of the opportunities emerging in the current marketplace. We are striving to be the industry's premier operator, which to us means achieving the strongest financial results, operating the safest mines and acting as the best stewards of the environment. If we can hit the mark in all three of these crucial areas of performance, I believe that we will succeed in delivering superior long-term value to you, our shareholders.

Sincerely,

Steven F. Leer
President and CEO
Arch Coal, Inc.
March 3, 2004

Coal is Back. We are Ready.



AMERICA WILL NEED MORE POWER.

The economy is gaining strength.

With each passing year, America becomes increasingly electrified. Businesses grow, technologies advance, incomes rise—and power demand is pushed ever higher. After several years of sluggish economic activity, power demand is once again climbing. The U.S. Department of Energy expects U.S. power needs to increase by nearly 50% over the course of the next two decades. That's good news for coal, which is the fuel for more than half the nation's electricity.

Why coal? For starters, it is highly cost-effective, at just one-third the cost of natural gas per kilowatt-hour of generation. It is also the energy resource that America has in greatest abundance, comprising fully 95% of known U.S. fossil fuel reserves. And, it is increasingly clean, with per-unit emissions down 75% since 1970. In short, our reliance on coal makes America wealthier, more secure, and more competitive globally, while enabling us to achieve our environmental objectives.

In fact, coal's advantages are becoming even more pronounced. That's because competing fuels face a host of challenges that limit their capacity for growth. The nation's aging nuclear fleet is operating at near its effective limit and may struggle to maintain current levels of output. U.S. natural gas prices have soared in response to declining North American production. Hydroelectric facilities face increasingly stiff competition for water resources, oil is prohibitively expensive, and wind and solar power are expected to remain costly niche contributors for decades to come.



COAL'S ADVANTAGES ARE COMPELLING.

Competing fuels can't keep pace.



Fortunately, coal is well equipped to take up the slack. Last year, coal's share of power markets climbed a full percentage point to 51%. Furthermore, the infrastructure is in place to support additional growth in the future. In 2003, the existing fleet of coal-based power plants operated at roughly 70% of capacity, well below its theoretical limit. We believe that a utilization rate of around 85% is achievable. Such an increase would boost total coal demand by an estimated 200 million tons.

In addition, U.S. power generators are making plans to construct the next generation of coal-based power plants—plants that will be cleaner and more competitive than ever before. Utilities have announced plans to add as much as 100,000 megawatts of new capacity in coming years. That's a 33% increase in the size of America's coal-based fleet.

But coal demand is on the rise in the rest of the world, too. The torrid rate of economic growth in China, strong demand in Europe, and a rejuvenated steel industry have helped boost international coal prices to their highest levels in years. That market strength is likely to boost U.S. export volumes in 2004 and beyond.



U.S. coal demand is expected to grow by **nearly 50%** over the next two decades.





ARCH IS UNIQUELY EQUIPPED TO COMPETE.

We have prepared for this moment.

With extensive reserves in each of the nation's three major low-sulfur coal basins, Arch is uniquely positioned to compete in this growing marketplace. In recent years, low-sulfur coal has captured virtually all new demand growth. Demand for the very lowest sulfur coal—the kind that meets the most stringent clean air standards without the application of scrubbing technology—has grown at an annual clip of 6%. That trend is likely to continue. At present, only one quarter of eastern generating capacity is outfitted with scrubbers, and few additions are planned before the end of the decade. Furthermore, the price of so-called emissions allowances—which can be used in conjunction with high-sulfur coal in lieu of scrubbing—has doubled in the past 12 months. As a result, Arch's low-sulfur coal production should continue to capture a premium in the marketplace.



Arch produces **100% low-sulfur coal.** Low-sulfur coals are capturing nearly all new demand growth.

We have assembled a powerful set of assets—arguably the industry's premier low-sulfur reserve base, large modern mines, and leading positions in the most strategic supply regions. We also boast a highly effective workforce—one that has made Arch the productivity leader in its core supply regions and helped create a culture of safety and environmental stewardship unsurpassed in the industry.

ARCH HAS THE FINANCIAL WHEREWITHAL TO GROW.

We boast exciting opportunities for expansion.

We plan to build on this superb position in the years ahead, and we have the financial wherewithal to do so. Since the end of 2000, Arch has reduced its total debt as a percentage of total capitalization by 33 points, to roughly 51% at year-end. In addition, we have more than $200 million of cash on hand that can fund future growth.

We expect much of that growth to be organic. Arch's 2.9-billion-ton reserve base creates exciting opportunities for expansion. In fact, Arch boasts two properties that rank among the industry's very best inactive reserve blocks—one in the East and one in the West. In southern West Virginia, we have more than 100 million tons of contiguous reserves that we are currently seeking to permit. In time, we expect these reserves to support a highly efficient longwall operation and a low-cost surface mine. In the Powder River Basin, our idle Coal Creek mine has much of the infrastructure already in place to support an 18-million-ton-per-year surface mine as demand for such coal grows.



TOTAL DEBT (IN MILLIONS)

Furthermore, we will consider reserve additions and acquisitions that will complement Arch's already strong positions in our core operating regions. In 2003, Arch made just such an acquisition in southern West Virginia, adding 49 million tons of reserves adjacent to the Campbells Creek operation.





ARCH IS A CAREFUL STEWARD OF THE LAND.

We operate some of the industry's safest mines.

Arch has made excellence in safety and environmental stewardship an organizational hallmark. In fact, we regard such excellence as the foundation of our future success. Year after year, Arch's operating subsidiaries rank in the industry's upper echelon of performance in these key areas. In 2003, our safety record was more than 50% better than the coal industry average.

Arch has also received recognition for reclaiming the land to a natural and productive state after mining. For the third year in a row, an Arch subsidiary was honored with the state of West Virginia's top reclamation award in 2003. Other subsidiaries claimed impressive environmental honors as well, including the Wetlands West Virginia Award from Ducks Unlimited, and two awards for reclamation excellence from the National Association of State Land Reclamationists.

When mining is complete, Arch seeks to make former mine lands into assets for the communities in which we operate. At present, former Arch mine lands support an 18-hole championship golf course, a wood products manufacturing facility, a large recreational lake, a fish hatchery and a new addition to a state park. On other former mine sites, we have planted well over a million trees and created more than 200 acres of wetlands that are a boon to diverse wildlife populations. At our western mines, reclaimed lands support large herds of elk, mule deer and pronghorn antelope.

In the years ahead, Arch will continue to apply the most advanced reclamation techniques as we seek to transform mined lands into valuable resources for future generations.

FINANCIAL SUMMARY

	2003	2002
Tons sold	100.6	106.7
Revenues	1,435.5	1,473.6
Income from operations	40.4	29.3
Earnings (loss) per common share	.19	(.05)

	At 12/31/03	At 12/31/02
Total debt	$706.4	$747.3
Debt to total capitalization	50.7%	58.3%

Note: In millions, except share data and debt to total capitalization; does not include tonnage or revenues from 65%-owned Canyon Fuel Company

FINANCIAL SUMMARY AND INDUSTRY DATA

FUEL SHARES FOR ELECTRIC GENERATION

Coal is the dominant fuel source for electric generation in the United States.



COMPETING FUEL PRICES

Coal is the lowest-cost source for additional electrons.



ELECTRICITY DEMAND

The U.S. is becoming more and more dependent on electricity.



(in billions of kilowatt-hours)

PRODUCTIVITY

Arch's productivity far exceeds the industry average.

Tons produced per employee-shift



Powder River Basin

Central Appalachia

(for the twelve months ended Sept. 30, 2003)

INDUSTRY DATA

Sources: EEI, EIA, MSHA, Platts

U.S. ENERGY RESOURCES

Coal is America's most abundant domestic fuel source.



EASTERN AND WESTERN OPERATIONS

From Arch's national network of mines, we can ship coal cost-competitively to most major coal-based power plants in the United States.





One CityPlace Drive, Suite 300
St. Louis, Missouri 63141
(314) 994-2700

March 8, 2004

To Our Stockholders:

You are cordially invited to attend the Annual Meeting of Stockholders of Arch Coal, Inc. which will be held at our headquarters at CityPlace One, One CityPlace Drive, St. Louis, Missouri, in the lower level auditorium, on Thursday, April 22, 2004, at 10:00 a.m., local time. The formal Notice of the Annual Meeting, the Proxy Statement and a proxy card accompany this letter.

We hope that you will be present at the meeting. Whether or not you plan to attend, please cast your vote by telephone or on the Internet, or complete, sign and return the enclosed proxy card in the postage-prepaid envelope, also enclosed. The prompt execution of your proxy will be greatly appreciated.

Arch Coal's Annual Report for 2003 is contained in this document and begins on page II-1.

Sincerely yours,

JAMES R. BOYD
Chairman of the Board

STEVEN F. LEER
President and Chief Executive Officer



NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

DATE: Thursday, April 22, 2004

TIME: 10:00 a.m., local time

PLACE: CityPlace One
One CityPlace Drive
Lower Level Auditorium
St. Louis, Missouri 63141

Matters to be Voted on:

- Election of three directors
- Any other matters if properly raised

Only stockholders of record at the close of business on March 1, 2004 may vote at the meeting. Your vote is important. Whether you plan to attend the annual meeting or not, **please cast your vote by phone or on the Internet, or complete, date and sign your proxy card and return it in the envelope provided.** If you attend the meeting and prefer to vote in person, you may do so even if you have previously voted by proxy. Directions to the annual meeting are on page I-19 of the proxy statement.

ROBERT G. JONES
Vice President — Law, General Counsel and Secretary

March 8, 2004

TABLE OF CONTENTS

	Page Number
Part I. Proxy Statement	
Information About the Annual Meeting	I-1
Election of Directors	I-4
Structure of the Board	I-4
Nominees For a Three-Year Term That Will Expire in 2007	I-5
Directors Whose Terms Will Expire in 2005	I-5
Directors Whose Terms Will Expire in 2006	I-5
Board Meetings and Committees	I-6
Audit Committee Report	I-7
Executive Sessions of the Board of Directors	I-8
Compensation of Directors	I-8
Ownership of Arch Coal Common Stock	I-9
Ownership by Directors and Executive Officers	I-9
Ownership by Others	I-10
Compensation of Executive Officers	I-11
Report of the Personnel and Compensation Committee	I-11
Summary Compensation Table	I-14
Stock Option Grants	I-15
Stock Option Exercises and Year-End Values	I-15
Pension Plans	I-15
Employment Agreements	I-16
Section 16(a) Beneficial Ownership Reporting Compliance	I-16
Related Party Transactions	I-16
Securities Authorized for Issuance Under Equity Compensation Plans	I-16
Stock Price Performance Graph	I-18
Additional Information	I-19
Information About Stockholder Proposals	I-19
Directions to the Annual Meeting	I-19
Exhibit A — Corporate Governance Guidelines	A-1
Exhibit B — Policy for the Provision of Services by the Company's Independent Auditors	B-1
Exhibit C — Audit Committee Charter	C-1
Part II. Annual Report	
Management's Discussion and Analysis	II-1
Report of Independent Auditors	II-29
Report of Management	II-30
Consolidated Statements of Operations	II-31
Consolidated Balance Sheets	II-32
Consolidated Statements of Stockholders' Equity	II-33
Consolidated Statements of Cash Flows	II-34
Notes to Consolidated Financial Statements	II-35
Selected Financial Information	II-69
Stockholder Information	II-72

PART I. PROXY STATEMENT FOR THE ARCH COAL, INC. 2004 ANNUAL MEETING OF STOCKHOLDERS

INFORMATION ABOUT THE ANNUAL MEETING

Why Am I Receiving These Proxy Materials?

Arch Coal's Board of Directors is soliciting proxies to be voted at the 2004 Annual Meeting of Stockholders. This proxy statement includes information about the issues to be voted upon at the meeting.

On March 8, 2004, we began mailing these proxy materials to all stockholders of record at the close of business on March 1, 2004. On March 1, 2004, there were 53,950,004 shares of Arch Coal common stock outstanding. As required by Delaware law, a list of stockholders entitled to vote at the annual meeting will be available at the annual meeting and for 10 days prior to the meeting, during normal business hours, at Arch Coal's offices, One CityPlace Drive, Suite 300, St. Louis, Missouri 63141.

What Am I Voting on?

We are aware of one item to be voted on by stockholders at the annual meeting, which is the election of three directors: Steven F. Leer, Robert G. Potter and Theodore D. Sands.

How Many Votes Do I Have?

You have one vote for each share of Arch Coal common stock that you owned at the close of business on March 1, 2004, the record date. These shares include:

- Shares held directly in your name as the "stockholder of record";
- Shares held for you as the beneficial owner through a broker, bank, or other nominee in "street name"; and
- Shares credited to your account in the Arch Coal, Inc. Employee Thrift Plan or the Mingo Logan Savings Plan.

If I Am a Stockholder of Record, How Can I Vote My Shares?

You can vote by proxy or in person.

How Do I Vote by Proxy?

If you are a stockholder of record, you may vote your proxy by telephone, Internet, or mail. Our telephone and Internet voting procedures are designed to authenticate stockholders by using individual control numbers. Voting by telephone or Internet will help Arch Coal reduce costs.

- Voting Your Proxy by Telephone

  In the U.S. and Canada, you can vote your shares by telephone by calling the toll-free telephone number on your proxy card. Telephone voting is available 24 hours a day, 7 days a week, up through the day before the meeting. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded. If you vote by telephone, you do not need to return your proxy card.

- Voting Your Proxy By Internet

  You can also choose to vote via the Internet. The web site for Internet voting is on your proxy card. Internet voting is also available 24 hours a day, 7 days a week, up through the day before the meeting. If you vote via the Internet, you do not need to return your proxy card.

- Voting Your Proxy By Mail

  If you choose to vote by mail, simply mark your proxy card, date and sign it, and return it in the postage-paid envelope provided.

If you vote by proxy using any of these three methods, the persons named on the card (your "proxies") will vote your shares in the manner you indicate. You may specify whether your shares should be voted for all, some, or none of the nominees for director. If you vote by telephone or Internet and choose to vote with the recommendation of Arch Coal's Board of Directors, or if you vote by mail, sign your proxy card, and do not indicate specific choices, your shares will be voted "FOR" the election of all three nominees for director.

If any other matter is presented, your proxies will vote in accordance with their best judgment. At the time this proxy statement went to press, we knew of no matters that needed to be acted on at the annual meeting other than those discussed in this proxy statement.

If you wish to give a proxy to someone other than the persons named on the enclosed proxy card, you may strike out the names appearing on the card and write in the name of any other person, sign the proxy, and deliver it to the person whose name has been substituted.

May I Revoke My Proxy?

If you give a proxy, you may revoke it in any one of three ways:

- Submit a valid, later-dated proxy;
- Notify Arch Coal's Secretary in writing before the annual meeting that you have revoked your proxy; or
- Vote in person at the annual meeting.

How Do I Vote in Person?

If you are a stockholder of record, you may cast your vote in person at the annual meeting.

If I Hold Shares in Street Name, How Can I Vote My Shares?

You can submit voting instructions to your broker or nominee. In most instances, you will be able to do this over the Internet, by telephone, or by mail. Please refer to the voting instruction card included in these materials by your broker or nominee.

How Do I Vote My Shares Held in Arch Coal's Dividend Reinvestment and Direct Stock Purchase and Sale Plan?

If you are a participant in the Dividend Reinvestment and Direct Stock Purchase and Sale Plan for stockholders of Arch Coal, your proxy will also serve as an instruction to vote the whole shares you hold under this plan in the manner indicated on the proxy. If your proxy is not received, your shares held in the plan will not be voted.

How Do I Vote My Arch Coal Common Stock Held in the Employee Thrift Plan or the Mingo Logan Savings Plan?

If you are both a registered stockholder of Arch Coal and a participant in its Employee Thrift Plan or the Mingo Logan Savings Plan, you will receive a single proxy card that covers shares of Arch Coal common

stock credited to your plan account as well as shares of record registered in exactly the same name. Accordingly, your proxy card also serves as a voting instruction for the trustee of the plan. If your plan account is not carried in exactly the same name as your shares of record, you will receive separate proxy cards for individual and plan holdings. If you own shares through one of these plans and you do not return your proxy by Friday, April 9, 2004, the trustee will vote your shares in the same proportion as the shares that are voted by the other participants in the plan. The trustee will also vote unallocated shares of Arch Coal common stock held in the plan in direct proportion to the voting of allocated shares in the plan for which voting instructions have been received unless doing so would be inconsistent with the trustee's duties.

Is My Vote Confidential?

Yes. Voting tabulations are confidential.

What Vote Is Required to Approve Each Proposal?

The nominees who receive the most votes for the available positions will be elected. If you do not vote for a particular nominee, or you indicate "withhold authority to vote" for a particular nominee on your proxy card, your vote will not count either "for" or "against" the nominee.

In order to have a valid stockholder vote, a stockholder quorum must exist at the annual meeting. A quorum will exist when stockholders holding a majority of the outstanding shares of Arch Coal stock are present at the meeting, either in person or by proxy.

If a broker indicates on its proxy that it does not have authority to vote certain shares held in "street name" on particular proposals, the shares not voted ("broker non-votes") will have no effect on the proposal. Broker non-votes occur when brokers do not have discretionary voting authority on certain proposals under the rules of the New York Stock Exchange and the beneficial owner has not instructed the broker how to vote on the proposal.

Who is Paying the Costs of Soliciting These Proxies?

Arch Coal is paying the cost of preparing, printing, and mailing these proxy materials. We will reimburse banks, brokerage firms, and others for their reasonable expenses in forwarding proxy materials to beneficial owners and obtaining their instructions. A few officers and employees of Arch Coal may also participate in the solicitation, without additional compensation.

Where Can I Find the Voting Results of the Meeting?

We intend to announce preliminary voting results at the meeting. We will publish the final results in our Quarterly Report on Form 10-Q for the first quarter of 2004. You can obtain a copy of the Form 10-Q by logging on to our website at www.archcoal.com, by calling the Securities and Exchange Commission at (800) SEC-0330 for the location of the nearest public reference room, or through the EDGAR system at www.sec.gov.

How Can I Communicate With the Board of Directors Directly?

Stockholders and other interested persons may contact any member of the Board of Directors directly by contacting the Company's confidential hotline at 1-866-519-1881 or by mail addressed to such director in care of Arch Coal, Inc., One CityPlace Drive, Suite 300, St. Louis, MO 63141.

ELECTION OF DIRECTORS

Structure of the Board



Audit Committee
Frank M. Burke (Chair)
James R. Boyd
A. Michael Perry

Nominating and Corporate Governance Committee
A. Michael Perry (Chair)
James R. Boyd
Robert G. Potter

Finance Committee
Theodore D. Sands (Chair)
James R. Boyd
Douglas H. Hunt
Steven F. Leer
Thomas A. Lockhart

Personnel and Compensation Committee
Douglas H. Hunt (Chair)
Frank M. Burke
Thomas A. Lockhart
Robert G. Potter
Theodore D. Sands

Mr. James Parker has announced his retirement from the Board effective April 22, 2004. Mr. Parker has been a member of the Board of Directors since 1995 and most recently served on the Audit Committee and as Chairman of the Nominating and Corporate Governance Committee. He has provided strong leadership and tremendous insight into many of the complexities and challenges that Arch Coal has faced over the years and he will be greatly missed.

Our Restated Certificate of Incorporation and by-laws provide for a Board of Directors that is divided into three classes as equal in size as possible. The classes have three-year terms, and the term of one class expires each year in rotation at that year's annual meeting. The size of the Board can be changed by a two-thirds vote of the entire Board and is currently set at nine members. The Board has approved a reduction in Board size to eight members effective upon Mr. Parker's retirement. Vacancies on the Board may be filled by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy, or a new directorship created by an increase in the size of the Board, serves for the remainder of the full term of the class of directors in which the vacancy or newly created directorship occurred. As a matter of policy, the Board will submit the nomination of a director elected to fill a vacancy to the vote of Arch Coal's stockholders at the next annual meeting. It is requested by Arch Coal that the directors attend the annual meeting. In 2003, all directors were present at the annual meeting.

Arch Coal's Board of Directors has nominated three individuals for election as directors for a three-year term that will expire in 2007: Steven F. Leer, Robert G. Potter and Theodore D. Sands. All nominees are currently serving as directors of Arch Coal.

The Board is not aware that any nominee named in this proxy statement will be unwilling or unable to serve as a director. All nominees have consented to be named in the proxy statement and to serve if elected. If, however, a nominee is unavailable for election, your proxy authorizes us to vote for a replacement nominee if the Board names one. As an alternative, the Board may reduce the number of directors to be elected at the meeting.

The Board has determined that each member of the Board, other than Mr. Leer, is "independent" under the New York Stock Exchange rules and is free from any other relationships with the company or its employees that could reasonably interfere with such member's independence.

Nominees for a Three-Year Term That Will Expire in 2007:

Steven F. Leer, 51, has been President and Chief Executive Officer and a director of Arch Coal since 1992. He also serves on the boards of the Norfolk Southern Corporation, the Western Business Roundtable and the Mineral Information Institute. Mr. Leer is past chairman and continues to serve on the boards of the Center for Energy and Economic Development, the National Coal Council and the National Mining Association.

Robert G. Potter, 65, has been a director of Arch Coal since April 2001. Mr. Potter was Chairman and Chief Executive Officer of Solutia Inc., a producer and marketer of a variety of high performance chemical-based materials, from 1997 to his retirement in 1999. Mr. Potter served for 32 years with Monsanto Company prior to its spin-off of Solutia in 1997, most recently as the Chief Executive of its chemical businesses. Mr. Potter is a director of Stepan Company and of some private companies of which he is also an investor.

Theodore D. Sands, 58, has been a director of Arch Coal since 1999 and, since February 1999, has served as President of HAAS Capital, LLC, a private consulting and investment company. Mr. Sands is also a director of Protein Sciences Corporation and Terra Nitrogen Corporation. Mr. Sands served as Managing Director, Investment Banking for the Global Metals/Mining Group of Merrill Lynch & Co. from 1982 until February 1999.

Your Board of Directors recommends a vote "For" these nominees

Directors Whose Terms Will Expire in 2005:

James R. Boyd, 57, Chairman of the Board, has been a director of Arch Coal since 1990. He served as Senior Vice President and Group Operating Officer of Ashland Inc., a multi-industry company with operations in chemicals, motor oil, car care products and highway construction, from 1989 until his retirement in January 2002. Mr. Boyd is also a director of The Farmers Bank of Lynchburg, Tennessee.

Douglas H. Hunt, 51, has been a director of Arch Coal since 1995 and, since May 1995, has served as Director of Acquisitions of Petro-Hunt, LLC, a private oil and gas exploration and production company.

A. Michael Perry, 67, has been a director of Arch Coal since 1998. He served as Chairman of Bank One, West Virginia, N.A. from 1993 and as its Chief Executive Officer from 1983 to his retirement in June 2001. Mr. Perry is also a director of Champion Industries, Inc.

Directors Whose Terms Will Expire in 2006:

Frank M. Burke, 64, has been a director of Arch Coal since September 2000. He has served as Chairman, Chief Executive Officer and Managing General Partner of Burke, Mayborn Company, Ltd., a private investment and consulting company since 1984. Mr. Burke is also a director of Kaneb Services LLC, Xanser Corporation, Kaneb Pipe Line Company (general partner of Kaneb Pipe Line Partners, LP), a member of the Board of Managers of Dorchester Minerals Management GP LLC (general partner of Dorchester Minerals, L.P.), Crosstex Energy GP, LLC (general partner of Crosstex Energy, L.P.), Crosstex Energy Inc., and a member of the National Petroleum Council.

Thomas A. Lockhart, 68, has been a director of Arch Coal since February 2003 and a member of the Wyoming State House of Representatives since 2000. Mr. Lockhart worked for PacifiCorp, an electric utility, for over 30 years and retired in 1998 as a Vice President. Mr. Lockhart is also a director of First Interstate Bank of Casper, Wyoming and Blue Cross Blue Shield of Wyoming.

Board Meetings and Committees

The Board of Directors met eleven times in 2003. In addition to meetings of the full Board, directors attended meetings of Board committees. Each director attended at least 75% of the aggregate Board meetings and meetings of committees of which he is a member. A description of each committee and its current membership follows.

Nominating and Corporate Governance Committee

Members: Mr. Perry (Chairman), Mr. Boyd, and Mr. Potter

The Nominating and Corporate Governance Committee met four times during 2003. Its functions include: the development of corporate governance policies, procedures and practices; the recruitment and recommendation to the Board of Directors of nominees for directors; and the oversight of the annual evaluation of directors, board committees and management; and the review and recommendation of the directors' compensation program. The Nominating and Corporate Governance Committee is composed solely of independent directors and operates under a written charter adopted by the entire Board.

A copy of the Nominating and Corporate Governance Committee Charter is available on the company's website at www.archcoal.com.

A copy of Arch Coal's Corporate Governance Guidelines, which sets forth the policy of selecting and nominating candidates for the election to the Board of Directors, is attached to this proxy statement as Exhibit A. The Nominating and Corporate Governance Committee will consider nominees recommended by stockholders for election to the Board provided the names of such nominees, accompanied by relevant biographical information, are submitted in writing to the Secretary of the company.

Finance Committee

Members: Mr. Sands (Chairman), Mr. Boyd, Mr. Hunt, Mr. Leer and Mr. Lockhart

The Finance Committee met eight times in 2003. This committee reviews and approves fiscal policies relating to Arch Coal's financial structure, including its debt, cash and risk management policies. It also reviews and recommends to the Board appropriate action with respect to significant financial matters, major capital expenditures and acquisitions, and funding policies of Arch Coal's employee benefit plans.

Personnel and Compensation ("P&C") Committee

Members: Mr. Hunt (Chairman), Mr. Burke, Mr. Lockhart, Mr. Potter and Mr. Sands

The P&C Committee met seven times during 2003. The duties of this committee include the approval of the compensation of executive officers of Arch Coal and its subsidiaries and the selection of participants and awards under Arch Coal's incentive plans. The P&C Committee also establishes policies regarding compensation, position evaluations, transfers, and terminations. In addition, the committee provides oversight of Arch Coal's retirement, savings and other benefit plans.

Audit Committee

Members: Mr. Burke (Chairman), Mr. Boyd and Mr. Perry

The Audit Committee met eleven times during 2003. Its primary responsibility is to oversee the Company's financial reporting process on behalf of the Board including evaluating, recommending and, if necessary, replacing Arch Coal's independent auditors, reviewing year-end and interim financial statements and the adequacy and effectiveness of internal accounting and financial controls. The Audit Committee is composed solely of independent directors and operates under a written charter adopted by the entire Board.

The Board of Directors has affirmatively determined that Mr. Burke is an "audit committee financial expert" for purposes of the rules of the Securities and Exchange Commission and that each member of the

Audit Committee is "financially literate" and "independent," as required by the New York Stock Exchange listing rules and pursuant to Schedule 14A, Item 7(d)(3)(iv) under the Securities Exchange Act of 1934, as amended. In addition, the Board of Directors has determined that Mr. Burke's service on the audit committees of the six public companies identified in his biography on page I-5 hereof does not impair his ability to serve effectively on our Audit Committee and that his continued service on our committee is in the best interests of the company and its stockholders.

Audit Committee Report

Management is responsible for Arch Coal's internal controls and the financial reporting process while the independent auditors are responsible for expressing an opinion on the conformity of Arch Coal's audited financial statements with accounting principles generally accepted in the United States. In this context, the Audit Committee has met with and held discussions with management, with Arch Coal's internal auditors and with Ernst & Young, LLP, its independent auditors.

The Audit Committee reviewed with Arch Coal's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee also met with the auditors, with and without management present, to discuss the results of their examinations and their evaluations of Arch Coal's internal controls. The committee also reviewed with the independent auditors their judgment as to the quality, and not just the acceptability, of Arch Coal's accounting principles and financial controls and such other matters as are required to be discussed with the Audit Committee under auditing standards generally accepted in the United States. In addition, the Audit Committee discussed with the independent auditors the auditors' independence from management and Arch Coal including the matters in the written disclosures required by the Independence Standards Board and whether the provision of non-audit services to Arch Coal by the firm is compatible with maintaining auditor independence. Pursuant to a policy adopted by the committee, Arch Coal's independent auditors may only perform services on behalf of the company which are related to the audit or consist of tax compliance and tax consulting services. Additionally, all services provided by the companies independent auditors must be pre-approved by the committee. A copy of the committee's pre-approval policy is attached to this proxy statement as Exhibit B. Finally, the Committee received management representation that Arch Coal's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.

During 2003 and 2002, Ernst & Young charged fees for services rendered to Arch Coal as follows:

Service	Fee 2003	Fee 2002
Audit	$1,072,938	$634,845
Audit related services	—	242,978
Tax services	55,012	437,295
All other services	—	—

In addition to the financial statement audits of the Company and certain of its subsidiaries, audit services in 2003 include fees related to assistance with Arch Coal's preferred stock offering and the debt offering of Arch Western Finance, LLC, accounting consultation related to Arch Coal's implementation of FAS 143, and consultation related to implementation of Section 404 of the Sarbanes-Oxley Act.

Audit related services in 2002 relate primarily to audits in connection with Arch Coal's contribution of reserves to Natural Resource Partners.

Substantially all of the tax services in 2003 and 2002 were related to tax compliance. These services were comprised primarily of preparation of certain of Arch Coal's federal and state tax returns.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board has so approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2003 for filing with the Securities and Exchange Commission. The Audit Committee has also approved the selection of Ernst & Young as Arch

Coal's independent auditors for 2004. Representatives of Ernst & Young will attend the annual meeting and will have the opportunity to make a statement if they desire to do so.

A copy of the Audit Committee Charter is attached to this proxy statement as Exhibit C.

AUDIT COMMITTEE
Frank M. Burke, Chairman
James R. Boyd
A. Michael Perry

Executive Sessions of the Board of Directors

Mr. James R. Boyd, Chairman of the Board of Directors, serves as the Presiding Director at executive sessions of the Board where the chief executive officer is not present. The Board charter directs the non-management directors to meet regularly in executive session. Such sessions are normally held following or in conjunction with a regular board meeting. The Presiding Director is also available to consult with the chief executive officer about concerns of the Board, and is available for consultations with members of Arch Coal's management as to any concerns they may have.

Stockholders and other interested persons may contact Mr. Boyd directly by contacting Arch Coal's confidential hotline at 1-866-519-1881 or by mail to Mr. James R. Boyd, Chairman, Arch Coal, Inc., One CityPlace Drive, Suite 300, St. Louis, MO 63141.

Compensation of Directors

Directors who are Arch Coal employees do not receive payment for their services as directors. The following table displays all components of compensation for non-employee directors:

Form of Compensation	Amount of Compensation
Annual Board Retainer*	$ 75,000
Additional Annual Retainer for Chairman of the Board	$100,000
Additional Annual Retainer for Audit Committee Chairman	$ 30,000
Additional Annual Retainer for other Committee Chairmen	$ 5,000
Board Attendance Fee (each meeting)	$ 1,250
Committee Attendance Fee (each meeting)	$ 1,250
New Director Fee**	$ 30,000

* At least $40,000 of the annual retainer is subject to mandatory deferral under Arch Coal's Outside Director's Deferred Compensation Plan into a hypothetical investment in Arch Coal stock and is payable in cash upon the director's termination of service.

** New directors receive an additional $30,000 during their first full year of service on the Board. This additional amount is subject to mandatory deferral under the Deferred Compensation Plan into a hypothetical investment in Arch Coal stock and is payable in cash upon the director's termination of service.

Arch Coal also pays for each director's costs of attending Board meetings and, under the Arch Coal, Inc. Director Matching Gift Program, the company donates $2.00 for each dollar contributed by directors to accredited institutions of higher education up to a maximum of $6,000 each year. Non-employee directors do not have a retirement plan nor do they participate in Arch Coal's benefit plans.

OWNERSHIP OF ARCH COAL COMMON STOCK

Ownership by Directors and Executive Officers

The following table shows Arch Coal common stock owned beneficially by Arch Coal's directors and executive officers as of February 1, 2004. In general, "beneficial ownership" includes those shares a person has the power to vote or the power to transfer, and stock options that are exercisable currently or become exercisable within 60 days. Except as otherwise noted, each person has sole voting and investment power over his or her shares.

Beneficial Owner	Shares of Common Stock	Shares Underlying Options Exercisable Within 60 Days	Total	Percentage of Outstanding Shares
James R. Boyd, Chairman of the Board and Director(1)(2)	52,485	-0-	52,485	*
Frank M. Burke, Director(2)	64,751	-0-	64,751	*
Douglas H. Hunt, Director(2)(3)	26,563	-0-	26,563	*
Steven F. Leer, President, CEO and Director(1)(4)	25,087	394,489	419,576	*
Thomas A. Lockhart, Director(2)	2,445	-0-	2,445	*
A. Michael Perry, Director(2)	14,364	-0-	14,364	*
Robert G. Potter, Director(2)(5)	15,850	-0-	15,850	*
Theodore D. Sands, Director(2)	44,297	-0-	44,297	*
John W. Eaves, Executive Vice President and Chief Operating Officer(4)(6)	51,552	125,664	177,216	*
Kenneth G. Woodring, Executive Vice President — Operations(4)	13,469	163,495	176,964	*
Robert J. Messey, Senior Vice President and Chief Financial Officer	2,300	64,563	66,863	*
David B. Peugh, Vice President — Business Development(4)	3,902	102,389	106,291	*
All directors and executive officers of Arch Coal as a group (17 persons)(7)	326,292	1,232,000	1,558,292	2.9%

* Less than one percent of the outstanding shares.

(1) Includes shares held jointly with such person's spouse in the following amounts: Mr. Boyd — 1,045 and Mr. Leer — 1,010.

(2) Includes shares held under the Director Deferred Compensation Plan in the following amounts: Mr. Boyd — 19,844; Mr. Burke — 14,751; Mr. Hunt — 15,563; Mr. Lockhart — 2,345; Mr. Perry — 8,085; Mr. Potter — 11,850; and Mr. Sands — 19,297.

(3) Mr. Hunt also has a beneficial interest in a trust known as the Lyda Hunt-Herbert Trusts — Douglas Herbert Hunt in the amount of 209,477 shares. Mr. Hunt does not control the Trust.

(4) Includes shares held under Arch Coal's Employee Thrift Plan in the following amounts: Mr. Leer — 24,077; Mr. Eaves — 1,552; Mr. Woodring — 2,362; and Mr. Peugh — 908.

(5) Includes 4,000 shares held in Robert G. Potter Trust dated 11/5/1992, Robert G. Potter as Trustee.

(6) Includes 50,000 shares of restricted stock. Mr. Eaves has the power to vote such shares prior to the grant's January 31, 2008 vesting date.

(7) Includes 32,599 shares held by executive officers under Arch Coal's Employee Thrift Plan and 3,548 shares held by executive officers under Arch Coal's Deferred Compensation Plan.

Ownership by Others

The following table shows all persons or entities that Arch Coal knows were "beneficial owners" of more than five percent of Arch Coal common stock on February 1, 2004, and is based on filings made by such owners with the Securities and Exchange Commission.

Beneficial Owner	Shares of Common Stock	Percent of Class*
FMR Corp. 82 Devonshire Street Boston, Massachusetts 02109	3,262,480	6.0%
Prudential Financial, Inc. 751 Broad Street Newark, New Jersey 07102-3777	2,824,566	5.2%
Jennison Associates LLC 466 Lexington Avenue New York, New York 10017	2,790,035	5.2%
Mellon Financial Corporation One Mellon Center Pittsburgh, Pennsylvania 15258	2,057,489	3.8%

* Percentage of Arch Coal's outstanding shares of common stock on February 1, 2004.

COMPENSATION OF EXECUTIVE OFFICERS

Report of the Personnel and Compensation Committee

The P&C Committee

The P&C Committee is comprised entirely of independent directors and has the responsibility for reviewing and approving changes to Arch Coal's executive compensation policies and programs. The P&C Committee also approves all compensation payments to the Chief Executive Officer and other executive officers, except for grants of stock-based compensation, which are approved by the Board of Directors as a whole.

Compensation Principles

Arch Coal's compensation program for executives consists of three key elements:

- A base salary;
- A performance-based annual bonus; and
- A long-term incentive program consisting of periodic grants of both stock options, performance shares or units and/or restricted stock units.

The fundamental objective of Arch Coal's executive compensation program is to attract, retain and motivate key executives to enhance long-term profitability and stockholder value. Arch Coal's compensation program meets this objective by:

- Providing for a level of base compensation that is competitive with other similarly sized publicly-traded companies, with particular emphasis on those in mining and extractive industries;
- Providing total compensation opportunities which are comparable to the opportunities provided by a group of peer companies of similar size and diversity to Arch Coal in analogous or related businesses, as well as general industry indices;
- Linking the compensation of Arch Coal executives to the operating and financial performance of the company by making significant elements of each executive's compensation sensitive to the company's overall performance;
- Emphasizing variable pay and long-term incentives at more senior levels of the company; and
- Rewarding executives for both the short and long-term enhancement of stockholder value.

Annual Base Salary

Base compensation is determined in accordance with the executive compensation principles established by the P&C Committee. The P&C Committee considers overall company performance, individual performance, competitive compensation and target pay levels when determining compensation.

Annual Incentive Bonus

Incentive Compensation Plan

Arch Coal's incentive compensation plan provides opportunities for its key executives to earn annual incentive compensation based upon the successful achievement of individual and corporate financial and operating performance objectives. Approximately 200 employees were eligible to participate in the plan in 2003.

A participant's maximum annual incentive opportunity is based upon his or her level of participation in the bonus plan. The incentive opportunity increases based upon an executive's potential to affect operations or profitability. The maximum incentive opportunity in 2003 for the Chief Executive Officer was

150% of base salary while the maximum incentive opportunity for the other executive officers, including the other executive officers named in this proxy statement, was 80% to 125% of base salary.

Awards for corporate employees, including the CEO, are based on overall corporate and individual performance. Awards to operating subsidiary employees are based on a combination of corporate, subsidiary and individual performance. Corporate performance is determined by comparing Arch Coal's actual performance against objective performance measures, which are established by the Board at the beginning of each calendar year. For 2003, these performance measures, which are weighed equally, are:

- earnings per share (EPS);
- adjusted earnings before interest, taxes, depreciation, and amortization (adjusted EBITDA); and
- production costs per ton.

Corporate performance is weighted more at senior levels in the organization; however, all participants in the program have an individual performance factor which is based upon an evaluation of the extent to which an individual has successfully discharged his or her duties during the year. All award payments are subject to the review and approval of the P&C Committee.

2003 Incentive Bonuses

The table below shows key measures of Arch Coal's financial performance for 2003 compared to 2002:

	2003	2002
	(In millions except per share data)	
Net income (loss)	$ 10.1	$ (2.6)
Income from operations	$ 40.4	$ 29.3
Adjusted EBITDA	$201.2	$228.9
Earnings (loss) per share	$ .19	$ (0.05)
Production costs per ton	$14.09	$13.24

Arch Coal's performance in 2003 resulted in a bonus pay-out of $672,900 to Arch Coal's executive officers based on the corporate performance measures referenced above.

Long-Term Incentives

The P&C Committee has determined that a long-term incentive opportunity for each of Arch Coal's executive officers should be delivered through awards of stock options, phantom performance shares, restricted stock units and/or performance units. The committee intends that these long-term incentive opportunities be competitive and based on actual company performance.

In 2002, the Board of Directors determined that it was appropriate to grant stock options to the Chief Executive Officer, the other executives, and all other stock option recipients of two times the normal level. The committee felt this would create a significant incentive for immediate and sustained improvement in corporate performance and would serve as a retention device for the key employees. This grant was made by the Board with the understanding that no grants of stock options would be made in 2003. Consequently, in 2003 there were no stock option grants made to the executive officers named in this proxy statement.

On February 24, 2000, approximately 200 executive and management employees received grants of phantom performance shares under the Stock Incentive Plan. Pursuant to this grant, performance shares could be earned based upon Arch Coal's total stockholder return over the four-year period beginning January 1, 2000 relative to two external benchmarks: a peer group and the S&P's 400 mid-cap index. Based on the exceptional performance demonstrated under the plan, the Board approved an award payable in cash to participants in January 2004. Mr. Leer was awarded a payout of $1,820,411 under the plan.

Deductibility of Compensation

Under Section 162(m) of the Internal Revenue Code, Arch Coal is subject to the loss of the deduction for compensation in excess of $1 million paid to one or more of the executive officers named in this proxy statement. This deduction can be preserved if Arch Coal complies with certain conditions in the design and administration of its compensation programs.

The P&C Committee will make reasonable efforts, consistent with sound executive compensation principles and the needs of Arch Coal, to ensure that all future amounts paid to its executive officers will be fully deductible by the Company.

Other Plans

Arch Coal maintains a Deferred Compensation Plan pursuant to which certain executives can defer base and annual incentive compensation. Arch Coal also maintains an Employee Thrift Plan, a Cash Balance Pension Plan, insurance and other benefit plans for its employees. Executives participate in these plans on the same terms as other eligible employees, subject to any legal limits on the amounts that may be contributed by or paid to executives under the plans.

Compensation of the Chief Executive Officer

Mr. Leer's base compensation remained at $650,000 in 2003. For 2003, Mr. Leer's maximum incentive opportunity under Arch Coal's annual incentive compensation plan was 150% of his base salary, or $975,000. Mr. Leer was awarded a bonus payout of $158,000 under the plan.

General

This report is submitted by the P&C Committee with respect to all matters set forth in the report, except for those matters related to stock based compensation awards and by the entire Board of Directors, but only with respect to stock based compensation awards. Mr. Leer excused himself from Board meetings and abstained from voting with respect to all matters relating to his own compensation and to stock-based compensation.

In summary, the P&C Committee and the Board believe that the total compensation opportunities provided to Arch Coal's executive officers create a strong linkage and alignment with the long-term best interest of Arch Coal and its stockholders.

Personnel and
Compensation Committee

Douglas H. Hunt, Chairman
Frank M. Burke
Thomas A. Lockhart
Robert G. Potter
Theodore D. Sands

Arch Coal, Inc. Board of Directors

James R. Boyd, Chairman
Frank M. Burke
Douglas H. Hunt
Steven F. Leer
Thomas A. Lockhart
A. Michael Perry
James L. Parker
Robert G. Potter
Theodore D. Sands

Summary Compensation Table

The following table is a summary of compensation information for each of the last three years for the Chief Executive Officer and each of the other four most highly compensated executive officers, based upon annual salary for the year 2003:

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation Awards		All Other Compensation (3)($)
		Salary($)	Bonus($)	Other Annual Compensation(1)	Restricted Stock Award(2)($)	Securities Underlying Option Awards(#)	
Steven F. Leer	2003	650,000	158,000	3,795	-0-	-0-	38,297
President & Chief Executive	2002	650,000	-0-	3,981	-0-	109,450	36,363
Officer	2001	575,000	274,500	3,909	-0-	177,400	29,008
John W. Eaves	2003	400,000	81,000	3,795	-0-	-0-	19,724
Executive Vice President &	2002	320,000	-0-	5,053	1,055,500	35,950	19,148
Chief Operating Officer	2001	295,000	116,800	3,806	-0-	62,200	16,461
Kenneth G. Woodring	2003	380,000	61,600	4,276	-0-	-0-	22,781
Executive Vice President —	2002	380,000	-0-	4,507	-0-	42,700	21,805
Operations	2001	365,000	134,300	3,909	-0-	78,500	16,666
Robert J. Messey	2003	305,000	49,500	3,795	-0-	-0-	18,335
Senior Vice President and	2002	305,000	-0-	3,650	-0-	34,250	18,245
Chief Financial Officer	2001	275,000	105,100	7,615	-0-	31,400	10,200
David B. Peugh	2003	230,000	184,000	-0-	-0-	-0-	13,447
Vice President — Business	2002	230,000	-0-	-0-	-0-	51,700	14,909
Development	2001	220,000	72,841	-0-	-0-	45,000	-0-

(1) Represents tax reimbursement payments.

(2) The value shown is the number of restricted shares times the market price of Arch Coal common stock on the day of grant. The value given does not reflect the fact that the shares are restricted. Mr. Eaves receives the same cash dividends on the restricted shares as holders of Arch Coal common stock, but he cannot sell the shares during the restricted period.

(3) This amount represents: contributions made to the applicable Employee Thrift Plan for 2001, 2002 and 2003, and credits made under Arch Coal's Deferred Compensation Plan for 2002 and 2003. All contributions to the Employee Thrift Plan were made during the listed year. All credits pursuant to the Deferred Compensation Plan were made in the following year.

Stock Option Grants

There were no stock option grants granted to the named executive officers during 2003.

Stock Option Exercises and Year-End Values

The table below sets forth option exercises during 2003 by the named executive officers and the following information with respect to the status of their options as of December 31, 2003:

- The total number of exercisable and unexercisable stock options held at December 31, 2003; and
- The aggregate dollar value of in-the-money unexercised options at December 31, 2003.

Name	Shares Acquired on Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options at FY-End(#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at FY-End($)* Exercisable/Unexercisable
Steven F. Leer	-0-	-0-	210,860/320,440	2,608,572/3,074,615
John W. Eaves	16,500	304,631	60,543/110,057	608,381/1,049,210
Kenneth G. Woodring	37,030	436,180	80,520/136,350	642,751/1,292,285
Robert J. Messey	22,526	290,032	30,667/76,707	569,032/766,967
David B. Peugh	15,000	184,688	56,526/78,174	580,284/747,063

* Calculated based on the closing stock price of Arch Coal's common stock on the last trading day of 2003 of $31.17.

Pension Plans

On January 1, 1998, Arch Coal replaced its existing pension plans with a new Cash Balance Pension Plan. The benefits of participating individuals under the former plans were vested as of that date and his or her cash balance account was credited with the present value of his or her earned pension benefit, payable at age 65. Salaried employees hired after January 1, 1998 become vested after three years of employment. On an annual basis (or a shorter period if a participant's employment is terminated), each participant's account is credited with the following:

- contribution credits equal to a percent of total pay;
- transition credits for a period equal to a participant's credited service under the prior pension plan as of December 31, 1997 (to a maximum of 15 years from December 31, 1997); and
- interest credits based on one-year treasury yields plus 1%.

The percentage amounts of the contribution and transition credits, which are shown in the following chart, are based on the participant's age at year end:

Age at Year End	Contribution Credits as % of Total Pay*	Transition Credits as % of Total Pay**
Under 30	3.0%	1.0%
30 to 34	4.0%	1.0%
35 to 39	4.0%	2.0%
40 to 44	5.0%	3.0%
45 to 49	6.0%	4.0%
50 to 54	7.0%	4.0%
55 and over	8.0%	4.0%

* Plus an additional 3% of pay above the Social Security wage base.

** Total pay means regular salary plus annual incentive bonus payments.

As of December 31, 2003, the estimated annual annuities (based on one-year treasury yields) payable at age 65 to executive officers named in this proxy statement are as follows:

Name	Estimated Annual Payments*
Steven F. Leer	$346,013
John W. Eaves	$198,775
Kenneth G. Woodring	$186,546
Robert J. Messey	$ 39,660
David B. Peugh	$127,464

* Assumes the executive officer works until age 65, annual base compensation remains unchanged from 2003, and that future incentive compensation is equal to the average of that awarded over the last four years. The interest rate used for determining the annuity was 5.16%. The interest credits for 2004 and future years was 4.25%.

Employment Agreements

Each executive officer has an employment agreement with Arch Coal that requires the company to continue the executive's salary and benefits for one year if he or she is terminated without cause. If, however, the executive resigns for good reason or is terminated without cause within two years after a change in control of the company, then, depending upon his or her position, the executive would receive a payment equal to up to three-times the highest annual compensation (including incentive compensation) received by such executive during the prior three years. In addition, certain benefits would continue for up to three years depending upon the benefit and position held by the executive.

Section 16(a) Beneficial Ownership Reporting Compliance

Under the securities laws, Arch Coal's directors, executive officers and any persons beneficially holding more than ten percent of its common stock are required to report their ownership of the common stock and any changes in that ownership to the SEC and the New York Stock Exchange. Specific due dates for these reports have been established, and Arch Coal is required to report in this proxy statement any failure to file by these dates. All of these filing requirements were satisfied in 2003. In making these statements, Arch Coal has relied on copies of the reports that its executive officers and directors have filed with the SEC.

Related Party Transactions

Arch Coal sold a portion of its 34% ownership interest in Natural Resource Partners, L.P. (NRP) on December 22, 2003. Mr. Leer, President, CEO and a director of Arch Coal, served on the NRP board of directors until December 22, 2003, and Mr. Peugh, Vice President-Business Development of Arch Coal, continues to serve on NRP's board of directors. Arch Coal leases certain coal reserves from NRP and pays royalties to NRP for the right to mine those reserves. Arch Coal paid $12.3 million in royalty payments to NRP during 2003.

Securities Authorized for Issuance Under Equity Compensation Plans

The Arch Coal, Inc. 1997 Stock Incentive Plan, which has been approved by Arch Coal's stockholders, is the sole plan under which Arch Coal's equity securities are authorized for issuance to employees. The following table shows the number of shares of common stock to be issued upon exercise of options outstanding at December 31, 2003, the weighted average exercise price of those options, and the number of shares of common stock remaining available for future issuance at December 31, 2003, excluding shares

to be issued upon exercise of outstanding options. No warrants or rights had been issued under the Plan as of December 31, 2003.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities to be Issued Upon Exercise)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	4,622,616	$21.29	3,028,995
Equity compensation plans not approved by security holders	0	—	0
	4,622,616	$21.29	3,028,995

Stock Price Performance Graph

The graph below compares the cumulative total return to stockholders (stock price appreciation plus reinvested dividends) on Arch Coal's common stock with the cumulative total return on two indices: a peer group and the Standard & Poor's (S&P) 400 (Midcap) Index. The graph assumes that:

- You invested $100 in Arch Coal common stock and in each indicia at the closing price on December 31, 1998;
- all dividends were reinvested;
- annual reweighting of the peer group; and
- you continued to hold your investment through December 31, 2003.

5-YEAR TOTAL SHAREHOLDER RETURN

ARCH COAL INC vs S&P 400 (MIDCAP) AND INDUSTRY PEER GROUP



SOURCE: Standard & Poor's Research Insight

NOTES: The companies included in the industry peer group are:

Consol Energy Inc. Freeport McMoran Copper & Gold Inc., Massey Energy Company, Newmont Mining Corp., Peabody Energy Corp., and Southern Peru Copper Corporation.

ADDITIONAL INFORMATION

Information About Stockholder Proposals

If you wish to submit proposals for possible inclusion in our 2005 proxy materials, we must receive them on or before November 22, 2004. Proposals should be mailed to:

Arch Coal, Inc.
One CityPlace Drive
Suite 300
St. Louis, Missouri 63141
Attention: Robert G. Jones, Vice President — Law, General Counsel and Secretary

If you wish to nominate directors and/or propose proper business from the floor for consideration at the 2004 Annual Meeting of Stockholders, our by-laws provide that:

- You must notify Arch Coal's Secretary in writing;
- Your notice must have been received at Arch Coal's headquarters not earlier than January 23, 2004 and not later than February 12, 2004; and
- Your notice must contain the specific information required in our by-laws.

We will send copies of these requirements to any stockholder who writes to us requesting this information. Please note that these three requirements apply only to matters that you wish to bring before your fellow stockholders at the 2004 Annual Meeting without submitting them for possible inclusion in our 2004 proxy materials.

Directions to the Annual Meeting

From Downtown St. Louis: Take Interstate 64 West to 270 North. Exit at Olive Boulevard. Take Olive Boulevard East to CityPlace Drive. North on CityPlace Drive to Arch Coal's headquarters at CityPlace One.

From Lambert International Airport: Take Highway 70 West to 270 South. Exit at Olive Boulevard. Take Olive Boulevard East to CityPlace Drive. North on CityPlace Drive to Arch Coal's headquarters at CityPlace One.

ROBERT G. JONES
Vice President — Law, General Counsel and Secretary

March 8, 2004

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EXHIBIT A

ARCH COAL, INC.
CORPORATE GOVERNANCE GUIDELINES

The Vision of Arch Coal is:

To create superior customer and shareholder value as the safest, lowest cost and most environmentally responsible supplier of coal-based energy in the world.

In Furtherance of that Vision, our Mission is:

Arch Coal is dedicated to being a market-driven global leader in the coal industry and to creating superior long-term shareholder value. We will conduct our business with integrity and an unrelenting passion for providing the best value to our customers. We will foster an innovative, motivating work environment and operate safe, low cost mines, utilizing our resources effectively and efficiently.

The directors are employed by stockholders to oversee management so as to hold managers accountable for the pursuit of the corporate vision and mission.

I. DIRECTOR QUALIFICATION STANDARDS

The principal qualities of an effective corporate director include strength of character, an inquiring and independent mind, practical wisdom, and mature judgment. In addition to these qualities, Arch Coal's criteria include recognized achievement, an ability to contribute to some aspect of the company's business, and the willingness to make the commitment of time and effort required of an Arch Coal director. In order to find the most valuable talent available to meet these criteria, the Board considers candidates diverse in geographic origin, gender, ethnic background, and professional experience (private, public, and non-profit). The goal is to include members with the skills and characteristics that taken together will assure a strong Board.

The number of directors that constitutes the Board is fixed from time to time by a resolution adopted by a two-thirds majority of the Board. Currently, the Board is composed of 9 members.

It is the policy of the Board to have an overwhelming majority of directors who meet the applicable independence requirements of the New York Stock Exchange (''NYSE''), the Sarbanes-Oxley Act and the Securities and Exchange Commission (''SEC''). In addition, it is the policy of the Board to have significant representation on the Board of individuals not affiliated with a significant shareholder of Arch Coal.

The Board itself is responsible, in fact as well as procedure, for selecting new Board members who will join the Board between shareholder meetings as well as those to be nominated by the Board for election by shareholders. The Board delegates the screening process to the Nominating and Corporate Governance Committee, with direct input from the CEO and Chairman. Candidates may be recommended to the Nominating and Corporate Governance Committee by other directors, employees, and shareholders.

Arch Coal does not have term limits for its directors, but does have mandatory retirement for outside directors at the annual meeting following such director's 72nd birthday. Further, the Nominating and Corporate Governance Committee reviews each director's performance on the Board when the director's Board term has expired and the slate of director candidates is being developed for inclusion in the proxy.

Non-employee directors inform the Chairman of the Nominating and Corporate Governance Committee and the CEO of any principal occupation change, including retirement, and offer their resignation to the Chairman of the Nominating and Corporate Governance Committee. The Chairman of the Nominating and Corporate Governance Committee, in turn, advises the Committee of such change of status so that the Committee with the aid of the CEO and Chairman can decide whether to accept the resignation.

The Board has no policy with respect to the separation of the offices of Chairman and the Chief Executive Officer. The Board believes that it should have the ability to make this determination on a case-by-case basis in a manner it deems in the best interest of Arch Coal.

II. DIRECTOR DUTIES AND RESPONSIBILITIES

In fulfilling its responsibilities, Arch Coal's Board performs the following principal functions:

1. Ensuring legal and ethical conduct;
2. Selecting, evaluating, compensating, and, where necessary, replacing the CEO and other senior executives;
3. Approving corporate strategy;
4. Providing general oversight of the business;
5. Evaluating Board processes and performance;
6. Selecting and nominating candidates for the election to the Board of Directors; and
7. Compensating directors.

Directors are expected to attend Board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. The CEO, in consultation with the Chairman, establishes the agenda for each Board meeting. Any director is entitled to add to the agenda any matter that the director reasonably believes should be on the agenda. Prior to each Board meeting, the Board members receive an agenda for the meeting, along with advance copies (when possible) of any written materials to be discussed. In addition, the CEO regularly distributes to all Board members items of topical interest relating to Arch Coal, its operating environment, and the markets that it serves.

The non-management directors meet regularly in executive session, with such meetings led by the Chairman. The Board also meets regularly in open session joined by selected members of Arch Coal's Senior management. All of Arch Coal's senior officers make presentations to the Board on a regular basis. In addition, from time to time various other corporate personnel attend open Board sessions and make presentations.

Board members have complete access to corporate management at all times. Board members use judgment to be sure that this contact is not distracting to the business operation of the company. In addition, the Board and each committee have the power to hire independent legal, financial or other advisors as they may deem necessary, without consulting or obtaining the approval of any officer of the Company in advance.

III. BOARD COMMITTEES

Arch Coal has four standing committees: Audit, Nominating and Corporate Governance, Finance, and Personnel and Compensation ("P&C"). Pursuant to Arch Coal's bylaws, the Board may create or discharge any committee at any time, subject to the rules and regulations of the NYSE, the Sarbanes-Oxley Act and the SEC.

The Nominating and Corporate Governance Committee, after consultation with the Chairman and CEO and with consideration of the desires of individual Board members, recommends committee assignments including the chairmanships to the full Board for approval.

Committee chairmanships usually are rotated every three years. Other committee members are rotated periodically as the Board deems appropriate, although membership on a committee is normally limited to six years for one assignment. Exceptions to these guidelines are made as the Board deems appropriate.

The Audit Committee, Nominating and Corporate Governance Committee, and the P&C Committee consist only of independent directors under criteria established by the NYSE. Each of these committees has its own charter which sets forth the purposes, goals and responsibilities of such committee. The charters also provide that each committee will annually evaluate its performance.

The CEO and Secretary of Arch Coal, in consultation with the Chairman and each committee chairman, sets the committee meeting calendar for the upcoming calendar year. Each committee reports to the Board at the next meeting of the Board following the committee meeting.

Prior to each committee meeting, the committee members receive an agenda for the meeting, along with advance copies (when possible) of any written materials to be discussed.

Each committee chairman convenes as appropriate executive sessions of non-employee or outside Board members of the committee to discuss its operations.

IV. DIRECTOR ORIENTATION AND EDUCATION

Management will provide new Directors with an initial orientation in order to familiarize them with their responsibilities as Directors under law and the New York Stock Exchange Listing Standards, and with the Company and its strategic plans, its significant financial, accounting and risk management policies and procedures, its compliance programs, its Business Code of Conduct, its senior management, and its internal and independent auditors.

In addition, on an ongoing basis, Directors are encouraged to attend continuing education opportunities to provide knowledge of current developments in relevant matters or to improve critical skills.

V. EVALUATING BOARD PROCESSES AND PERFORMANCE

The Nominating and Corporate Governance Committee reports annually to the Board on an assessment of the Board's performance. This is discussed by the Board at first with the CEO in attendance; then, if desired by the Chairman of the Nominating and Corporate Governance Committee or any other director, it is discussed in an executive session of non-employee directors. This assessment is of the Board's contribution as a whole and reviews areas in which the Board and/or the management believes a better contribution could be made. The Nominating and Corporate Governance Committee is responsible for evaluating the performance of current Board members at the time they are considered for re-nomination to the Board.

VI. DIRECTOR COMPENSATION

The Nominating and Corporate Governance Committee is responsible for reviewing and making recommendations to the Board concerning directors' compensation, including benefits. In undertaking its review, this Committee may receive advice from the CEO and internal staff and engage outside consultants to provide reports on trends in director compensation, including compensation paid to outside directors of other companies.

The Board seeks to avoid compensation elements that may compromise the independence of directors, such as consulting contracts or other indirect forms of compensation to a director or an organization with which the director is affiliated.

VII. CONFLICT OF INTEREST

A director's business or family relationships may occasionally give rise to that director's material personal interest on a particular issue. The Board, after consultation with counsel, determines whether such a conflict of interest exists on a case-by-case basis. The Board takes appropriate steps to identify such potential conflicts and to assure that all directors voting on an issue are disinterested with respect to that issue.

VIII. THE CEO AND SENIOR MANAGEMENT

The full Board of non-employee directors makes an annual evaluation of the CEO's performance, taking into account both the financial performance of the business and the qualitative performance of the CEO, including, for example, vision and leadership, accomplishment of long-term strategic objectives, and

development of management. The results are used to identify strengths and areas needing improvements and to provide input to the P&C Committee's evaluation of the CEO for compensation purposes.

The CEO reviews annually with the Board the current goals of the other senior officers and the extent to which these officers have accomplished their previous goals.

The P&C Committee annually evaluates the performance of the CEO and other senior officers for compensation purposes and makes compensation recommendations to the Board (non-employee directors). The Board reviews these evaluations and recommendations and determines the compensation, including incentive pay.

The CEO makes an annual report to the Board on succession planning and management development. In this report, the CEO recommends at least one individual who could assume the CEO position if the CEO unexpectedly should be unavailable for service, updating this recommendation as appropriate.

The CEO and other senior officers obtain the approval of the Nominating and Corporate Governance Committee prior to accepting an invitation to serve on the Board of another public company or on the Board of any private company that would represent a material commitment of time. It is generally advisable to limit such outside directorships to no more than two.

The CEO and other senior officers of Arch Coal do not serve on the Board of a company for which an Arch Coal non-employee director serves as an officer.

These principles and policies are in addition to and are not intended to change or interpret any Federal or state law or regulation, including the Delaware General Corporation Law, or the Certificate of Incorporation or By-laws of the Company. The Board of Directors will review these Guidelines at least annually and, if appropriate, revise these Guidelines from time to time.

EXHIBIT B

POLICY FOR THE PROVISION OF SERVICES BY THE COMPANY'S INDEPENDENT AUDITORS (REVISED)

Arch Coal, Inc. (the "Company") is aware of the importance of maintaining investor confidence in the integrity of its audited financial statements. To this end, it is essential that the Company's outside auditors remain independent from the Company both in fact and appearance and thereby remain capable of exercising objective and impartial judgment on all issues encompassed within the audit engagement. The Company is also aware of the greater sensitivity of the Securities and Exchange Commission (the "Commission") in the area of auditor independence, as reflected in the February 2001 revision of the Commission's Auditor Independence Requirements (the "Independence Rules"). As a result, the Company has adopted this policy for engaging the Company's independent auditors.

I. Scope of Policy

This policy covers all audit and non-audit service engagements ("Engagements") between the Company (or any of its subsidiaries or affiliates) and its independent auditors or any of the auditor's employees or affiliates (collectively, the "Auditors"), including, without limitation, Engagements for:

- tax compliance and planning;
- management consulting;
- information systems design and implementation;
- mergers and acquisitions planning;
- appraisal or valuation services and fairness opinions; or
- actuarial services.

II. Process for Approval of Engagements

A. Chief Financial Officer Approval

The Chief Financial Officer ("CFO") of the Company shall review and recommend to the Audit Committee each Engagement. In exercising his duties hereunder, the CFO shall discuss with the management representative(s) requesting the Engagement and, at his discretion, with the Auditors, the scope, benefits and cost of each proposed Engagement and the impact of such proposed Engagement on the Auditor's independence.

B. Audit Committee Approval

The Audit Committee shall have the ultimate authority and responsibility to approve each Engagement. At his discretion, the Chair of the Audit Committee may represent the entire Committee for the purposes of this approval.

C. Independence Determination

In the determination of whether a proposed Engagement will impair, in appearance or in fact, the Auditor's independence, it shall be considered whether the relationship:

- creates a mutual or conflicting interest between the Auditor and the Company;
- places the Auditor in the position of auditing his or her own work;

- results in the Auditor acting as management or an employee of the Company; or
- places the Auditor in a position of being an advocate for the Company.

In determining the foregoing, the following factors shall be considered:

- whether the Engagement facilitates the performance of the audit, improves the Company's financial reporting process, or is otherwise in the public interest;
- whether the Engagement will be performed principally for the audit committee;
- the effects of the Engagement, if any, on audit effectiveness or on the quality and timeliness of the Company's financial reporting process;
- whether the Engagement would be performed by specialists (e.g., technology specialists) who ordinarily also provide recurring audit support;
- whether the Engagement would be performed by audit personnel and, if so, whether it will enhance their knowledge of the Company's business and operations;
- whether the role of those performing the Engagement (e.g., a role where neutrality, impartiality and Auditor skepticism are likely to be subverted) would be inconsistent with the Auditor's role;
- whether the audit firm's personnel would be assuming a management role or creating a mutuality of interest with management;
- whether the Auditors, in effect, would be auditing their own numbers;
- whether the project must be started and completed very quickly;
- whether the audit firm has unique expertise in the Engagement; and
- the size of the fee for the Engagement on a stand-alone basis and as a percentage of the anticipated audit fees for the calendar year.

III. Prohibited Engagements

The following types of Engagements shall be prohibited as impairing the Auditor's independence, except under the limited circumstances of a demonstrated exception to the Independence Rules:

- bookkeeping or other services related to the Company's accounting records or financial statements;
- financial information systems design and implementation;
- appraisal or valuation services;
- fairness opinions;
- actuarial services;
- internal audit services;
- management functions (i.e. performing a decision-making or supervisory function within the Company);
- human resource services (i.e. candidate searches or evaluations or reference checks);
- broker-dealer services;

- legal services; and
- any Engagement whereby the Auditor will be compensated based on a contingent fee arrangement.

Approved and Adopted by the
Audit Committee of the Board of Directors
April 2003
(revised February 2004)

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EXHIBIT C

ARCH COAL, INC.
AUDIT COMMITTEE CHARTER

Purpose

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight over (1) the integrity of the financial statements, internal accounting, financial controls, disclosure controls and financial reporting processes of the Company, (2) the independent auditors' qualifications and independence, (3) the performance of the Company's internal audit function and independent auditors, (4) the compliance by the Company with legal and regulatory requirements, and (5) provide an open level of communication among the independent auditors, financial and senior management and the Board.

The Committee shall prepare, or cause to be prepared, the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

Limitation of Audit Committee's Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditors.

Additionally, the Board and the Committee recognize that financial management (including the internal audit staff), as well as the independent auditors, have more time, knowledge and more detailed information about the Company than do Committee members. Consequently, in carrying out its oversight responsibilities, the Committee is not providing any expert or special assurances as to the Company's financial statements or any professional certification as to the independent auditors' work.

Committee Membership

The Committee shall consist of no fewer than three members. All Committee members shall be financially literate, as determined by the Board, and at least one member of the Committee shall have a background in financial reporting, accounting and auditing. All members of the Committee shall meet all other independence, experience and expertise requirements of the New York Stock Exchange. The Committee shall endeavor to at all times have at least one member who is an "audit committee financial expert," as defined by SEC regulations.

The members of the Committee shall be appointed by the Board on the recommendation of the Nominating & Corporate Governance Committee. Committee members may be replaced by the Board.

The Board shall appoint one of the members of the Audit Committee as Chairperson. It is the responsibility of the Chairperson to schedule all meetings of the Committee and to provide the Committee with a written agenda prior to each meeting.

Compensation shall be limited to director fees and committee fees.

Committee Authority and Responsibilities

The independent auditors shall report directly to the Audit Committee. In that regard, the Committee is directly responsible for engagement of the independent auditors, has the sole authority to appoint or replace the independent auditors, and shall pre-approve all audit engagement fees and terms and all non-audit engagements with the independent auditors and shall disclose its policies for approval of such engagements in the Company's periodic reports filed with the SEC . In addition, it is a direct responsibility of the Audit Committee for resolution of disagreements between management and the independent auditors regarding accounting and financial matters.

The Committee shall meet as often as it determines, but not less frequently than quarterly. The Committee may delegate authority to the Chair of the Committee and/or a subcommittee of the Audit Committee when appropriate, including authority to negotiate and pre-approve audit and non-audit fees for the independent auditor as needed between Audit Committee meetings subject to ratification by the full Committee. All actions taken pursuant to a delegation of authority described in the previous sentence shall be presented to the full Committee at its next regularly scheduled meeting for review and ratification.

The Committee shall have the authority, to the extent it deems necessary or appropriate, to retain its own special legal, accounting or other consultants to advise the Committee and the Company will provide adequate funding for such activities. In addition, the Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The Committee shall meet with management, the internal auditors and the independent auditors in separate executive sessions at least quarterly. The Committee may also, to the extent it deems necessary or appropriate, meet with the Company's outside legal counsel, investment bankers or financial analysts who follow the Company.

The Committee shall make regular reports to the Board and provide copies of the minutes of each meeting to the Board as soon as practical after each Committee meeting. The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Committee shall annually review the Committee's own performance.

The Committee, to the extent it deems necessary or appropriate, shall:

1. Discuss with management and the independent auditors the annual audited financial statements, including disclosures made in Management's Discussion and Analysis of Financial Condition and Results of Operations, including their judgment about the quality, not just the acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements and the results of the audit and recommend to the Board whether the audited financial statements should be included in the Company's Form 10-K.

2. Discuss with management and the independent auditors the Company's quarterly financial statements and disclosures under Management's Discussion and Analysis of Financial Condition and Results of Operations, including the results of the independent auditors' reviews of the quarterly financial statements, prior to the filing of such financial statements.

3. Discuss with management and the independent auditors, at the conclusion of the annual audit, significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or GAAP methods on the Company's financial statements. To further this goal, the Committee shall receive reports at least quarterly from the independent auditors, and prior to the filing of its report with the SEC, on all critical accounting policies and practices of the Company, all alternative treatments of financial information within GAAP that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the independent auditor, and other material written communications between the independent auditor and management.

4. Discuss with management the Company's earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies. The Committee need not discuss in advance each earnings release or each instance in which the Company may provide earnings guidance.

5. Discuss with management and the independent auditors the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

6. Discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit. In particular, discuss:

(a) The adoption of, or changes to, the Company's significant auditing and accounting principles and practices as suggested by the independent auditors, internal auditors and/or management.

(b) The management letter provided by the independent auditors and the Company's response to that letter.

(c) Any problems or difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, any accounting adjustments noted or proposed but passed (as immaterial or otherwise) and any significant disagreements with management. Also, discuss management's response to the annual "management" letter prepared by the independent auditors.

7. Meet with the independent auditors prior to the audit to discuss the planning and staffing of the audit.

8. Discuss the experience, qualifications, performance and independence of the Company's independent auditor, including all relationships between the auditing firm and the Company and its Directors and officers. Discuss the experience, qualifications, performance and independence of the lead partner as well as the senior members of the independent auditors' team. Periodically discuss the industry and other qualifications of the major accounting firms in the Company's industry.

9. Obtain and review a report from the independent auditors at least annually regarding (a) the independent auditors' internal quality-control procedures, (b) any material issues raised by the most recent quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with any such issues, and (d) all relationships between the independent auditors and the Company and the impact of any such relationships on the independence of the independent auditor.

10. At least annually, discuss the overall performance of the independent auditors, taking into account the opinions of management and the internal auditors.

11. At least annually, present the Committee's conclusions regarding the independence and performance of the independent auditors to the Board and, if so determined by the Committee, recommend that the Board take additional action to satisfy itself as to the qualifications, performance and independence of the independent auditors.

12. Discuss whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the lead audit partner more often that required by law, or even the independent auditing firm itself on a regular basis.

13. Set policies for the Company's hiring of employees or former employees of the independent auditors who were engaged on the Company's account.

14. Obtain and review a quarterly report on matters discussed by the independent auditors with its national office regarding the Company.

15. Review all related-party transactions.

16. Discuss internal audit plan and review assistance to be provided independent accountants by internal audit staff.

17. Discuss the appointment and replacement of the senior internal auditing executive.

18. Discuss the significant reports to management prepared by the internal audit department and management's responses.

19. Discuss with the independent auditors the responsibilities of the internal audit department, as well as the internal audit program, budget and staffing and any recommended changes in the planned scope of the internal audit.

20. Discuss the Internal Audit Charter at least annually.

21. Discuss with management, the internal auditors and the independent auditors the adequacy and effectiveness of accounting and financial controls, including the Company's policies and procedures to assess, monitor, and manage business risk, and legal and ethical compliance programs (e.g., the Company's Code of Business Conduct) and any special audit steps adopted in light of material control deficiencies.

22. Discuss with the Board the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Company's Code of Business Conduct and Ethics.

23. Discuss management's assertion on its assessment of the effectiveness of internal controls as of the end of the most recent fiscal year and the independent auditors' report on management's assertion.

24. Establish and discuss annually procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

25. Discuss with management and the independent auditors any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company's financial statements or accounting policies.

26. Discuss with the Company's General Counsel legal matters that may have a significant impact on the financial statements or the Company's compliance policies.

PART II — ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

Forward-Looking Statements

Statements in this annual report which are not statements of historical fact are forward-looking statements within the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. We base these forward-looking statements on the information available to, and the expectations and assumptions deemed reasonable by, us at the time the statements are made. Because these forward-looking statements are subject to various risks and uncertainties, actual results may differ materially from those projected in the statements. These expectations, assumptions and uncertainties include: our expectation of growth in the demand for electricity; the belief that legislation and regulations relating to the Clean Air Act and the relatively higher costs of competing fuels will increase demand for our compliance and low-sulfur coal; the expectation of continued improved market conditions for the price of coal; the expectation that we will continue to have adequate liquidity from our cash flow from operations, together with available borrowings under our credit facilities, to finance our working capital needs; a variety of operational, geologic, permitting, labor and weather related factors; and the other risks and uncertainties which are described below under "Contingencies" and "Certain Trends and Uncertainties."

Overview

We are a producer and marketer of low-sulfur coal, which we supply principally to domestic electric utilities and independent power producers. We operate large, modern mines in the major low-sulfur coal basins in the United States. These mines are among the most productive in the regions in which they operate and are supported by an extensive, low-cost reserve base totaling 2.9 billion tons.

We derive more than 80% of our revenues from long-term supply contracts (defined as having terms of one year or greater). These supply agreements typically have terms of one to three years, although certain contracts have much longer durations. The remainder of our coal sales result from sales on the spot market.

The locations of our mining operations are as follows:

- *Eastern United States* — We operate 23 mines, all of which are located in the Central Appalachia coal basin (defined as southern West Virginia, eastern Kentucky, and Virginia). Central Appalachia is the principal source of low-sulfur coal in the eastern United States.
- *Western United States* — We operate four mines in the western United States — a surface mine in the Powder River Basin in Wyoming, two surface mines in the Hanna Basin in Wyoming (which will be put into reclamation mode in 2004) and an underground longwall mine in Colorado. We also hold a 65% interest in Canyon Fuel Company, LLC, which operates three underground longwall mines in Utah.

Coal is the dominant fuel source for electric generation in the United States. Last year, coal's share of the electric generation market increased to 51%. Furthermore, coal has significant advantages that should enable it to maintain or even increase market share over the course of the next two decades. First, coal is a low-cost fuel for electric generation, averaging less than one-third the cost of natural gas or crude oil per megawatt hour of generation. In addition, there is significant excess capacity at existing coal-based power plants, and this excess capacity represents a very low-cost source of electricity to the grid. At present, coal-based power plants are operating at an average utilization rate of around 70%. We believe that there is significant potential to increase those utilization rates and thus drive increased coal demand. The U.S. Energy Information Administration projects that coal's share of electric generation will increase to 52% by the year 2025.

The principal driver for U.S. coal demand is growth in domestic power generation. Domestic power needs are expected to grow over the next several years as the economy grows and the U.S. economy

becomes increasingly electrified. The U.S. Energy Information Administration projects that power demand will grow at a rate of 1.8% annually over the course of the next two decades.

As energy demand grows, we believe that coal is well positioned to supply much of this demand, as competing fuels that have played a prominent role in meeting the nation's power needs in recent years are starting to be confronted with obstacles that could impede their future growth.

- Nuclear power, the second leading source of electric generation in the U.S. with a roughly 20% share, is operating near its effective capacity. Nuclear output has remained relatively flat since peaking in 2001. It appears unlikely that any new nuclear capacity will be constructed in the next five to 10 years.

- Natural gas, the source of roughly 17% of generating capacity, is currently limited by an insufficient resource base. As natural gas supplies have declined, prices have soared, with prices nearly double the average level of a few years ago. Those high prices have made natural gas plants uncompetitive, and were the principal reason that output at natural gas plants actually declined in 2003. While imports of liquefied natural gas ("LNG") are expected to alleviate some of this supply pressure in the future, it will likely be several years before LNG will play a meaningful role in U.S. electric generation.

That means that coal will continue to act as the dominant fuel source for electric generation in the years ahead. In addition, we believe that low-sulfur coal will benefit disproportionately from future coal demand growth. Utilities have sought to comply with the sulfur dioxide standards contained in Phase II of the Clean Air Act by shifting increasingly to lower sulfur coals rather than building expensive scrubbing capacity. At present, only a little more than 25% of eastern coal-based power generation is equipped with scrubbers. Until more scrubbing capacity is added, we believe that low-sulfur coal will have a significant advantage in the marketplace.

Our management has positioned the company to benefit from these trends by focusing on cost containment and growth in our core operating regions.

In recent quarters, operating costs have risen due in part to higher costs associated with medical benefits, workers' compensation, insurance, explosives, diesel fuel, permitting and surety bonding. We are focused on offsetting any future cost increases with cost savings and productivity improvements elsewhere. During 2004, we plan to intensify efforts at all of our mines to extend best practices; analyze major cost drivers and bottlenecks; implement process improvements; apply cutting edge maintenance programs; and invest in advanced technologies where appropriate and prudent.

We also plan to pursue growth in our key operating regions:

- Our idle Coal Creek mine in Wyoming, which is permitted at 18 million tons annually, will enable us to expand production in the Powder River Basin.

- In the eastern United States, we have strategic undeveloped coal reserves in southern West Virginia. We expect these reserves to support a highly efficient longwall deep mine operation as well as a very competitive surface mining operation. We are currently seeking to secure the necessary permits for these reserves.

- We are likely to bid on federal reserve tracts at our western operations that will extend and enhance our reserve position in those basins.

- In addition, we will consider reserve additions and acquisitions that will complement our positions in our core operating regions.

Results of Operations

Items Affecting Comparability of Reported Results

The comparison of our operating results for the years ending December 31, 2003, 2002 and 2001 are affected by the following significant items:

	Year Ended December 31		
	2003	2002	2001
	(Amounts in millions)		
Operating Income			
Gain on sale of NRP units	$ 42.7	$ —	$ —
Long-term incentive compensation accrual	(16.2)	—	(1.5)
Severance tax recoveries	2.5	—	—
Reduction in workforce	(2.6)	—	—
Gain from land sales	3.8	0.8	13.5
Gain on contract buyout	—	5.6	—
Workers' compensation premium adjustment	—	4.6	—
Retroactive royalty rate reductions	—	4.4	—
Reclamation adjustment — Illinois properties	—	—	7.5
Litigation settlements	—	(1.1)	(5.6)
State tax credit	—	—	7.4
Black lung excise tax recoveries	—	—	1.5
Canyon Fuel property tax recoveries	—	—	2.6
West Elk mine insurance recoveries	—	—	9.4
Net increase in operating income	$ 30.2	$14.3	$34.8
Other			
Expenses resulting from early debt extinguishment and termination of hedge accounting for interest rate swaps	(9.0)	—	—
Gain from mark-to-market adjustments on interest rate swaps that no longer qualify as hedges	13.4	—	—
Interest on black lung excise tax recoveries	—	—	3.1
Net increase in pre-tax income	$ 34.6	$14.3	$37.9

Gain on Sale of NRP Units. During 2003, we sold a portion of our ownership interest in Natural Resource Partners, L.P. ("NRP") for a purchase price of $115.0 million. This sale resulted in a gain of $70.6 million, of which $42.7 million was recognized in 2003 and the remainder has been deferred and will be recognized in future years.

Long-term incentive compensation plan expense. During the fourth quarter of 2003, our Board of Directors approved awards under a four-year performance unit plan that began in 2000. Amounts accrued for the plan totaled $16.2 million in 2003 and $1.5 million in 2001.

Severance Tax Recoveries. During 2003, we were notified by the State of Wyoming of a favorable ruling as it relates to our calculation of coal severance taxes. The ruling results in a refund of previously paid taxes and the reversal of previously accrued taxes payable. This amount was recorded as a component of cost of coal sales in the Consolidated Statement of Operations.

Reduction in Workforce. During the year ending December 31, 2003, we instituted cost reduction efforts throughout our operations. These cost reduction efforts included the termination of approximately 100 employees at our corporate office and eastern mining operations. Of the expense recognized, $1.6 million was recognized as a component of cost of coal sales, with the remainder recognized as a component of selling, general and administrative expenses.

Gain from Land Sale. During the years ended December 31, 2003, 2002 and 2001, we recognized gains from land sales at our idle properties. These gains are reported as other operating income.

Expenses resulting from early debt extinguishment and termination of hedge accounting for interest rate swaps. On June 25, 2003, we repaid the term loans of our subsidiary, Arch Western, with the proceeds from the offering of senior notes. In connection with the repayment of the term loans, we recognized expenses related to the write-off of loan fees and other debt extinguishment costs. Additionally, we had designated certain interest rate swaps as hedges of the variable rate interest payments due under the Arch Western term loans. Pursuant to the requirements of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"), historical mark-to-market adjustments related to these swaps through June 25, 2003 were deferred as a component of Accumulated Other Comprehensive Loss. Subsequent to the repayment of the term loans, these deferred amounts will be amortized as additional expense over the contractual terms of the swap agreements. For the twelve months ending December 31, 2003, we recognized expense of $4.3 million related to the amortization of previously deferred mark-to-market adjustments. The remainder of the expense recognized represents early debt extinguishment costs.

Mark-To-Market Adjustments. We are a party to several interest rate swap agreements that were entered into in order to hedge the variable rate interest payments due under Arch Western's term loans. Subsequent to the repayment of those term loans, the swaps no longer qualify for hedge accounting under FAS 133. As such, favorable changes in the market value of the swap agreements were recorded as a component of income and are included in other non-operating income in the Consolidated Statements of Operations.

Gain on Contract Buyout. During 2002, we settled certain coal contracts with a customer that was partially unwinding its coal supply position and desired to buy out of the remaining terms of those contracts. The settlements resulted in a pre-tax gain, which was recognized in other operating income in the Consolidated Statements of Operations.

Workers' Compensation Premium Adjustment. During 2002, we received a workers' compensation premium adjustment refund from the State of West Virginia. During 1998, we entered into the West Virginia workers' compensation plan at one of its subsidiary operations. The subsidiary paid standard base rates until the West Virginia Division of Workers' Compensation could determine the actual rates based on claims experience. Upon review, the Division of Workers' Compensation refunded $4.6 million in premiums. The refund is reflected as a reduction in cost of coal sales.

Retroactive Royalty Rate Adjustments. During 2002, we were notified by the Bureau of Land Management ("BLM") that we would receive a royalty rate reduction for certain tons mined at our West Elk location. The rate reduction applies to a specified number of tons beginning October 1, 2001 and ending no later than October 1, 2005. The retroactive portion of the refund totaled $3.3 million and has been recognized as a reduction of cost of coal sales. Additionally, Canyon Fuel was notified by the BLM that it would receive a royalty rate reduction for certain tons mined at its Skyline mine. The rate reduction applies to certain tons mined from September 1, 2001 through September 1, 2006. Our portion of the retroactive refund was $1.1 million, and is reflected as income from equity investments.

Reclamation Adjustments — Illinois Properties. During the year ended December 31, 2001, we reduced our reclamation liability resulting in a pre-tax gain of $7.5 million, of which $5.6 million was the result of permit revisions and the ultimate sale of the surface rights at our idle mine properties in Illinois, and $1.9 million was a result of estimate changes. These adjustments are reflected as a component of cost of coal sales.

State Tax Credit. During 2001, we recognized a state tax credit covering prior periods. This amount was recorded as a component of cost of coal sales.

Black Lung Excise Tax Recoveries. During the year ended December 31, 2001, as a result of progress in processing claims associated with the recovery of certain previously paid excise taxes on export sales, we recognized a pre-tax gain of $4.6 million. Of the $4.6 million recognized, $3.1 million represents the interest component of the claim and was recorded as interest income. The remaining $1.5 million was recorded as a reduction in cost of coal sales. The gain stems from an IRS notice during the second quarter

of 2000 outlining the procedures for obtaining tax refunds on black lung excise taxes paid by the industry on export sales. The notice was the result of a 1998 federal district court decision that found such taxes to be unconstitutional.

Canyon Fuel Property Tax Recoveries. During 2001, Canyon Fuel, our equity method investment, recognized recoveries of previously paid property taxes. Our share of these recoveries was $2.6 million and is reflected in income from equity investment on the Consolidated Statements of Operations.

West Elk Mine Insurance Recoveries. We idled our West Elk underground mine on January 28, 2000 following the detection of combustion-related gases in a portion of the mine. We recognized a final insurance settlement related to the event during 2001. This amount was reflected as a reduction of cost of coal sales in the Consolidated Statements of Operations.

Year Ended December 31, 2003, Compared to Year Ended December 31, 2002

Summarized operating results for 2003 versus 2002 and additional discussion of the 2003 results are provided below.

Revenues

	Year Ended December 31,		Increase (Decrease)	
	2003	2002	$	%
	(Amounts in thousands, except per ton data)			
Coal sales	**$1,435,488**	$1,473,558	$(38,070)	(2.6)%
Tons sold	**100,634**	106,691	(6,057)	(5.7)%
Coal sales realization per ton sold	**$ 14.26**	$ 13.81	$ 0.45	3.3%

Coal sales. Coal sales revenues decreased in 2003 as compared to 2002 primarily as a result of a decline in sales volume in 2003. Volumes were depressed in large part because our utility customers reduced coal stockpile inventory levels throughout the year. Offsetting the volume decline was an increase in average realization, due primarily to higher pricing on shipments made in 2003 as compared to 2002.

Our consolidated coal sales revenues are impacted by the mix of sales between eastern and western operations, as eastern coal has higher pricing on a per-ton basis. The comparison of revenues for 2003 and 2002 is relatively unaffected by the mix of sales between our eastern and western operations. During 2003, 29.5% of our tons sold were from eastern sources, as compared to 30.1% in 2002.

Costs and Expenses

	Year Ended December 31,		Increase (Decrease)	
	2003	2002	$	%
	(Amounts in thousands, except per ton data)			
Cost of coal sales	**$1,418,362**	$1,412,541	$ 5,821	0.4%
Selling, general and administrative expenses	**47,295**	40,019	7,276	18.2%
Long-term incentive compensation expense	**16,217**	—	16,217	N/A
Amortization of coal supply agreements	**16,622**	22,184	(5,562)	(25.1)%
Other expenses	**18,980**	30,118	(11,138)	(37.0)%
	$1,517,476	$1,504,862	$ 12,614	0.8%
Cost of coal sales per ton sold	**$ 14.09**	$ 13.24	$ 0.85	6.4%

Cost of coal sales. Cost of coal sales increased despite a decrease in coal sales due primarily to increased costs related to our pension and postretirement medical plans of $34.0 million. This increase was

a result of changes in the actuarial assumptions used to determine the liabilities and expenses related to the plans. Of the $34.0 million increase, $33.5 million related to our eastern operations. Additionally, cost of coal sales in 2003 was negatively impacted by the charges related to the reduction in force mentioned above and due to disruptions in production resulting from severe weather in the first quarter of 2003 at certain operations.

Selling, general and administrative expenses. The increase in selling, general and administrative expenses is primarily due to an increase in compensation-related expenses and costs related to the reduction in force mentioned above. Our 2003 administrative expenses include approximately $2.7 million earned under our annual incentive plan. No amounts were earned under the annual incentive plan in 2002.

Amortization of coal supply agreements. Amortization of coal supply agreements declined in 2003 as compared to 2002 primarily as a result of the renegotiation of a significant contract in 2003. In April 2003, we agreed to terms with a customer seeking to buy out of the remaining term of an above-market supply contract. The buyout resulted in the receipt of $52.5 million in cash and the write off of the contract value of approximately $37.5 million. Amortization related to this contract was $0.9 million in 2003 compared to $2.8 million in 2002. Additionally, two other contracts were fully amortized in 2003. Amortization on these contracts totaled $2.5 million in 2003 versus $5.4 million in 2002.

Other expenses. The decrease in other expenses is primarily a result of lower costs to terminate certain contractual obligations for the purchase of coal as compared to the prior year.

Other Operating Income

	Year Ended December 31,		Increase (Decrease)	
	2003	2002	$	%
	(Amounts in thousands)			
Income from equity investments	$ 34,390	$10,092	$24,298	240.8%
Gain on sale of units of NRP	42,743	—	42,743	N/A
Other operating income	45,226	50,489	(5,263)	(10.4)%
	$122,359	$60,581	$61,778	102.0%

Income from equity investments. Income from equity investments for 2003 is comprised of $19.7 million from our investment in Canyon Fuel and $14.7 million from our investment in NRP. For 2002, income from Canyon Fuel was $7.8 million and income from NRP was $2.3 million. The improved results from Canyon Fuel are due primarily to improved operating margins, as reduced operating costs more than offset slightly lower realizations. The increase in income from NRP is due to the fact that 2003 includes a full year of income from NRP, while 2002 includes only that period from the formation of NRP in October 2002.

Other operating income. The decline in other operating income is due primarily to lower outlease royalty income resulting from the contribution of reserves and the related leases to NRP. The royalty income we recorded in 2003 was $7.1 million lower than that reported in 2002. This decline was partially offset by the gains on the sale of land described above.

Interest Expense, Net

	Year Ended December 31,		Increase (Decrease)	
	2003	2002	$	%
	(Amounts in thousands)			
Interest expense	$50,133	$51,922	$(1,789)	(3.4)%
Interest income	(2,636)	(1,083)	(1,553)	(143.4)%
	$47,497	$50,839	$(3,342)	(6.6)%

Interest expense. The decline in interest expense is the result of lower average outstanding borrowings, as average debt levels declined more than 10% in 2003 as compared to 2002. During 2003, we reduced our overall debt levels through a public offering of preferred stock. This decline in debt levels was partially offset by higher interest rates. In June of 2003, we replaced Arch Western's variable-rate term loans with fixed-rate senior notes. The fixed-rate on the senior notes is higher than the variable rates that we paid in 2002.

Other non-operating income and expense

Amounts reported as non-operating consist of income or expense resulting from our financing activities other than interest. As described above, our results of operations for 2003 include expenses of $4.7 million related to debt extinguishment costs and $4.3 million related to the termination of hedge accounting and resulting amortization of amounts that had previously been deferred.

Additionally, we recognized income of $13.4 million from mark-to-market adjustments for interest rate swap agreements which no longer qualify for hedge accounting.

Benefit from income taxes

	Year Ended December 31,		Increase (Decrease)	
	2003	2002	$	%
	(Amounts in thousands)			
Benefit from income taxes	**$23,210**	$19,000	$4,210	22.2%

Our effective tax rate is sensitive to changes in estimates of annual profitability and percentage depletion. The increase in the income tax benefit for 2003 is primarily due to the utilization of a capital loss which had previously been reserved. We were able to utilize the capital loss to offset a portion of the gain from the sale of units of NRP.

Net income (loss) before cumulative effect of accounting change

	Year Ended December 31,		Increase (Decrease)	
	2003	2002	$	%
	(Amounts in thousands)			
Net income (loss) before cumulative effect of accounting change	**$20,340**	$(2,562)	$22,902	N/A

The increase in net income before cumulative effect of accounting change is primarily due to the gain on the sale of units of NRP, offset by the long-term compensation plan expense, each of which is described above.

Cumulative effect of accounting change

Effective January 1, 2003, we adopted Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* ("FAS 143"). FAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at fair value at the time obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. Application of FAS 143 resulted in a cumulative effect loss as of January 1, 2003 of $3.7 million, net of tax.

Preferred stock dividends

On January 31, 2003, we utilized our Universal Shelf Registration Statement and completed a public offering of 2,875,000 shares of 5% Perpetual Cumulative Convertible Preferred Stock. Dividends on the preferred stock are cumulative and are payable quarterly at the annual rate of 5% of the liquidation

preference. Our net income available to common shareholders for the year ending December 31, 2003 reflects $6.6 million of preferred dividends.

Year Ended December 31, 2002, Compared to Year Ended December 31, 2001

Results for the year ended December 31, 2002 were adversely impacted by the state of oversupply in the coal market that resulted from an extremely mild winter in late 2001 and early 2002 and a period of industrial economic weakness that dampened electricity demand. As a result, we reduced our rate of production from planned levels at our mining operations. Offsetting the impact of the overall production cuts was an improvement in operating performance at the West Elk Mine, which had experienced production difficulties and increased costs in 2001 resulting from high methane levels.

Summarized operating results for 2002 versus 2001 and additional discussion of the 2002 results are provided below.

Revenues

	Year Ended December 31,		Increase (Decrease)	
	2002	2001	$	%
	(Amounts in thousands, except per ton data)			
Coal sales	$1,473,558	$1,403,370	$70,188	5.0%
Tons sold	106,691	109,455	(2,764)	(2.5)%
Coal sales realization per ton sold	$ 13.81	$ 12.82	$ 0.99	7.7%

Coal sales. Coal sales revenues increased in 2002 as compared to 2001 primarily as a result of higher pricing on coal shipped during 2002 as compared to 2001. This impact was partially offset by the decline in the number of tons sold. The decline in sales volumes was a result of the state of oversupply in coal markets described above.

Our consolidated coal sales revenues are impacted by the mix of sales between eastern and western operations, as eastern coal has higher pricing on a per-ton basis. Our average coal sales realization increased in 2002 despite a shift in mix towards western coal. During 2002, 69.9% of our tons sold were from western sources, as compared to 68.9% in 2001.

Costs and Expenses

	Year Ended December 31,		Increase (Decrease)	
	2002	2001	$	%
	(Amounts in thousands, except per ton data)			
Cost of coal sales	$1,412,541	$1,336,218	$76,323	5.7%
Selling, general and administrative expenses	40,019	42,889	(2,870)	(6.7%)
Long-term incentive compensation expense	—	1,515	(1,515)	(100.0%)
Amortization of coal supply agreements	22,184	27,460	(5,276)	(19.2%)
Other expenses	30,118	18,190	11,928	65.6%
	$1,504,862	$1,426,272	$78,590	5.5%
Cost of coal sales per ton sold	$ 13.24	$ 12.21	$ 1.03	8.4%

Cost of coal sales. The increase in cost of coal sales is primarily due to the increase in coal sales revenues, as certain of our costs (including severance and other production taxes and coal royalties) are incurred as a percentage of coal sales realization. Additionally, 2001 cost of coal sales includes the West Elk insurance recoveries, reclamation adjustments, and state tax credits described above.

Selling, general and administrative expenses. The decrease in selling, general and administrative expenses is primarily attributable to incentive compensation accruals of $2.7 million recorded during 2001. We did not record any incentive compensation accruals during the year ended December 31, 2002.

Amortization of coal supply agreements. Amortization of coal supply agreements declined $5.3 million primarily as a result of the expiration and buy-out of above-market contracts that were valued as assets on our balance sheet and amortized in 2001.

Other expenses. Other expenses increased in 2002 primarily due to costs incurred to terminate certain contractual obligations for the purchase of coal.

Other Operating Income

	Year Ended December 31,		Increase (Decrease)	
	2002	2001	$	%
	(Amounts in thousands)			
Income from equity investments	$10,092	$26,250	$(16,158)	(61.6%)
Other operating income	50,489	59,108	(8,619)	(14.6%)
	$60,581	$85,358	$(24,777)	(29.0%)

Income from equity investments. In 2002, income from equity investments consisted of $7.8 million from our investment in Canyon Fuel and $2.3 million from our investment in NRP. Income from equity investments in 2001 consisted solely of income from our investment in Canyon Fuel. The decrease in investment income from Canyon Fuel resulted from decreased operating earnings at Canyon Fuel due to the expiration of a favorable sales contract at the end of 2001 and a weak market environment for Utah coal throughout 2002. Additionally, in 2001, Canyon Fuel recognized recoveries of previously paid property taxes, as described above. Income from our equity investment in NRP represents our share of NRP's earnings for the period from October 17, 2002 (the date of the formation of NRP) through November 30, 2002. We account for income from our investment in NRP on a one-month time lag.

Other operating income. The decrease in other operating income was primarily attributable to significant asset sales in 2001 which did not recur in 2002. These asset sales resulted in a pre-tax gain of $13.5 million in 2001, compared to $0.8 million in 2002.

Additionally, royalty income in 2002 from coal reserves leased to third parties declined by approximately $2.9 million, due primarily to the fact that certain of the leased reserves were contributed to NRP as

described above. These items were partially offset by income from the settlement of coal contracts described above.

Interest Expense, Net

	Year Ended December 31,		Increase (Decrease)	
	2002	2001	$	%
	(Amounts in thousands)			
Interest expense	$51,922	$64,211	$(12,289)	(19.1%)
Interest income	(1,083)	(4,264)	3,181	74.6%
	$50,839	$59,947	$ (9,108)	(15.2%)

Interest expense. Interest expense decreased by $12.3 million during the year ended December 31, 2002 as a result of lower average debt levels and lower interest rates during 2002 when compared to the prior year. Our average debt levels declined approximately 9% in 2002 as compared to 2001. Additionally, we paid a variable rate of interest on a substantial portion of our borrowings in 2002 and 2001, and 2002 expense benefited from a lower interest rate environment.

Interest income. The decrease in interest income in 2002 is the result of the recognition of the interest component of the black lung excise tax recovery during the year ended December 31, 2001 described previously.

Benefit from income taxes

	Year Ended December 31,		Increase (Decrease)	
	2002	2001	$	%
	(Amounts in thousands)			
Benefit from income taxes	$19,000	$4,700	$14,300	N/A

Our effective tax rate is sensitive to changes in annual profitability and percentage depletion. The income tax benefit recorded in 2002 is primarily the result of favorable tax settlements and the impact of percentage depletion. During 2002, we received notice from the IRS of proposed adjustments for previous tax years. These adjustments resulted in an increase in the tax benefit of $10.5 million. The benefit resulting from the percentage depletion increased in 2002 as compared to 2001 as a result of the impact of higher coal prices and increased profitability at certain of our mines.

Net income (loss)

	Year Ended December 31,		Increase (Decrease)	
	2002	2001	$	%
	(Amounts in thousands)			
Net income (loss)	$(2,562)	$7,209	$(9,771)	(135.5)%

The decrease in net income is primarily due to the reduction in our income from our equity investment in Canyon Fuel and the decrease in other revenues, as discussed above.

Outlook

Vulcan Acquisition. On May 29, 2003, we entered into an agreement to acquire (1) Vulcan Coal Holdings, L.L.C. ("Vulcan"), which owns all of the common equity of Triton Coal Company, LLC ("Triton"), and (2) all of the preferred units of Triton, for a purchase price of $364.0 million, subject to adjustments for working capital. Consummation of the transaction is subject to various conditions, including the receipt by us and by Vulcan of all necessary governmental and regulatory consents and other customary conditions. We intend to finance the acquisition with cash, borrowings under our existing revolving credit facility and a $100 million term loan at our Arch Western subsidiary.

Triton is the nation's seventh largest coal producer and the operator of two mines in the Powder River Basin. These mines, North Rochelle and Buckskin, produced a combined total of 42.2 million tons of coal in 2002 and are supported by approximately 744 million tons of proven and probable reserves. The North Rochelle mine produces 8,800 Btu super-compliance quality coal on a reserve base of approximately 250 million tons. In 2002, North Rochelle produced 23.9 million tons of coal. The Buckskin mine produces 8,400 Btu compliance quality coal on a reserve base of approximately 494 million tons. In 2002, Buckskin produced 18.3 million tons of coal.

On January 30, 2004, we entered into an agreement to sell the Buckskin mine to Peter Kiewit and Sons' Inc. for a purchase price of approximately $82.0 million. The completion of the sale of the Buckskin mine is contingent, among other things, on the completion of our acquisition of Triton.

The acquisition of the North Rochelle mine will increase our total reserves in the Powder River Basin by approximately 15%, from 1.6 billion tons to 1.84 billion tons. North Rochelle and Black Thunder are contiguously located, sharing a 5.5-mile property line. We have identified expected synergies, based on Triton's 2002 earnings, of approximately $18 million to $22 million annually that may be realized through the operational integration of Triton's North Rochelle mine and the Black Thunder mine.

We have capitalized the legal and other costs associated with our acquisition of Vulcan as part of its purchase price. In the event the transaction is not consummated, such costs are required to be immediately expensed. As of December 31, 2003, costs associated with the Vulcan acquisition totaled $3.6 million. In addition, whether or not the transaction is consummated, we will be obligated to pay $2.9 million in retention bonuses to key Vulcan employees.

Impact of the Medicare Prescription Drug, Improvement and Modernization Act of 2003. On December 8, 2003 President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). The Act introduces a prescription drug benefit under Medicare ("Medicare Part D") as well as a federal subsidy to sponsors of retiree heath care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. On January 12, 2004, the Financial Accounting Standards Board issued FASB Staff Position No. FAS 106-1 ("FSP FAS 106-1"), which permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Act. We have elected to defer accounting for the Act until 2004. At this time, we are not able to quantify the impact that the Act will have on our postretirement obligations. Additionally, depending on the FASB's final authoritative guidance for accounting for the effects of the Act, we may be required to change our previously reported financial statements.

Production Levels. Our 65% owned Canyon Fuel subsidiary previously announced that its Skyline mine is scheduled to be idled by June 30, 2004 due to water issues at the mine. The Skyline mine produced 2.8 million tons of coal and contributed $5.6 million to our operating income in 2003. Canyon Fuel anticipates increasing production from its other two mines to make up a portion of the scheduled production decrease associated with the idling.

Expenses Related to Interest Rate Swaps. We had designated certain interest rate swaps as hedges of the variable rate interest payments due under Arch Western's term loans. Pursuant to the requirements of FAS 133, historical mark-to-market adjustments related to these swaps through June 25, 2003 of $27.0 million were deferred as a component of Accumulated Other Comprehensive Loss. Subsequent to the repayment of the term loans, these deferred amounts will be amortized as additional expense over the original contractual terms of the swap agreements. As of December 31, 2003, the remaining deferred amounts will be recognized as expense in the following periods: $8.3 million in 2004; $7.7 million in 2005; $4.8 million in 2006; and $1.9 million in 2007.

Chief Objectives. We continue to focus on taking steps to increase stockholder returns by improving earnings, strengthening cash generation, and improving productivity at our large-scale mines, while building on our strategic position in our target coal-producing basins, the Powder River Basin and the Central Appalachian Basin. In addition, we are aggressively pursuing savings in both overhead and operating costs. We instituted personnel cutbacks at our corporate headquarters and Eastern operations in

the first half of 2003 and recently initiated a cost reduction effort targeting key cost drivers at each of our captive mines.

Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including the CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003. Based on that evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective as of such date. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to December 31, 2003.

Liquidity and Capital Resources

The following is a summary of cash provided by or used in each of the indicated types of activities during the past three years:

	Year Ended December 31,		
	2003	2002	2001
		(In thousands)	
Cash provided by (used in):			
Operating activities	**$162,361**	$ 176,417	$ 145,661
Investing activities	**6,832**	(128,303)	(129,209)
Financing activities	**75,791**	(45,447)	(15,590)

Cash provided by operating activities in 2003 declined as compared to 2002 due primarily to lower income levels (after adjusting for gains from the NRP unit sale and other asset sales). Cash provided by operating activities increased in 2002 as compared to 2001 due primarily to reduced requirements for working capital components other than inventories.

Cash provided by investing activities reflects the receipt of $115.0 million from the sale of the subordinated units and general partner interest of NRP and the receipt of $52.5 million from the buyout of a coal supply contract with above-market pricing. These non-recurring cash inflows offset our capital expenditures and advanced royalty payments, which totaled $165.0 million. Cash used in investing activities decreased during 2002 as compared to 2001 due primarily to the impact of the sale of limited partnership units of NRP in 2002, which generated proceeds of $33.6 million. Excluding the proceeds from the sale, cash used in investing activities increased due to higher capital expenditures and reduced proceeds from property dispositions.

Cash provided by financing activities in 2003 reflects the proceeds from the issuance of the Arch Western Finance senior notes (which were used to retire Arch Western's existing debt) and the proceeds from the sale of preferred stock (see additional discussion below). Cash used in financing activities during 2002 primarily represents net payments under our revolver and lines of credit, payments of dividends, and reductions of capital lease obligations. In addition, during 2002, we entered into a sale and leaseback of equipment that resulted in proceeds of $9.2 million. Cash used in financing activities during 2001 reflects the cash generated by the February 2001 and May 2001 issuances of common stock (described below) resulting in proceeds of $372.2 million, the pay-down of $376.9 million of debt and the repurchase of our common stock at a cost of $5.0 million.

On February 22, 2001, we completed a public offering of 9,927,765 shares of common stock, including the remaining 4,756,968 shares held by our then largest stockholder, Ashland Inc., and 5,170,797 primary and treasury shares issued directly by us. Proceeds realized from the transaction, which totaled $92.9 million net of the underwriters' discount and expenses, were used to pay down debt.

On April 12, 2001, we filed a Universal Shelf Registration Statement on Form S-3 with the Securities and Exchange Commission. The Universal Shelf allows us to offer, from time to time, an aggregate of up to

$750 million in debt securities, preferred stock, depositary shares, common stock and related rights and warrants. On May 8, 2001, we utilized the shelf registration and completed a public offering of 8,500,000 primary shares of common stock. On May 16, 2001, the underwriters involved in the offering purchased an additional 424,200 shares pursuant to an over-allotment option granted by us in connection with the May 8, 2001 offering. The proceeds realized from these transactions after the underwriting discount and expenses were $279.3 million. The proceeds were used to retire our term loan with the remainder used to reduce the borrowings under our revolving credit facility.

On January 31, 2003, we again utilized our Universal Shelf and completed a public offering of 2,875,000 shares of 5% Perpetual Cumulative Convertible Preferred Stock. The net proceeds from the offering of approximately $139.0 million were used to reduce indebtedness under our revolving credit facility and for working capital and general corporate purposes, including potential acquisitions. At December 31, 2003, we had the ability to issue an additional $311.8 million in debt and equity securities under the Universal Shelf.

On September 14, 2001, our Board of Directors approved a stock repurchase plan, under which we may repurchase up to 6.0 million of our shares of common stock from time to time. Through December 31, 2003, we repurchased 357,200 shares of our common stock for $5.0 million pursuant to the plan at an average purchase price of $14.13 per share. The repurchased shares are being held in our treasury. Future repurchases under the plan will be made at management's discretion and will depend on market conditions and other factors.

We generally satisfy our working capital requirements and fund our capital expenditures and debt-service obligations with cash generated from operations. We believe that cash generated from operations and our borrowing capacity will be sufficient to meet our working capital requirements and anticipated capital expenditures for at least the next several years. Our ability to fund planned capital expenditures, to make acquisitions and to pay dividends will depend upon our future operating performance, which will be affected by prevailing economic conditions in the coal industry, and by financial, business and other factors, some of which are beyond our control.

Capital expenditures were $132.4 million, $137.1 million and $123.4 million for 2003, 2002 and 2001, respectively. Capital expenditures are made to improve and replace existing mining equipment, expand existing mines, develop new mines and improve the overall efficiency of mining operations. We anticipate that capital expenditures during 2004 will be approximately $150 million.

At December 31, 2003, we had $43.9 million in letters of credit outstanding which resulted in $306.1 million of unused capacity under our revolving credit facility. Sufficient unused capacity is currently available to fund all operating needs. Financial covenant requirements may restrict the amount of unused capacity we have available for borrowings and letters of credit.

Financial covenants contained in our revolving credit facility consist of a maximum leverage ratio, a minimum fixed charge ratio and a minimum net worth test. The leverage ratio requires that we not permit the ratio of total indebtedness at the end of any calendar quarter to adjusted EBITDA for the four quarters then ended to exceed a specified amount. The fixed charge coverage ratio requires that we not permit the ratio of our adjusted EBITDA plus lease expense to interest expense for the four quarters then ended to be less than a specified amount. The net worth test requires that we not permit our net worth to be less than a specified amount plus 50% of cumulative net income. We were in compliance with all financial covenants at December 31, 2003.

On June 25, 2003, Arch Western Finance, LLC, a subsidiary of Arch Western, completed the offering of $700 million of senior notes. The proceeds of the offering were primarily used to repay Arch Western's existing term loans. The senior notes bear a fixed rate of interest of 6.75% and are due in full on July 1, 2013. Interest on the senior notes is payable on January 1 and July 1 each year commencing January 1, 2004. The senior notes are guaranteed by Arch Western and certain of Arch Western's subsidiaries and are secured by a security interest in promissory notes we issued to Arch Western evidencing cash loaned to us

by Arch Western. The terms of the senior notes contain restrictive covenants that limit Arch Western's ability to, among other things, incur additional debt, sell or transfer assets, and make investments.

At December 31, 2003, debt amounted to $706.4 million, or 51% of capital employed, compared to $747.3 million, or 58% of capital employed, at December 31, 2002. Based on the level of consolidated indebtedness and prevailing interest rates at December 31, 2003, debt service obligations, which include the current maturities of debt and interest expense for 2004, are estimated to be $54 million.

On September 19, 2003, Arch Western established a new term loan facility that provides for a $100 million term loan. The facility is subject to certain conditions of borrowing, including the consummation of our acquisition of Vulcan. Currently, no amount is available to us under the facility. If Arch Western borrows pursuant to the terms of the facility, the term loan will be due in quarterly installments from October 2004 through April 2007.

We periodically establish uncommitted lines of credit with banks. These agreements generally provide for short-term borrowings at market rates. At December 31, 2003, there were $20.0 million of such agreements in effect, of which none were outstanding.

We are exposed to market risk associated with interest rates due to our existing level of indebtedness. At December 31, 2003, substantially all of our outstanding debt bore interest at fixed rates.

Additionally, we are exposed to market risk associated with interest rates resulting from our interest rate swap positions. Prior to the June 25, 2003 Arch Western senior notes offering and subsequent repayment of Arch Western's term loans, we utilized interest rate swap agreements to convert the variable-rate interest payments due under the term loans and our revolving credit facility to fixed-rate payments. As of June 25, 2003, we were a party to interest rate swap agreements having a total notional value of $525.0 million. Subsequent to the senior notes offering, we entered into the following transactions impacting our interest rate swap position:

- Terminated swaps with a notional value of $250.0 million by paying $6.6 million to the swap counterparties.
- Entered into offsetting swap positions with a total notional value of $250.0 million. Under these offsetting positions, we pay a variable rate based on LIBOR and receive a fixed rate. The variable rate, reset dates and maturities of the offsetting swaps match those of certain of our original swap positions. As such, variable amounts paid pursuant to these offsetting positions will equal the variable amounts received under the original swap positions.

After taking into consideration these transactions, as of December 31, 2003, our net interest rate swap position is as follows:

- Swaps with a notional value of $25.0 million which are designated as hedges of future interest payments to be made under our revolving credit facility. Under these swaps, we pay a fixed rate of 5.96% (before the credit spread over LIBOR) and receive a variable rate based upon 30-day LIBOR. The remaining term of the swap agreements at December 31, 2003 was 42 months.
- Swaps with a total notional value of $500.0 million consisting of offsetting positions of $250.0 million each. Because of the offsetting nature of these positions, we are not exposed to market interest rate risk related to these swaps. Under these swaps, we pay a weighted average fixed rate 5.72% on $250.0 million of notional value and receive a weighted average fixed rate of 2.71% on $250.0 million of notional value. The remaining terms of these swap agreements at December 31, 2003 ranged from 20 to 43 months.

As of December 31, 2003, the fair value of our net interest rate swap position was a liability of $22.5 million.

We are also exposed to commodity price risk related to our purchase of diesel fuel. We enter into forward purchase contracts to reduce volatility in the price of diesel fuel for our operations.

The discussion below presents the sensitivity of the market value of our financial instruments to selected changes in market rates and prices. The range of changes reflects our view of changes that are reasonably possible over a one-year period. Market values are the present value of projected future cash flows based on the market rates and prices chosen. The major accounting policies for these instruments are described in Note 1 to the consolidated financial statements.

At December 31, 2003, our debt portfolio consisted substantially of fixed rate debt. A change in interest rates on the fixed rate debt impacts the net financial instrument position but has no impact on interest incurred or cash flows. The sensitivity analysis related to our fixed rate debt assumes an instantaneous 100-basis-point move in interest rates from their levels at December 31, 2003, with all other variables held constant. A 100-basis-point increase in market interest rates would result in a $46.4 million decrease in the fair value of our fixed rate debt at December 31, 2003.

As it relates to our interest rate swap positions, a change in interest rates impacts the net financial instrument position. A 100-basis point increase in market interest rates would result in a $0.8 million decrease in the fair value of our liability under the interest rate swap positions at December 31, 2003.

Contractual Obligations

The following is a summary of our significant contractual obligations as of December 31, 2003 (in thousands):

	Payments Due By Period			
	2004	2005-2006	2007-2008	After 2008
Long-term debt	$ 6,371	$ —	$ —	$700,000
Operating leases	11,771	20,500	13,078	6,604
Royalty leases	32,973	67,578	56,920	118,519
Unconditional purchase obligations	262,807	40,190	—	—
Other long-term obligations	—	—	—	23,200
Total contractual cash obligations	$313,922	$128,268	$69,998	$848,323

Unconditional purchase obligations represent amounts committed for purchases of materials and supplies, payments for services, purchased coal, and capital expenditures. Other long-term obligations represent our contractual amounts owed in conjunction with our ownership interest in Dominion Terminal Associates as described in Note 21 to the Consolidated Financial Statements.

In addition to the contractual obligations noted above, we expect to make contributions of approximately $13.0 million to our pension plan in 2004. We believe that our on-hand cash balance, cash generated from operations, and availability under our revolving credit facility and other debt facilities will be sufficient to meet these obligations and our requirements for working capital and capital expenditures.

Contingencies

Reclamation

The federal Surface Mining Control and Reclamation Act of 1977 ("SMCRA") and similar state statutes require that mine property be restored in accordance with specified standards and an approved reclamation plan. We accrue for the costs of final mine closure reclamation in accordance with the provisions of FAS 143, which was adopted January 1, 2003. These costs relate to reclaiming the pit and support acreage at surface mines and sealing portals at deep mines. Other costs of final mine closure common to surface and underground mining are related to reclaiming refuse and slurry ponds, eliminating sedimentation and drainage control structures, and dismantling or demolishing equipment or buildings used in mining operations. We also accrue for significant reclamation that is completed during the mining process prior to final mine closure. The establishment of the final mine closure reclamation liability is based upon permit

requirements and requires various estimates and assumptions, principally associated with costs and productivities.

We review our entire asset retirement obligation periodically and make necessary adjustments, including permit changes and revisions to costs and productivities to reflect current experience. Our management believes it is making adequate provisions for all expected reclamation and other associated costs.

Legal Contingencies

Permit Litigation Matters. A group of local and national environmental organizations filed suit against the U.S. Army Corps of Engineers in the U.S. District Court in Huntington, West Virginia on October 23, 2003. In its complaint, *Ohio Valley Environmental Coalition, et al v. Bullen, et al,* the plaintiffs allege that the Corps has violated its statutory duties arising under the Clean Water Act, the Administrative Procedure Act and the National Environmental Policy Act in issuing the Nationwide 21 ("NWP 21") general permit. The plaintiffs allege that the procedural requirements of the three federal statutes identified in their complaint have been violated, and that the Corps may not utilize the mechanism of a nationwide permit to authorize valley fills. Among specific fills identified in the complaint as not meeting the requirements of the NWP 21 are valley fills associated with several of our operating subsidiaries. If the plaintiffs prevail in this litigation, it may delay our receipt of these permits.

A separate matter involves a surface mining permit issued by the West Virginia Department of Environmental Protection ("DEP") to our Coal-Mac subsidiary on September 29, 2003. This permit has been challenged in an administrative proceeding brought by the West Virginia Highlands Conservancy. The appeal alleges that the permit is incomplete and inaccurate, and thereby not in compliance with the DEP's regulations. Specifically, the petition alleges that the proposal to construct a valley fill is inconsistent with a provision of the state regulations known as the "buffer zone rule", that the operation has failed to provide for suitable topsoil material for use in its reclamation, and that the state agency failed to evaluate the consequences to the water quality from the alleged discharge of one substance from the mine site. The DEP is required by state law to defend the issuance of the permit. We have filed a notice to intervene in the proceeding. While the outcome of this litigation is subject to various uncertainties, we believe that the permit was validly issued. If the plaintiffs prevail in this proceeding, Coal-Mac may be required to cease mining operations when it exhausts its permitted coal reserves, which is expected to be within three years at current mining rates.

West Virginia Flooding Litigation. We and three of our subsidiaries have been named, among others, in 17 separate complaints filed in the West Virginia Counties of: Wyoming, McDowell, Fayette, Upshur, Kanawha, Raleigh, Boone and Mercer. These cases collectively include approximately 1,780 plaintiffs who are seeking damages for property damage and personal injuries arising out of flooding that occurred in southern West Virginia in July 2001. The plaintiffs have sued coal, timber, railroad and land companies under the theory that mining, construction of haul roads and removal of timber caused natural surface waters to be diverted in an unnatural way, thereby causing damage to the plaintiffs. The West Virginia Supreme Court has ruled that these cases, along with several additional flood damage cases not involving our subsidiaries, be handled pursuant to the Court's Mass Litigation rules. As a result of this ruling, the cases have been transferred to the Circuit Court of Raleigh County in West Virginia to be handled by a panel consisting of three circuit court judges, which has certified certain legal issues back to the West Virginia Supreme Court. Upon resolution of the legal issues by the West Virginia Supreme Court, the panel will, among other things, determine whether the individual cases should be consolidated or returned to their original circuit courts.

While the outcome of this litigation is subject to uncertainties, based on our preliminary evaluation of the issues and the potential impact on us, we believe this matter will be resolved without a material adverse effect on our financial condition or results of operations.

Ark Land Company v. Crown Industries. Ark Land Company, a subsidiary of ours, filed a declaratory judgment action in December 2003 in Mingo County, West Virginia against Crown Industries involving the

interpretation of a severance deed under which Ark Land controls the coal and mining rights on property located in the county. In response to such action, Crown Industries filed a counterclaim against Ark Land and third party complaint against us and two of our other subsidiaries, seeking damages for trespass, nuisance and property damage arising out of the exercise of rights under the severance deed on the property by our subsidiaries. The defendant has alleged that our subsidiaries have insufficient rights to haul certain foreign coals across the property without payment of certain wheelage or other fees to defendant. In addition, the defendant has alleged that we and our subsidiaries have violated West Virginia's Standards for Management of Waste Oil and the West Virginia Surface Coal Mining and Reclamation Act by spilling and disposing hydrocarbon wastes on and in the property and by failing to return the property to its approximate original contour.

While the outcome of this litigation is subject to uncertainties, based on our preliminary evaluation of the issues and the potential impact on us, we believe this matter will be resolved without a material adverse effect on our financial condition or results of operations.

We are a party to numerous other claims and lawsuits with respect to various matters. We provide for costs related to contingencies, including environmental matters, when a loss is probable and the amount is reasonably determinable. After conferring with counsel, it is the opinion of management that the ultimate resolution of these claims, to the extent not previously provided for, will not have a material adverse effect on our consolidated financial condition, results of operations or liquidity.

Certain Trends and Uncertainties

Substantial Leverage — Covenants

As of December 31, 2003, we had outstanding consolidated indebtedness of $706.4 million, representing approximately 51% of our capital employed. Despite making substantial progress in reducing debt, we continue to have significant debt service obligations, and the terms of our credit agreements limit our flexibility and result in a number of limitations on us. We also have significant lease and royalty obligations. Our ability to satisfy debt service, lease and royalty obligations and to effect any refinancing of our indebtedness will depend upon future operating performance, which will be affected by prevailing economic conditions in the markets that we serve as well as financial, business and other factors, many of which are beyond our control. We may be unable to generate sufficient cash flow from operations and future borrowings, or other financings may be unavailable in an amount sufficient to enable us to fund our debt service, lease and royalty payment obligations or our other liquidity needs.

Our relative amount of debt and the terms of our credit agreements could have material consequences to our business, including, but not limited to: (i) making it more difficult to satisfy debt covenants and debt service, lease payment and other obligations; (ii) making it more difficult to pay quarterly dividends as we have in the past; (iii) increasing our vulnerability to general adverse economic and industry conditions; (iv) limiting our ability to obtain additional financing to fund future acquisitions, working capital, capital expenditures or other general corporate requirements; (v) reducing the availability of cash flows from operations to fund acquisitions, working capital, capital expenditures or other general corporate purposes; (vi) limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; or (vii) placing us at a competitive disadvantage when compared to competitors with less relative amounts of debt.

Terms of our credit facilities and leases contain financial and other covenants that create limitations on our ability to, among other things, effect acquisitions or dispositions and borrow additional funds, and require us to, among other things, maintain various financial ratios and comply with various other financial covenants. Our failure to comply with such covenants could result in an event of default under these agreements which, if not cured or waived, would enable our lenders to declare amounts borrowed due and payable, or otherwise result in unanticipated costs.

Losses

We reported a net loss of $2.6 million for the year ended December 31, 2002, and $12.0 million for the first nine months of 2003. The losses in 2002 and the first three quarters of 2003 were primarily attributable to our decision to scale back production in response to a weak market environment and increased costs at certain of our operations. The decision to scale back production came after we had prepared most of the operations to maximize production in order to capitalize on higher market prices for coal that we had previously projected for 2002. Therefore, certain costs incurred to maximize production did not result in higher revenues but did increase the cost of coal sales.

Because the coal mining industry is subject to significant regulatory oversight and affected by the possibility of adverse pricing trends or other industry trends beyond our control, we may suffer losses in the future if legal and regulatory rulings, mine idlings and closures, adverse pricing trends or other factors affect our ability to mine and sell coal profitably.

Environmental and Regulatory Factors

The coal mining industry is subject to regulation by federal, state and local authorities on matters such as:

- the discharge of materials into the environment;
- employee health and safety;
- mine permits and other licensing requirements;
- reclamation and restoration of mining properties after mining is completed;
- management of materials generated by mining operations;
- surface subsidence from underground mining;
- water pollution;
- legislatively mandated benefits for current and retired coal miners;
- air quality standards;
- protection of wetlands;
- endangered plant and wildlife protection;
- limitations on land use;
- storage of petroleum products and substances that are regarded as hazardous under applicable laws; and
- management of electrical equipment containing polychlorinated biphenyls, or PCBs.

In addition, the electric generating industry, which is the most significant end-user of coal, is subject to extensive regulation regarding the environmental impact of its power generation activities, which could affect demand for our coal. The possibility exists that new legislation or regulations may be adopted or that the enforcement of existing laws could become more stringent, either of which may have a significant impact on our mining operations or our customers' ability to use coal and may require us or our customers to significantly change operations or to incur substantial costs.

While it is not possible to quantify the expenditures we incur to maintain compliance with all applicable federal and state laws, those costs have been and are expected to continue to be significant. We post performance bonds pursuant to federal and state mining laws and regulations for the estimated costs of reclamation and mine closing, including the cost of treating mine water discharge when necessary. Compliance with these laws has substantially increased the cost of coal mining for all domestic coal producers.

Clean Air Act. The federal Clean Air Act and similar state and local laws, which regulate emissions into the air, affect coal mining and processing operations primarily through permitting and emissions control requirements. The Clean Air Act also indirectly affects coal mining operations by extensively regulating the emissions from coal-fired industrial boilers and power plants, which are the largest end-users of our coal. These regulations can take a variety of forms, as explained below.

The Clean Air Act imposes obligations on the Environmental Protection Agency, or EPA, and the states to implement regulatory programs that will lead to the attainment and maintenance of EPA-promulgated ambient air quality standards, including standards for sulfur dioxide, particulate matter, nitrogen oxides and ozone. Owners of coal-fired power plants and industrial boilers have been required to expend considerable resources in an effort to comply with these ambient air standards. Significant additional emissions control expenditures will be needed in order to meet the current national ambient air standard for ozone. In particular, coal-fired power plants will be affected by state regulations designed to achieve attainment of the ambient air quality standard for ozone. Ozone is produced by the combination of two precursor pollutants: volatile organic compounds and nitrogen oxides. Nitrogen oxides are a by-product of coal combustion. Accordingly, emissions control requirements for new and expanded coal-fired power plants and industrial boilers will continue to become more demanding in the years ahead.

In July 1997, the EPA adopted more stringent ambient air quality standards for particulate matter and ozone. In a February 2001 decision, the U.S. Supreme Court largely upheld the EPA's position, although it remanded the EPA's ozone implementation policy for further consideration. On remand, the Court of Appeals for the D.C. Circuit affirmed the EPA's adoption of these more stringent ambient air quality standards. As a result of the finalization of these standards, states that are not in attainment for these standards will have to revise their State Implementation Plans to include provisions for the control of ozone precursors and/or particulate matter. Revised State Implementation Plans could require electric power generators to further reduce nitrogen oxide and particulate matter emissions. The potential need to achieve such emissions reductions could result in reduced coal consumption by electric power generators. Thus, future regulations regarding ozone, particulate matter and other pollutants could restrict the market for coal and our development of new mines. This in turn may result in decreased production and a corresponding decrease in our revenues. Although the future scope of these ozone and particulate matter regulations cannot be predicted, future regulations regarding these and other ambient air standards could restrict the market for coal and the development of new mines.

Furthermore, in October 1998, the EPA finalized a rule that will require 19 states in the Eastern United States that have ambient air quality problems to make substantial reductions in nitrogen oxide emissions by the year 2004. To achieve these reductions, many power plants would be required to install additional control measures. The installation of these measures would make it more costly to operate coal-fired power plants and, depending on the requirements of individual state implementation plans, could make coal a less attractive fuel. A number of states have already submitted to EPA revisions of their State Implementation Plans including provisions for reducing nitrogen oxide emissions, and the remaining states that have not revised their Implementation Plans must do so by May 1, 2004.

Along with these regulations addressing ambient air quality, the EPA has initiated a regional haze program designed to protect and to improve visibility at and around National Parks, National Wilderness Areas and International Parks. This program restricts the construction of new coal-fired power plants whose operation may impair visibility at and around federally protected areas. Moreover, this program may require certain existing coal-fired power plants to install additional control measures designed to limit haze-causing emissions, such as sulfur dioxide, nitrogen oxides and particulate matter. By imposing limitations upon the placement and construction of new coal-fired power plants, the EPA's regional haze program could affect the future market for coal.

Additionally, the U.S. Department of Justice, on behalf of the EPA, has filed lawsuits against several investor-owned electric utilities and brought an administrative action against one government-owned electric utility for alleged violations of the Clean Air Act. The EPA claims that these utilities have failed to obtain permits required under the Clean Air Act for alleged major modifications to their power plants. We

supply coal to some of the currently affected utilities, and it is possible that other of our customers will be sued. These lawsuits could require the utilities to pay penalties and install pollution control equipment or undertake other emission reduction measures, which could adversely impact their demand for coal.

New regulations concerning the routine maintenance provisions of the New Source Review program were published in October 2003. Fourteen states, the District of Columbia and a number of municipalities filed lawsuits challenging these regulations, and in December the Court stayed the effectiveness of these rules. In January 2004 the EPA Administrator announced that EPA would be taking new enforcement actions against utilities for violations of the existing New Source Review requirements, and shortly thereafter, EPA issued enforcement notices to several electric utility companies.

In January 2004, EPA proposed two new rules pursuant to the Clean Air Act that, once final, may require additional controls and impose more stringent requirements at coal-fired power generation facilities. First, EPA is seeking to lower nickel and mercury emissions at new and existing sources by requiring the use of Maximum Achievable Control Technology ("MACT") and by implementing a nationwide "cap and trade" program. Second, EPA has proposed to require the submission of State Implementation Plans by 29 states and the District of Columbia to include control measures to reduce the emissions of sulfur dioxide and/or nitrogen oxides, pursuant to the 8-hour ozone standard established pursuant to the Clean Air Act. Should either or both of these proposed rules become final, additional costs may be associated with operating coal-fired power generations facilities that may render coal a less attractive fuel source.

Other Clean Air Act programs are also applicable to power plants that use our coal. For example, the acid rain control provisions of Title IV of the Clean Air Act require a reduction of sulfur dioxide emissions from power plants. Because sulfur is a natural component of coal, required sulfur dioxide reductions can affect coal mining operations. Title IV imposes a two phase approach to the implementation of required sulfur dioxide emissions reductions. Phase I, which became effective in 1995, regulated the sulfur dioxide emissions levels from 261 generating units at 110 power plants and targeted the highest sulfur dioxide emitters. Phase II, implemented January 1, 2000, made the regulations more stringent and extended them to additional power plants, including all power plants of greater than 25 megawatt capacity. Affected electric utilities can comply with these requirements by:

- burning lower sulfur coal, either exclusively or mixed with higher sulfur coal;
- installing pollution control devices such as scrubbers, which reduce the emissions from high sulfur coal;
- reducing electricity generating levels; or
- purchasing or trading emissions credits.

Specific emissions sources receive these credits, which electric utilities and industrial concerns can trade or sell to allow other units to emit higher levels of sulfur dioxide. Each credit allows its holder to emit one ton of sulfur dioxide.

In addition to emissions control requirements designed to control acid rain and to attain the national ambient air quality standards, the Clean Air Act also imposes standards on sources of hazardous air pollutants. Although these standards have not yet been extended to coal mining operations, the EPA recently announced that it will regulate hazardous air pollutants from coal-fired power plants. Under the Clean Air Act, coal-fired power plants will be required to control hazardous air pollution emissions by no later than 2009. These controls are likely to require significant new improvements in controls by power plant owners. The most prominently targeted pollutant is mercury, although other by-products of coal combustion may be covered by future hazardous air pollutant standards for coal combustion sources.

Other proposed initiatives may have an effect upon coal operations. One such proposal is the Bush Administration's Clear Skies Initiative. As proposed, this initiative is designed to reduce emissions of sulfur dioxide, nitrogen oxides, and mercury from power plants. Other so-called multi-pollutant bills, which could regulate additional air pollutants, have been proposed by various members of Congress. While the details

of all of these proposed initiatives vary, there appears to be a movement towards increased regulation of a number of air pollutants. Were such initiatives enacted into law, power plants could choose to shift away from coal as a fuel source to meet these requirements.

Mine Health and Safety Laws. Stringent safety and health standards have been imposed by federal legislation since the adoption of the Mine Safety and Health Act of 1969. The Mine Safety and Health Act of 1977, which significantly expanded the enforcement of health and safety standards of the Mine Safety and Health Act of 1969, imposes comprehensive safety and health standards on all mining operations. In addition, as part of the Mine Safety and Health Acts of 1969 and 1977, the Black Lung Act requires payments of benefits by all businesses conducting current mining operations to coal miners with black lung and to some survivors of a miner who dies from this disease.

Surface Mining Control and Reclamation Act. SMCRA establishes operational, reclamation and closure standards for all aspects of surface mining as well as many aspects of deep mining. SMCRA requires that comprehensive environmental protection and reclamation standards be met during the course of and upon completion of mining activities. In conjunction with mining the property, we are contractually obligated under the terms of our leases to comply with all laws, including SMCRA and equivalent state and local laws. These obligations include reclaiming and restoring the mined areas by grading, shaping, preparing the soil for seeding and by seeding with grasses or planting trees for use as pasture or timberland, as specified in the approved reclamation plan.

SMCRA also requires us to submit a bond or otherwise financially secure the performance of its reclamation obligations. The earliest a reclamation bond can be completely released is five years after reclamation has been achieved. Federal law and some states impose on mine operators the responsibility for repairing the property or compensating the property owners for damage occurring on the surface of the property as a result of mine subsidence, a consequence of longwall mining and possibly other mining operations. In addition, the Abandoned Mine Lands Act, which is part of SMCRA, imposes a tax on all current mining operations, the proceeds of which are used to restore mines closed before 1977. The maximum tax is $0.35 per ton of coal produced from surface mines and $0.15 per ton of coal produced from underground mines.

We also lease some of our coal reserves to third party operators. Under SMCRA, responsibility for unabated violations, unpaid civil penalties and unpaid reclamation fees of independent mine lessees and other third parties could potentially be imputed to other companies that are deemed, according to the regulations, to have "owned" or "controlled" the mine operator. Sanctions against the "owner" or "controller" are quite severe and can include civil penalties, reclamation fees and reclamation costs. We are not aware of any currently pending or asserted claims against us alleging that we "own" or "control" any of our lessees' operations.

Framework Convention on Global Climate Change. The United States and more than 160 other nations are signatories to the 1992 Framework Convention on Global Climate Change, commonly known as the Kyoto Protocol, which is intended to limit or capture emissions of greenhouse gases such as carbon dioxide and methane. The U.S. Senate has neither ratified the treaty commitments, which would mandate a reduction in U.S. greenhouse gas emissions, nor enacted any law specifically controlling greenhouse gas emissions, and the Bush Administration has withdrawn support for this treaty. Nonetheless, future regulation of greenhouse gases could occur either pursuant to future U.S. treaty obligations or pursuant to statutory or regulatory changes under the Clean Air Act. Efforts to control greenhouse gas emissions could result in reduced demand for coal if electric power generators switch to lower carbon sources of fuel.

West Virginia Antidegradation Policy. In January 2002, a number of environmental groups and individuals filed suit in the U.S. District Court for the Southern District of West Virginia to challenge the EPA's approval of West Virginia's antidegradation implementation policy. Under the federal Clean Water Act, state regulatory authorities must conduct an antidegradation review before approving permits for the discharge of pollutants to waters that have been designated as high quality by the state. Antidegradation review involves public and intergovernmental scrutiny of permits and requires permittees to demonstrate that the proposed activities are justified in order to accommodate significant economic or social develop-

ment in the area where the waters are located. The plaintiffs in this lawsuit, *Ohio Valley Environmental Coalition v. Whitman,* challenge provisions in West Virginia's antidegradation implementation policy that exempt current holders of National Pollutant Discharge Elimination System (NPDES) permits and Section 404 permits, among other parties, from the antidegradation review process. We were exempt from antidegradation review under these provisions. In August 2003, the Southern District of West Virginia vacated EPA's approval of West Virginia's antidegradation procedures, and remanded the matter to EPA. The court's decision may delay the issuance or reissuance of Clean Water Act permits to us or cause these permits to be denied, and may increase the costs, time and difficulty associated with obtaining and complying with Clean Water Act permits for surface mining operations.

Comprehensive Environmental Response, Compensation and Liability Act. CERCLA and similar state laws affect coal mining operations by, among other things, imposing cleanup requirements for threatened or actual releases of hazardous substances that may endanger public health or welfare or the environment. Under CERCLA and similar state laws, joint and several liability may be imposed on waste generators, site owners and lessees and others regardless of fault or the legality of the original disposal activity. Although the EPA excludes most wastes generated by coal mining and processing operations from the hazardous waste laws, such wastes can, in certain circumstances, constitute hazardous substances for the purposes of CERCLA. In addition, the disposal, release or spilling of some products used by coal companies in operations, such as chemicals, could implicate the liability provisions of the statute. Thus, coal mines that we currently own or have previously owned or operated, and sites to which we sent waste materials, may be subject to liability under CERCLA and similar state laws. In particular, we may be liable under CERCLA or similar state laws for the cleanup of hazardous substance contamination at sites where we own surface rights.

Mining Permits and Approvals. Numerous governmental permits or approvals are required for mining operations. In connection with obtaining these permits and approvals, we may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed production of coal may have upon the environment. The requirements imposed by any of these authorities may be costly and time consuming and may delay commencement or continuation of mining operations. Regulations also provide that a mining permit can be refused or revoked if an officer, director or a shareholder with a 10% or greater interest in the entity is affiliated with another entity that has outstanding permit violations. Thus, past or ongoing violations of federal and state mining laws could provide a basis to revoke existing permits and to deny the issuance of additional permits.

In order to obtain mining permits and approvals from state regulatory authorities, mine operators, including us, must submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior condition, productive use or other permitted condition. Typically we submit the necessary permit applications several months before we plan to begin mining a new area. In our experience, permits generally are approved several months after a completed application is submitted. In the past, we have generally obtained our mining permits without significant delay. However, we cannot be sure that we will not experience difficulty in obtaining mining permits in the future.

Future legislation and administrative regulations may emphasize the protection of the environment and, as a consequence, the activities of mine operators, including us, may be more closely regulated. Legislation and regulations, as well as future interpretations of existing laws, may also require substantial increases in equipment expenditures and operating costs, as well as delays, interruptions or the termination of operations. We cannot predict the possible effect of such regulatory changes.

Under some circumstances, substantial fines and penalties, including revocation or suspension of mining permits, may be imposed under the laws described above. Monetary sanctions and, in severe circumstances, criminal sanctions may be imposed for failure to comply with these laws.

Surety Bonds. Federal and state laws require us to obtain surety bonds to secure payment of certain long-term obligations including mine closure or reclamation costs, federal and state workers' compensation costs, coal leases and other miscellaneous obligations. Many of these bonds are renewable on a yearly basis. It has become increasingly difficult for us to secure new surety bonds or renew such bonds without

the posting of collateral. In addition, surety bond costs have increased while the market terms of such bonds have generally become more unfavorable.

Endangered Species. The federal Endangered Species Act and counterpart state legislation protects species threatened with possible extinction. Protection of endangered species may have the effect of prohibiting or delaying us from obtaining mining permits and may include restrictions on timber harvesting, road building and other mining or agricultural activities in areas containing the affected species. A number of species indigenous to our properties are protected under the Endangered Species Act. Based on the species that have been identified to date and the current application of applicable laws and regulations, however, we do not believe there are any species protected under the Endangered Species Act that would materially and adversely affect our ability to mine coal from our properties in accordance with current mining plans.

Other Environmental Laws Affecting Us. We are required to comply with numerous other federal, state and local environmental laws in addition to those previously discussed. These additional laws include, for example, the Resource Conservation and Recovery Act, the Safe Drinking Water Act, the Toxic Substance Control Act and the Emergency Planning and Community Right-to-Know Act. We believe that we are in substantial compliance with all applicable environmental laws.

Competition — Excess Industry Capacity

The coal industry is intensely competitive, primarily as a result of the existence of numerous producers in the coal-producing regions in which we operate, and some of our competitors may have greater financial resources. We compete with several major coal producers in the Central Appalachian and Powder River Basin areas. We also compete with a number of smaller producers in those and other market regions. We are also subject to the risk of reduced profitability as a result of excess industry capacity, which results in reduced coal prices.

Electric Industry Factors; Customer Creditworthiness

Demand for coal and the prices that we will be able to obtain for our coal are closely linked to coal consumption patterns of the domestic electric generation industry, which has accounted for approximately 90% of domestic coal consumption in recent years. These coal consumption patterns are influenced by factors beyond our control, including the demand for electricity (which is dependent to a significant extent on summer and winter temperatures); government regulation; technological developments and the location, availability, quality and price of competing sources of coal; other fuels such as natural gas, oil and nuclear; and alternative energy sources such as hydroelectric power. Demand for our low-sulfur coal and the prices that we will be able to obtain for it will also be affected by the price and availability of high-sulfur coal, which can be marketed in tandem with emissions allowances in order to meet federal Clean Air Act requirements. Any reduction in the demand for our coal by the domestic electric generation industry may cause a decline in profitability.

Electric utility deregulation is expected to provide incentives to generators of electricity to minimize their fuel costs and is believed to have caused electric generators to be more aggressive in negotiating prices with coal suppliers. Deregulation may have a negative effect on our profitability to the extent it causes our customers to be more cost-sensitive.

In addition, our ability to receive payment for coal sold and delivered depends on the creditworthiness of our customers. In general, the creditworthiness of our customers has deteriorated. If such trends continue, our acceptable customer base may be limited.

Reliance on and Terms of Long-Term Coal Supply Contracts

During 2003, sales of coal under long-term contracts, which are contracts with a term greater than 12 months, accounted for 83% of our total revenues. The prices for coal shipped under these contracts may be below the current market price for similar type coal at any given time. As a consequence of the

substantial volume of our sales which are subject to these long-term agreements, we have less coal available with which to capitalize on stronger coal prices if and when they arise. In addition, because long-term contracts typically allow the customer to elect volume flexibility, our ability to realize the higher prices that may be available in the spot market may be restricted when customers elect to purchase higher volumes under such contracts, or our exposure to market-based pricing may be increased should customers elect to purchase fewer tons. The increasingly short terms of sales contracts and the consequent absence of price adjustment provisions in such contracts also make it more likely that we will not be able to recover inflation related increases in mining costs during the contract term.

Reserve Degradation and Depletion

Our profitability depends substantially on our ability to mine coal reserves that have the geological characteristics that enable them to be mined at competitive costs. Replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. We have in the past acquired and will in the future acquire, coal reserves for our mine portfolio from third parties. We may not be able to accurately assess the geological characteristics of any reserves that we acquire, which may adversely affect our profitability and financial condition. Exhaustion of reserves at particular mines can also have an adverse effect on operating results that is disproportionate to the percentage of overall production represented by such mines. Mingo Logan's Mountaineer Mine is estimated to exhaust its longwall mineable reserves in 2006. The Mountaineer Mine generated operating income of $26.1 million and $33.7 million in the years ended December 31, 2003 and 2002, respectively.

Potential Fluctuations in Operating Results — Factors Routinely Affecting Results of Operations

Our mining operations are inherently subject to changing conditions that can affect levels of production and production costs at particular mines for varying lengths of time and can result in decreases in profitability. Weather conditions, equipment replacement or repair, fuel prices, fires, variations in coal seam thickness, amounts of overburden rock and other natural materials, and other geological conditions have had, and can be expected in the future to have, a significant impact on operating results. A prolonged disruption of production at any of our principal mines, particularly our Mingo Logan operation in West Virginia or Black Thunder mine in Wyoming, would result in a decrease, which could be material, in our revenues and profitability. Other factors affecting the production and sale of our coal that could result in decreases in our profitability include: (i) expiration or termination of, or sales price redeterminations or suspension of deliveries under, coal supply agreements; (ii) disruption or increases in the cost of transportation services; (iii) changes in laws or regulations, including permitting requirements; (iv) litigation; (v) work stoppages or other labor difficulties; (vi) mine worker vacation schedules and related maintenance activities; and (vii) changes in coal market and general economic conditions.

Transportation

The coal industry depends on rail, trucking and barge transportation to deliver shipments of coal to customers, and transportation costs are a significant component of the total cost of supplying coal. Disruption of these transportation services could temporarily impair our ability to supply coal to our customers. Increases in transportation costs, or changes in such costs relative to transportation costs for coal produced by our competitors or for other fuels, could have an adverse effect on our business and results of operations.

Reserves — Title

We base our reserve information on geological data assembled and analyzed by our staff which includes various engineers and geologists, and outside firms. The reserve estimates are annually updated to reflect production of coal from the reserves and new drilling or other data received. There are numerous uncertainties inherent in estimating quantities of recoverable reserves, including many factors beyond our control. Estimates of economically recoverable coal reserves and net cash flows necessarily depend upon a

number of variable factors and assumptions, such as geological and mining conditions which may not be fully identified by available exploration data or may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies, and assumptions concerning coal prices, operating costs, severance and excise taxes, development costs, and reclamation costs, all of which may cause estimates to vary considerably from actual results.

For these reasons, estimates of the economically recoverable quantities attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of net cash flows expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Actual coal tonnage recovered from identified reserve areas or properties, and revenues and expenditures with respect to our reserves, may vary from estimates, and such variances may be material. These estimates thus may not accurately reflect our actual reserves.

We continually seek to expand our operations and coal reserves in the regions in which we operate through acquisitions of businesses and assets. Acquisition transactions involve various inherent risks, such as assessing the value, strengths, weaknesses, contingent and other liabilities, and potential profitability of acquisition or other transaction candidates; the potential loss of key personnel of an acquired business; the ability to achieve identified operating and financial synergies anticipated to result from an acquisition or other transaction; and unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition or other transaction. Any one or more of these factors could impair our ability to realize the benefits anticipated to result from the acquisition of businesses or assets.

A significant part of our mining operations are conducted on properties we lease. The loss of any lease could adversely affect our ability to develop the associated reserves. Because title to most of our leased properties and mineral rights is not usually verified until we have made a commitment to develop a property, which may not occur until after we have obtained necessary permits and completed exploration of the property, our right to mine certain of its reserves may be adversely affected if defects in title or boundaries exist. In order to obtain leases or mining contracts to conduct mining operations on property where these defects exist, we have had to, and may in the future have to, incur unanticipated costs. In addition, we may not be able to successfully negotiate new leases or mining contracts for properties containing additional reserves or maintain our leasehold interests in properties on which mining operations are not commenced during the term of the lease.

Certain Contractual Arrangements

Our affiliate, Arch Western Resources, LLC, is the owner of our reserves and mining facilities in the western United States. The agreement under which Arch Western was formed provides that a subsidiary of ours, as the managing member of Arch Western, generally has exclusive power and authority to conduct, manage and control the business of Arch Western. However, consent of BP Amoco, the other member of Arch Western, would generally be required in the event that Arch Western proposes to make a distribution, incur indebtedness, sell properties or merge or consolidate with any other entity if, at such time, Arch Western has a debt rating less favorable than specified ratings with Moody's Investors Service or Standard & Poor's and fails to meet specified indebtedness and interest ratios.

In connection with our June 1, 1998 acquisition of Atlantic Richfield Company's ("ARCO") coal operations, we entered into an agreement under which we agreed to indemnify ARCO against specified tax liabilities in the event that these liabilities arise as a result of certain actions taken prior to June 1, 2013, including the sale or other disposition of certain properties of Arch Western, the repurchase of certain equity interests in Arch Western by Arch Western, or the reduction under certain circumstances of indebtedness incurred by Arch Western in connection with the acquisition. ARCO was acquired by BP Amoco in 2000. Depending on the time at which any such indemnification obligation were to arise, it could impact our profitability for the period in which it arises.

The membership interests in Canyon Fuel, which operates three coal mines in Utah (one of which is scheduled to be idled in 2004), are owned 65% by Arch Western and 35% by a subsidiary of ITOCHU Corporation of Japan. The agreement that governs the management and operations of Canyon Fuel provides for a management board to manage its business and affairs. Some major business decisions concerning Canyon Fuel require the vote of 70% of the membership interests and therefore limit our ability to make these decisions. These decisions include admission of additional members; approval of annual business plans; the making of significant capital expenditures; sales of coal below specified prices; agreements between us and any other member; the institution or settlement of litigation; a material change in the nature of Canyon Fuel's business or a material acquisition; the sale or other disposition, including by merger, of assets other than in the ordinary course of business; incurrence of indebtedness; the entering into of leases; and the selection and removal of officers. The Canyon Fuel agreement also contains various restrictions on the transfer of membership interests in Canyon Fuel.

Our Amended and Restated Certificate of Incorporation requires the affirmative vote of the holders of at least two-thirds of outstanding common stock voting thereon to approve a merger or consolidation and certain other fundamental actions involving or affecting control of us. Our Bylaws require the affirmative vote of at least two-thirds of the members of our Board of Directors in order to declare dividends and to authorize certain other actions.

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles that are generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Additionally, these estimates and judgments are discussed with our Audit Committee on a periodic basis. Actual results may differ from the estimates used under different assumptions or conditions. Note 1 to the Consolidated Financial Statements provides a description of all significant accounting policies. We believe that of these significant accounting policies, the following may involve a higher degree of judgment or complexity:

Asset Retirement Obligations

Our asset retirement obligations arise from the federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes, which require that mine property be restored in accordance with specified standards and an approved reclamation plan. Significant reclamation activities include reclaiming refuse and slurry ponds, reclaiming the pit and support acreage at surface mines, and sealing portals at deep mines. Reclamation activities that are performed outside of the normal mining process are accounted for as asset retirement obligations in accordance with the provisions of FAS 143. We determine the future cash flows necessary to satisfy our reclamation obligations on a mine-by-mine basis based upon current permit requirements and various estimates and assumptions, including estimates of disturbed acreage, cost estimates, and assumptions regarding productivity. Estimates of disturbed acreage are determined based on approved mining plans and related engineering data. Cost estimates are based upon historical internal or third-party costs, depending on how the work is expected to be performed. Productivity assumptions are based on historical experience with the equipment that is expected to be utilized in the reclamation activities. In accordance with the provisions of FAS 143, we determine the fair value of our asset retirement obligations. In order to determine fair value, we must also estimate a discount rate and third-party margin. Each is discussed further below:

- *Discount rate* — FAS 143 requires that asset retirement obligations be recorded at fair value. In accordance with the provisions of FAS 143, we utilize discounted cash flow techniques to estimate the fair value of our obligations. We base our discount rate on the rates of treasury bonds with maturities similar to expected mine lives, adjusted for our credit standing.

- *Third-party margin* — FAS 143 requires the measurement of an obligation to be based upon the amount a third-party would demand to assume the obligation. Because we plan to perform a significant amount of the reclamation activities with internal resources, a third-party margin was added to the estimated costs of these activities. This margin was estimated based upon our historical experience with contractors performing certain types of reclamation activities. The inclusion of this margin will result in a recorded obligation that is greater than our estimates of our cost to perform the reclamation activities. If our cost estimates are accurate, the excess of the recorded obligation over the cost incurred to perform the work will be recorded as a gain at the time that reclamation work is completed.

On at least an annual basis, we review our entire reclamation liability and make necessary adjustments for permit changes as granted by state authorities, additional costs resulting from accelerated mine closures, and revisions to cost estimates and productivity assumptions, to reflect current experience. At December 31, 2003, we had recorded asset retirement obligation liabilities of $162.7 million, including amounts reported as current. While the precise amount of these future costs cannot be determined with certainty, as of December 31, 2003, we estimate that the aggregate undiscounted cost of final mine closure is approximately $267.2 million.

Employee Benefit Plans

We have non-contributory defined benefit pension plans covering certain of our salaried and non-union hourly employees. Benefits are generally based on the employee's age and compensation. We fund the plans in an amount not less than the minimum statutory funding requirements nor more than the maximum amount that can be deducted for federal income tax purposes. For the years ended December 31, 2003 and 2002, we contributed $18.9 million and $19.2 million into the plan. We account for our defined benefit plans in accordance with FAS 87, *Employer's Accounting for Pensions,* which requires amounts recognized in the financial statements to be determined on an actuarial basis.

The calculation of our net periodic benefit costs (pension expense) and benefit obligation (pension liability) associated with our defined benefit pension plans requires the use of a number of assumptions that we deem to be "critical accounting estimates." Changes in these assumptions can result in different pension expense and liability amounts, and actual experience can differ from the assumptions.

- The expected long-term rate of return on plan assets is an assumption of the rate of return on plan assets reflecting the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. We establish the expected long-term rate of return at the beginning of each fiscal year based upon historical returns and projected returns on the underlying mix of invested assets. The pension plan's investment targets are 65% equity, 30% fixed income securities and 5% cash. Investments are rebalanced on a periodic basis to stay within these targeted guidelines. The long-term rate of return assumption used to determine pension expense was 9.0% for the years ended December 31, 2003 and 2002, which is less than the plan's actual life-to-date returns and includes the negative returns of 2001 and 2002 as experienced by the markets in general. Any difference between the actual experience and the assumed experience is deferred as an unrecognized actuarial gain or loss and amortized into the future. The impact of lowering the expected long-term rate of return on plan assets from 9% to 8.5% for 2003 would have been an increase to expense of approximately $0.8 million.

- The discount rate represents our estimate of the interest rate at which pension benefits could be effectively settled. Assumed discount rates are used in the measurement of the projected, accumulated and vested benefit obligations and the service and interest cost components of the net periodic pension cost. In estimating that rate, Statement No. 87 requires rates of return on high quality, fixed income investments. We utilize a bond portfolio model that includes bonds that are rated "AA" or higher with maturities that match the expected benefit payments under the plan. The discount rates used to determine pension expense for 2003 and 2002 were 7.0% and 7.5%,

respectively. The impact of lowering the discount rate from the 7.0% utilized in 2003 to an assumed 6.5% would have resulted in an approximate $1.3 million increase in expense in 2003.

The differences generated in changes in assumed discount rates and returns on plan assets are amortized into earnings over a five-year period.

For the measurement of our year-end pension obligation for 2003 (and pension expense for 2004), we changed our long-term rate of return assumption to 8.5% and its discount rate to 6.5%.

We also currently provides certain postretirement medical/life insurance coverage for eligible employees. Generally, covered employees who terminate employment after meeting eligibility requirements are eligible for postretirement coverage for themselves and their dependents. The salaried employee postretirement medical/life plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features such as deductibles and coinsurance. The postretirement medical plan for retirees who were members of the United Mine Workers of America is not contributory. Our current funding policy is to fund the cost of all postretirement medical/life insurance benefits as they are paid. We account for our other postretirement benefits in accordance with FAS 106, *Employer's Accounting for Postretirement Benefits Other Than Pensions,* which requires amounts recognized in the financial statements to be determined on an actuarial basis.

Various actuarial assumptions are required to determine the amounts reported as obligations and costs related to the postretirement benefit plan. These assumptions include the discount rate and the future medical cost trend rate.

- The discount rate assumption reflects the rates available on high-quality fixed-income debt instruments at year-end and is calculated in the same manner as discussed above for the pension plan. The discount rate used to calculate the postretirement benefit expense for 2003 and 2002 was 7.0% and 7.5%, respectively. Had the discount rate been lowered from 7.0% to 6.5% in 2003, we would have incurred additional expense of $8.6 million.

- Future medical trend rate represents the rate at which medical costs are expected to increase over the life of the plan. The health care cost trend rate is determined based upon our historical changes in health care costs as well as external data regarding such costs. We have implemented many effective programs that have resulted in actual increases in medical costs to fall far below the double-digit increases experienced by most companies in recent years. The postretirement expense in 2003 was based on an assumed medical inflationary rate of 7.5%, trending down in half percent increments to 5%, which represents the ultimate inflationary rate for the remainder of the plan life. This assumption was based on our then current three-year historical average of per capita increases in health care costs. If we had utilized a medical trend rate of 8% in 2003, we would have incurred $5.4 million of additional expense.

For the measurement of our year-end other postretirement obligation for 2003 (and other postretirement expense for 2004), we changed our medical inflationary rate assumption to 8.0% (trending down to 5%) and our discount rate to 6.5%.

Income Taxes

We record deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax bases of assets and liabilities. A valuation allowance is recorded to reflect the expected future tax benefits to be realized. In determining the appropriate valuation allowance, we take into account the level of expected future taxable income and available tax planning strategies. If future taxable income was lower than expected or if expected tax planning strategies were not available as anticipated, we may record additional valuation allowance through income tax expense in the period such determination was made.

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors
Arch Coal, Inc.

We have audited the accompanying consolidated balance sheets of Arch Coal, Inc. and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above (appearing on pages II-31 to II-68 of this annual report) present fairly, in all material respects, the consolidated financial position of Arch Coal, Inc. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for asset retirement obligations effective January 1, 2003.

Ernst + Young LLP

Ernst & Young LLP

St. Louis, Missouri
January 23, 2004

REPORT OF MANAGEMENT

The management of Arch Coal, Inc. is responsible for the preparation of the consolidated financial statements and related financial information in this annual report. The financial statements are prepared in accordance with accounting principles generally accepted in the United States and necessarily include some amounts that are based on management's informed estimates and judgments, with appropriate consideration given to materiality.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance that financial records are reliable for purposes of preparing financial statements and that assets are properly accounted for and safeguarded. The concept of reasonable assurance is based on the recognition that the cost of a system of internal accounting controls should not exceed the value of the benefits derived. The Company has a professional staff of internal auditors who monitor compliance with and assess the effectiveness of the system of internal accounting controls.

The Audit Committee of the Board of Directors, composed of directors who are free from relationships that may impair their independence from Arch Coal, Inc., meets regularly with management, the internal auditors, and the independent auditors to discuss matters relating to financial reporting, internal accounting control, and the nature, extent and results of the audit effort. The independent auditors and internal auditors have full and free access to the Audit Committee, with and without management present.

Steven F. Leer
President and Chief Executive Officer

Robert J. Messey
Senior Vice President and Chief Financial Officer

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2003	2002	2001
	(In thousands of dollars except per share data)		
REVENUES			
Coal sales	$1,435,488	$1,473,558	$1,403,370
COSTS AND EXPENSES			
Cost of coal sales	1,418,362	1,412,541	1,336,218
Selling, general and administrative expenses	47,295	40,019	42,889
Long-term incentive compensation expense	16,217	—	1,515
Amortization of coal supply agreements	16,622	22,184	27,460
Other expenses	18,980	30,118	18,190
	1,517,476	1,504,862	1,426,272
OTHER OPERATING INCOME			
Income from equity investments	34,390	10,092	26,250
Gain on sale of units of Natural Resource Partners, LP	42,743	—	—
Other operating income	45,226	50,489	59,108
	122,359	60,581	85,358
Income from operations	40,371	29,277	62,456
Interest expense, net:			
Interest expense	(50,133)	(51,922)	(64,211)
Interest income	2,636	1,083	4,264
	(47,497)	(50,839)	(59,947)
Other non-operating income (expense):			
Expenses resulting from early debt extinguishment and termination of hedge accounting for interest rate swaps	(8,955)	—	—
Other non-operating income	13,211	—	—
	4,256	—	—
Income (loss) before income taxes and cumulative effect of accounting change	(2,870)	(21,562)	2,509
Benefit from income taxes	(23,210)	(19,000)	(4,700)
Income (loss) before cumulative effect of accounting change	20,340	(2,562)	7,209
Cumulative effect of accounting change, net of taxes	(3,654)	—	—
NET INCOME (LOSS)	$ 16,686	$ (2,562)	$ 7,209
Preferred stock dividends	(6,589)	—	—
Net income (loss) available to common shareholders	$ 10,097	$ (2,562)	$ 7,209
EARNINGS PER COMMON SHARE			
Basic and diluted earnings (loss) before cumulative effect of accounting change	0.26	(0.05)	0.15
Cumulative effect of accounting change	(0.07)	—	—
Basic and diluted earnings (loss) per common share	$ 0.19	$ (0.05)	$ 0.15

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2002
	(In thousands of dollars except share data)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 254,541	$ 9,557
Trade accounts receivable	118,376	135,903
Other receivables	29,897	30,927
Inventories	69,907	66,799
Prepaid royalties	4,586	4,971
Deferred income taxes	19,700	27,775
Other	16,638	15,781
Total current assets	513,645	291,713
Coal lands, net	51,390	28,636
Plant and equipment, net	413,840	442,199
Deferred mine development, net	156,564	81,885
Mineral lease rights, net	693,341	732,248
Other assets		
Prepaid royalties	70,880	51,078
Coal supply agreements	6,397	59,240
Deferred income taxes	246,024	221,116
Equity investments	172,045	231,551
Other	63,523	43,142
Total other assets	558,869	606,127
Total assets	$2,387,649	$2,182,808
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 89,975	$ 113,527
Accrued expenses	180,314	133,287
Current portion of debt	6,349	7,100
Total current liabilities	276,638	253,914
Long-term debt	700,022	740,242
Accrued postretirement benefits other than pension	352,097	324,539
Asset retirement obligations	143,545	117,804
Accrued workers' compensation	77,672	80,985
Other noncurrent liabilities	149,640	130,461
Total liabilities	1,699,614	1,647,945
Stockholders' equity		
Preferred stock, $.01 par value, $50 liquidation preference, authorized 10,000,000 shares, issued 2,875,000 and 0 shares	29	—
Common stock, $.01 par value, authorized 100,000,000 shares, issued 53,561,979 and 52,791,370 shares	536	527
Paid-in capital	988,476	835,763
Retained deficit	(255,936)	(253,943)
Less treasury stock, at cost, 357,200 shares	(5,047)	(5,047)
Accumulated other comprehensive loss	(40,023)	(42,437)
Total stockholders' equity	688,035	534,863
Total liabilities and stockholders' equity	$2,387,649	$2,182,808

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Three Years Ended December 31, 2003

	Common Stock	Preferred Stock	Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock at Cost	Accumulated Other Comprehensive Loss	Total
	(In thousands of dollars except share and per share data)						
BALANCE AT JANUARY 1, 2001	$397	$—	$473,428	$(234,980)	$(18,971)	$ —	$219,874
Comprehensive income							
Net income				7,209			7,209
Minimum pension liability adjustment						(2,851)	(2,851)
Unrealized losses on derivatives						(17,978)	(17,978)
Total comprehensive loss							(13,620)
Dividends paid ($.23 per share)				(11,565)			(11,565)
Issuance of 14,094,997 shares of common stock (including 1,541,146 shares held in treasury) pursuant to public offerings	126		353,088		18,971		372,185
Issuance of 441,732 shares of common stock under the stock incentive plan	4		8,911				8,915
Treasury stock purchases of 357,200 shares of common stock					(5,047)		(5,047)
BALANCE AT DECEMBER 31, 2001	527	—	835,427	(239,336)	(5,047)	(20,829)	570,742
Comprehensive income							
Net loss				(2,562)			(2,562)
Minimum pension liability adjustment						(16,416)	(16,416)
Unrealized losses on derivatives						(5,192)	(5,192)
Total comprehensive loss							(24,170)
Dividends paid ($.23 per share)				(12,045)			(12,045)
Issuance of 81,454 shares of common stock under the stock incentive plan			336				336
BALANCE AT DECEMBER 31, 2002	527	—	835,763	(253,943)	(5,047)	(42,437)	534,863
Comprehensive income							
Net income				16,686			16,686
Minimum pension liability adjustment						3,403	3,403
Unrealized losses on derivatives						(5,940)	(5,940)
Net amount reclassified to income						4,951	4,951
Total comprehensive income							19,100
Dividends							
Common ($.23 per share)				(12,090)			(12,090)
Preferred ($2.29 per share)				(6,589)			(6,589)
Issuance of 2,875,000 shares of perpetual cumulative convertible preferred stock		29	138,995				139,024
Issuance of 770,609 shares of common stock under the stock incentive plan	9		13,718				13,727
BALANCE AT DECEMBER 31, 2003	$536	$29	$988,476	$(255,936)	$ (5,047)	$(40,023)	$688,035

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2003	2002	2001
	(In thousands of dollars)		
OPERATING ACTIVITIES			
Net income (loss)	$ 16,686	$ (2,562)	$ 7,209
Adjustments to reconcile to cash provided by operating activities:			
Depreciation, depletion and amortization	158,464	174,752	177,504
Prepaid royalties expensed	13,153	8,503	7,274
Accretion on asset retirement obligations	12,999	—	—
Gain on sale of units of Natural Resource Partners, LP	(42,743)	—	—
Net gain on disposition of assets	(3,782)	(751)	(14,627)
Income from equity investments	(34,390)	(10,092)	(26,250)
Net distributions from equity investments	49,686	17,121	42,219
Cumulative effect of accounting change	3,654	—	—
Other non-operating (income) expense	(4,256)	—	—
Changes in operating assets and liabilities (see Note 22)	(375)	(4,634)	(46,950)
Other	(6,735)	(5,920)	(718)
Cash provided by operating activities	162,361	176,417	145,661
INVESTING ACTIVITIES			
Capital expenditures	(132,427)	(137,089)	(123,414)
Proceeds from sale of units of Natural Resource Partners, LP	115,000	33,603	—
Proceeds from coal supply agreements	52,548	—	—
Additions to prepaid royalties	(32,571)	(27,339)	(24,725)
Proceeds from disposition of capital assets	4,282	2,522	18,930
Cash provided by (used in) investing activities	6,832	(128,303)	(129,209)
FINANCING ACTIVITIES			
Payments on revolver and lines of credit	(65,971)	(26,513)	(241,940)
Net payments on term loans	(675,000)	—	(135,000)
Proceeds from issuance of senior notes	700,000	—	—
Debt financing costs	(18,508)	(8,228)	—
Proceeds from sale and leaseback of equipment	—	9,213	—
Reductions of obligations under capital lease	—	(8,210)	(3,138)
Dividends paid	(17,481)	(12,045)	(11,565)
Proceeds from issuance of preferred stock	139,024	—	—
Proceeds from sale of common stock	13,727	336	381,100
Purchases of treasury stock	—	—	(5,047)
Cash provided by (used in) financing activities	75,791	(45,447)	(15,590)
Increase in cash and cash equivalents	244,984	2,667	862
Cash and cash equivalents, beginning of year	9,557	6,890	6,028
Cash and cash equivalents, end of year	$ 254,541	$ 9,557	$ 6,890
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid during the year for interest	$ 30,014	$ 51,695	$ 71,612
Cash received during the year for income tax refunds	$ (6,407)	$ (3,115)	$ (5,548)

The accompanying notes are an integral part of the consolidated financial statements.

1. Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Arch Coal, Inc. and its subsidiaries ("the Company"), which operate in the coal mining industry. The Company's primary business is the production of steam and metallurgical coal from surface and deep mines throughout the United States, for sale to utility, industrial and export markets. The Company's mines are primarily located in the Central Appalachian and western regions of the United States. All subsidiaries (except as noted below) are wholly owned. Intercompany transactions and accounts have been eliminated in consolidation.

The Company's Wyoming, Colorado and Utah coal operations are included in a joint venture named Arch Western Resources, LLC ("Arch Western"). Arch Western is 99% owned by the Company and 1% owned by BP Amoco. The Company also acts as the managing member of Arch Western.

The membership interests in Canyon Fuel Company, LLC ("Canyon Fuel") are owned 65% by the Company and 35% by a subsidiary of ITOCHU Corporation, a Japanese corporation. The agreement which governs the management and operations of Canyon Fuel provides for a Management Board to manage its business and affairs. Generally, the Management Board acts by affirmative vote of the representatives of the members holding more than 50% of the membership interests. However, significant participation rights require either the unanimous approval of the members or the approval of representatives of members holding more than 70% of the membership interests. Those matters which are considered significant participation rights include the following:

- approval of the annual business plan;
- approval of significant capital expenditures;
- approval of significant coal sales contracts;
- approval of the institution of, or the settlement of litigation;
- approval of incurrence of indebtedness;
- approval of significant mineral reserve leases;
- selection and removal of the CEO, CFO, or General Counsel;
- approval of any material change in the business of Canyon Fuel;
- approval of any disposition whether by sale, exchange, merger, consolidation, license or otherwise, and whether directly or indirectly, of all or any portion of the assets of Canyon Fuel other than in the ordinary course of business; and
- approval of request that a member provide additional services to Canyon Fuel.

The Canyon Fuel agreement also contains various restrictions on the transfer of membership interests in Canyon Fuel. As a result of these super-majority voting rights, the Company's 65% ownership of Canyon Fuel is accounted for on the equity method in the consolidated financial statements. Income from Canyon Fuel is reflected in the Consolidated Statements of Operations as income from equity investments. (See additional discussion in "Equity Investments" in Note 5.)

As of December 31, 2003 and 2002, the Company held limited partnership interest in Natural Resource Partners, LP ("NRP") of 12.5% and 34%, respectively. The Company's investment in NRP is accounted for on the equity method in the consolidated financial statements. (See additional discussion in "Equity Investments" in Note 5.)

The Company's 17.5% partnership interest in Dominion Terminal Associates is accounted for on the equity method in the consolidated balance sheets. Allocable costs of the partnership for coal loading and storage are included in other expenses in the consolidated statements of operations. (See additional discussion in "Commitments and Contingencies" in Note 21.)

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Change

On January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* ("FAS 143"). FAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at fair value at the time the obligations are incurred. Upon initial recognition of a liability, the cost should also be capitalized as part of the carrying amount of the related long-lived asset and allocated to expense over the useful life of the asset. Previously, the Company accrued for the expected costs of these obligations over the estimated useful mining life of the property. See additional discussion in Note 12, "Asset Retirement Obligations."

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost. Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased.

Allowance for Uncollectible Receivables

The Company maintains allowances to reflect the expected uncollectability of its trade accounts receivable and other receivables based on past collection history, the economic environment and specified risks identified in the receivables portfolio. Allowances recorded at December 31, 2003 and 2002 were $1.5 million and $3.9 million, respectively.

Inventories

Inventories consist of the following:

	December 31,	
	2003	2002
Coal	$38,249	$35,039
Supplies, net of allowance	31,658	31,760
	$69,907	$66,799

Coal and supplies inventories are valued at the lower of average cost or market. Coal inventory costs include labor, supplies, equipment costs and operating overhead. The Company has recorded a valuation allowance for slow-moving and obsolete supplies inventories of $18.8 million and $17.5 million at December 31, 2003 and 2002, respectively.

Coal Acquisition Costs and Prepaid Royalties

The costs to obtain coal lease rights are capitalized and amortized primarily by the units-of-production method over the estimated recoverable reserves. Amortization occurs either as the Company mines on the property or as others mine on the property through subleasing transactions.

Rights to leased coal lands are often acquired through royalty payments. Where royalty payments represent prepayments recoupable against production, they are capitalized, and amounts expected to be recouped within one year are classified as a current asset. As mining occurs on these leases, the prepayment is charged to cost of coal sales.

Coal Supply Agreements

Acquisition costs allocated to coal supply agreements (sales contracts) are capitalized and amortized on the basis of coal to be shipped over the term of the contract. Value is allocated to coal supply agreements based on discounted cash flows attributable to the difference between the above-market contract price and the then-prevailing market price. Accumulated amortization for sales contracts was $204.6 million and $191.0 million at December 31, 2003 and 2002, respectively.

During 2003, the Company agreed to terms with a large customer seeking to buy out of the remaining term of an above-market coal supply contract. The buy-out resulted in the receipt of $52.5 million in cash during the quarter. The Company wrote off the remaining contract value of $37.5 million and recorded a deferred gain of approximately $15 million related to this transaction. The deferred gain will be recognized ratably through 2012.

Exploration Costs

Costs related to locating coal deposits and determining the economic mineability of such deposits are expensed as incurred.

Plant and Equipment

Plant and equipment are recorded at cost. Interest costs applicable to major asset additions are capitalized during the construction period. Expenditures which extend the useful lives of existing plant and equipment or increase the productivity of the asset are capitalized. Plant and equipment are depreciated principally on the straight-line method over the estimated useful lives of the assets, which range from three to 30 years except for preparation plants and loadouts. Preparation plants and loadouts are depreciated using the units-of-production method over the estimated recoverable reserves, subject to a minimum level of depreciation.

Leased plant and equipment meeting certain criteria is capitalized and the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is computed on the straight-line method over the term of the lease.

Accumulated depreciation for plant and equipment was $676.9 million and $606.4 million at December 31, 2003 and 2002, respectively.

Deferred Mine Development

Costs of developing new mines or significantly expanding the capacity of existing mines are capitalized and amortized using the units-of-production method over the estimated recoverable reserves that are associated with the property being benefited. Additionally, the asset retirement obligation asset has been recorded as a component of deferred mine development. Accumulated amortization for deferred development was $128.6 million and $78.0 million at December 31, 2003 and 2002, respectively.

Asset Impairment

If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset will not be recoverable, as determined based on projected undiscounted cash flows related to the asset over its remaining life, then the carrying value of the asset is reduced to its estimated fair value.

Revenue Recognition

Coal sales revenues include sales to customers of coal produced at Company operations and coal purchased from other companies. The Company recognizes revenue from coal sales at the time title passes to the customer. Transportation costs that are billed by the Company and reimbursed to the transportation provider (pass through costs) are included in coal sales and cost of coal sales.

Other Operating Income

Other operating income reflects income from sources other than coal sales, including administration and production fees from Canyon Fuel, royalties earned from properties leased to third parties, and gains and losses from dispositions of long-term assets. These amounts are recognized as services are performed or otherwise earned.

Derivative Financial Instruments

The Company adopted Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("FAS 133"), on January 1, 2001. FAS 133 requires all derivative financial instruments to be reported on the balance sheet at fair value. Changes in fair value are recognized either in earnings or equity, depending on the nature of the underlying exposure being hedged and how effective the derivatives are at offsetting price movements in the underlying exposure. The Company does not enter into derivative instruments that do not qualify as hedges, except where derivative instruments are acquired to offset the future effects of an instrument formerly used as a hedge, when that instrument is declared to no longer be a hedge.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives for undertaking various hedge transactions. The Company evaluates the effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis. Any ineffectiveness is recorded in the Consolidated Statements of Operations. Ineffectiveness for the years ended December 31, 2003 and 2002 was $0.4 million and $0.8 million, respectively.

The Company has historically utilized interest-rate swap agreements to modify the interest characteristics of outstanding Company debt. The swap agreements essentially convert variable-rate debt to fixed-rate debt. These agreements require the exchange of amounts based on variable interest rates for amounts based on fixed interest rates over the life of the agreement. The Company accrues amounts to be paid or received under interest-rate swap agreements over the lives of the agreements. Such amounts are recognized as adjustments to interest expense over the lives of agreements, thereby adjusting the effective interest rate on the Company's debt.

During 2003, the Company repaid its variable-rate term loans with the proceeds from the sale of fixed-rate notes (see Note 9 "Debt and Financing Arrangements"). At that time, the Company determined that certain interest rate swaps that had been designated as hedges of the variable-rate interest payments were no longer effective hedges. Historical mark-to-market losses related to these swaps totaling $27.0 million had been previously deferred and will now be amortized as additional expense over the contractual terms of the swap agreements. The swap agreements' contractual termination dates range from September 2005 through October 2007. The Company recognized expense of $4.3 million related to these swaps in 2003.

Such amount is included in expenses resulting from early debt extinguishment and termination of hedge accounting for interest rate swaps in the accompanying Consolidated Statements of Operations.

Changes in the market value of the interest-rate swaps that no longer qualify as hedges are recorded as income or expense in the period of the change. During 2003, the Company recorded gains of $13.4 million resulting from changes in the market value of interest-rate swaps. This amount is included as other non-operating income in the accompanying Consolidated Statements of Operations.

Income Taxes

Deferred income taxes are based on temporary differences between the financial statement and tax basis of assets and liabilities existing at each balance sheet date using enacted tax rates for years during which taxes are expected to be paid or recovered.

Stock-Based Compensation

These financial statements include the disclosure requirements of Financial Accounting Standards Board Statement No. 123, *Accounting for Stock-Based Compensation* ("FAS 123"), as amended by Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure* ("FAS 148"). With respect to accounting for its stock options, as permitted under FAS 123, the Company has retained the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), *Accounting for Stock Issued to Employees,* and related Interpretations. Had compensation expense for stock option grants been determined based on the fair value at the grant dates consistent with the method of FAS 123, the Company's net income (loss) and earnings (loss) per common share would have been changed to the pro forma amounts as indicated in the following table:

	Year Ended December 31		
	2003	2002	2001
As reported			
Net income (loss) available to common shareholders	$10,097	$ (2,562)	$7,209
Basic and diluted earnings (loss) per share	0.19	(0.05)	0.15
Pro forma (unaudited)			
Net income (loss) available to common shareholders	$ 858	$(11,168)	$3,381
Basic and diluted earnings (loss) per share	0.02	(0.21)	0.07

Recent Accounting Pronouncements

In December 2003; the financial Accounting Standards Board issued a revised Interpretation No. 46, *Consolidation of Variable Interest Entities.* The interpretation clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements,* to certain types of entities. The Company does not expect the adoption of this interpretation to have a material impact on its financial statements.

Reclassifications

Certain amounts in the prior years' financial statements have been reclassified to conform with the classifications in the current year's financial statements with no effect on previously reported net income or stockholders' equity.

2. Changes in Estimates and Other Non-Recurring Revenues and Expenses

During the year ending December 31, 2003, the Company instituted cost reduction efforts throughout its operations. These cost reduction efforts included the termination of approximately 100 employees at the Company's corporate headquarters and its eastern mining operations and the recognition of expenses related to severance of $2.6 million. Of this amount, $1.6 million was reported as a component of cost of coal sales, with the remainder reported in selling, general and administrative expenses. Substantially all of the amounts noted were paid during 2003.

During the year ended December 31, 2003, the Company was notified by the State of Wyoming of a favorable ruling as it relates to the Company's calculation of coal severance taxes. The ruling resulted in a refund of previously paid taxes and the reversal of previously accrued taxes payable. The impact on the 2003 financial results was a gain of $2.5 million, which was reflected as a reduction of cost of coal sales.

The Company recognized income of $1.6 million during 2003 resulting from the collection of receivables which had previously been estimated to be uncollectible and had been fully reserved in prior periods.

During 2003, the Company received $1.4 million from a customer that did not meet its contractual purchase requirements. This amount has been recorded as other operating income in the accompanying Condensed Consolidated Statements of Operations.

During the year ended December 31, 2002, the Company settled certain coal contracts with a customer that was partially unwinding its coal supply position and desired to buy out of the remaining terms of those contracts. The settlements resulted in a pre-tax gain of $5.6 million, which was recognized in other operating income in the Consolidated Statements of Operations.

The Company recognized a pre-tax gain of $4.6 million during the year ended December 31, 2002 as a result of a workers' compensation premium adjustment refund from the State of West Virginia. During 1998, the Company entered into the West Virginia workers' compensation plan at one of its subsidiary operations. The subsidiary paid standard base rates until the West Virginia Division of Workers' Compensation could determine the actual rates based on claims experience. Upon review, the Division of Workers' Compensation refunded $4.6 million in premiums, which was recognized as an adjustment to cost of coal sales in the Consolidated Statements of Operations.

During the year ended December 31, 2002, the Company was notified by the Bureau of Land Management ("BLM") that it would receive a royalty rate reduction for certain tons mined at its West Elk location. The rate reduction applies to a specified number of tons beginning October 1, 2001 and ending no later than October 1, 2005. The retroactive portion of the refund totaled $3.3 million and was recognized in 2002 as a reduction of cost of coal sales in the Consolidated Statements of Operations. Additionally, Canyon Fuel was notified by the BLM that it would receive a royalty rate reduction for certain tons mined at its Skyline mine. The rate reduction applies to certain tons mined from September 1, 2001 through September 1, 2006. The Company's portion of the retroactive refund was $1.1 million, and was reflected in 2002 as income from equity investments in the Consolidated Statements of Operations.

The Company's operating results for the year ended December 31, 2001, reflect a $9.4 million insurance settlement as part of the Company's coverage under its property and business interruption policy. The insurance settlement represents the final settlement for losses incurred at the West Elk mine in Gunnison County, Colorado, which was idled from January 28, 2000 to July 12, 2000 following the detection of combustion-related gases. The amount is reflected as a reduction of cost of coal sales.

During the year ended December 31, 2001, the Company reduced its reclamation liability resulting in a pre-tax gain of $7.5 million, of which $5.6 million resulted from permit revisions and the ultimate sale of the surface rights at its idle mine properties in Illinois, and $1.9 million resulted from estimate changes.

During the year ended December 31, 2001, as a result of progress in processing claims associated with the recovery of certain previously paid excise taxes on export sales, the Company recognized a pre-tax gain of $4.6 million. Of the $4.6 million recognized, $3.1 million represented the interest component of the claim and was recorded as interest income. The gain stems from an IRS notice during the second quarter of 2000 outlining the procedures for obtaining tax refunds on black lung excise taxes paid by the industry on export sales. The notice was the result of a 1998 federal district court decision that found such taxes to be unconstitutional.

During the year ended December 31, 2001, the Company received a state tax credit covering prior periods that resulted in a pre-tax gain of $7.4 million. As a result of several litigation settlements, the Company increased its litigation reserve during 2001, resulting in a pre-tax decrease in income of $5.6 million. The Company also increased its stock-based benefit program accruals for awards that met minimum performance levels to qualify for a payout. This resulted in a decrease in pre-tax income of $4.1 million during the year ended December 31, 2001. During 2001, Canyon Fuel, the Company's equity method investment, recognized recoveries of previously paid property taxes. The Company's share of these recoveries was $2.6 million and is reflected in income from equity investment on the Consolidated Statements of Operations for the year ending December 31, 2001. The Company recognized a $13.5 million pre-tax gain in 2001 primarily as a result of selling land.

3. Acquisition of Triton Coal Company, LLC

On May 29, 2003, the Company entered into a definitive agreement to acquire (1) Vulcan Coal Holdings, L.L.C. ("Vulcan"), which owns all of the common equity of Triton Coal Company, LLC ("Triton"), and (2) all of the preferred units of Triton, for an aggregate purchase price of $364.0 million, subject to working capital adjustments. Consummation of the transaction is subject to various conditions, including the receipt by the Company and Vulcan of all necessary governmental and regulatory consents and other customary conditions. Upon consummation, the acquisition will be accounted for under the purchase method of accounting in accordance with FASB Statement No. 141, *Business Combinations.* The Company intends to finance the acquisition with cash, borrowings under its existing revolving credit facility and a $100.0 million term loan facility at its Arch Western subsidiary.

As of December 31, 2003, the Company has capitalized legal and other costs associated with the acquisition totaling $3.6 million. In addition, the Company is obligated to pay $2.9 million of retention bonuses to Vulcan employees. In the event the transaction is not consummated, such costs will be expensed.

On January 30, 2004, the Company entered into an agreement to sell the Buckskin mine to Peter Kiewit and Sons' Inc. for a purchase price of approximately $82.0 million. The completion of the sale of the Buckskin mine is contingent, among other things, on the completion of the Company's acquisition of Triton.

4. Other Comprehensive Income

Other comprehensive income items under Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income,* are transactions recorded in stockholders' equity during the year, excluding net income and transactions with stockholders. Following are the items included in other comprehensive income (loss), net of a 39% tax rate:

	Financial Derivatives	Minimum Pension Liability Adjustments	Accumulated Other Comprehensive Loss
Adoption (January 1, 2001)	$ (4,825)	$ —	$ (4,825)
2001 activity	(13,153)	(2,851)	(16,004)
Balance December 31, 2001	(17,978)	(2,851)	(20,829)
2002 activity	(5,192)	(16,416)	(21,608)
Balance December 31, 2002	(23,170)	(19,267)	(42,437)
2003 activity	(989)	3,403	2,414
Balance December 31, 2003	$(24,159)	$(15,864)	$(40,023)

The 2003 activity for financial derivatives is comprised of unrealized mark-to-market losses (net of tax) of $5.8 million and reclassifications of $4.8 million (net of tax) to net income.

5. Equity Investments

The Company's equity investments are comprised of its ownership interests in Canyon Fuel and NRP. Amounts recorded in the Consolidated Financial Statements are as follows:

	December 31, 2003	December 31, 2002
Equity investments:		
Investment in Canyon Fuel	$146,180	$160,787
Investment in NRP	25,865	70,764
Equity investments as reported in Consolidated Balance Sheets	$172,045	$231,551

	Year Ended December 31, 2003	2002	2001
Income from equity investments:			
Income from investment in Canyon Fuel	$19,707	$ 7,774	$26,250
Income from investment in NRP	14,683	2,318	—
Income from equity investments in the Consolidated Statements of Operations	$34,390	$10,092	$26,250

Investment in Canyon Fuel

The following tables present unaudited, summarized financial information for Canyon Fuel, which is accounted for on the equity method.

Condensed Income Statement Information

	Year Ended December 31,		
	2003	2002	2001
Revenues	$242,060	$250,325	$301,909
Total costs and expenses	223,357	249,325	275,883
Net income before cumulative effect of accounting change	$ 18,703	$ 1,000	$ 26,026
65% of Canyon Fuel net income	$ 12,157	$ 650	$ 16,917
Effect of purchase adjustments	7,550	7,124	9,333
Arch Coal's income from its equity investment in Canyon Fuel	$ 19,707	$ 7,774	$ 26,250

Condensed Balance Sheet Information

	December 31, 2003			
	Canyon Fuel Basis	Arch Ownership of Canyon Fuel Basis	Arch Purchase Adjustments	Arch Basis
Current assets	$ 51,660	$ 33,579	$ (2,492)	$ 31,087
Noncurrent assets	324,777	211,105	(59,622)	151,483
Current liabilities	25,692	16,700	—	16,700
Noncurrent liabilities	30,292	19,690	—	19,690
Members' equity	$320,453	$208,294	$(62,114)	$146,180

	December 31, 2002			
	Canyon Fuel Basis	Arch Ownership of Canyon Fuel Basis	Arch Purchase Adjustments	Arch Basis
Current assets	$ 64,365	$ 41,837	$ (2,493)	$ 39,344
Noncurrent assets	346,530	225,245	(68,357)	156,888
Current liabilities	30,221	19,644	—	19,644
Noncurrent liabilities	25,135	16,338	(537)	15,801
Members' equity	$355,539	$231,100	$(70,313)	$160,787

The Company's income from its equity investment in Canyon Fuel represents 65% of Canyon Fuel's net income after adjusting for the effect of purchase adjustments related to its investment in Canyon Fuel. The Company's investment in Canyon Fuel reflects purchase adjustments primarily related to the reduction in amounts assigned to sales contracts, mineral reserves and other property, plant and equipment. The purchase adjustments are amortized consistent with the underlying assets of the joint venture. During 2001, in accordance with Statement of Financial Accounting Standards No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,* Canyon Fuel wrote off its

investment in LAXT, a coal terminal located in Los Angeles, resulting in a charge of $10.1 million. The Company did not value LAXT in its Canyon Fuel purchase allocation and, therefore, the charge had no impact on the Company's financial position.

Effective January 1, 2003, Canyon Fuel adopted FAS 143 and recorded a cumulative effect loss of $2.4 million. The Company's 65% share of this amount was offset by purchase adjustments of $0.5 million. These amounts are included in the cumulative effect of accounting change reported in the Company's Consolidated Statements of Operations.

Investment in Natural Resource Partners, L.P.

During 2002, the Company contributed 454 million tons of coal reserves with a net book value of $84.9 million to Natural Resource Partners L.P. in exchange for 4.8 million of NRP's common limited partnership units, 4.8 million of NRP's subordinated limited partnership units, and 42.25% of NRP's general partner interest. Concurrent with the contribution, the Company entered into various leases with NRP for the right to mine approximately 57 million tons of the contributed reserves. No gain was recorded at the time of the contribution of the reserves and formation of NRP. The excess of the Company's percentage ownership of NRP's partners' equity over the Company's historical basis in the assets contributed to NRP (approximately $12.4 million and $37.2 million at December 31, 2003 and 2002, respectively) is being recognized as income from equity investment over the expected life of the reserves contributed to NRP.

On October 17, 2002, the Company sold 1.9 million of its common limited partner units in a public offering for proceeds of $33.6 million. The gain on the sale of approximately $15.6 million was deferred.

On December 22, 2003, the Company sold its 4.8 million subordinated units and its general partner interest for a purchase price of $115.0 million. This sale resulted in a gain of $70.6 million, of which $42.7 million was recognized in 2003 and the remainder has been deferred. After this sale, the Company's remaining ownership in NRP consists of 2.9 million common limited partnership units, representing approximately 12.5% of NRP's outstanding partnership interests.

As of December 31, 2003, the Company has deferred gains from its sales of NRP units totaling $42.0 million, which are included as "Other noncurrent liabilities" in the accompanying Consolidated Balance Sheets. Of this amount, $31.4 million will be recognized over the remaining term of the Company's leases with NRP, as follows: $12.5 million in 2004, $6.7 million in 2005, 4.0 million in 2006, $3.4 million in 2007, and $4.8 million from 2008 through 2012. The remaining deferred gain of $10.6 million will be recognized upon a sale of the Company's remaining common limited partnership units.

As of December 31, 2003, the unit price for NRP's common limited partnership units was $41.40. Based on this market price, the market value of the Company's investment is approximately $119.9 million.

Income from the Company's equity investment in NRP for the years ended December 31, 2003 and 2002 represents the Company's share of NRP's earnings for the period from December 1, 2002 through November 30, 2003, and October 17, 2002 (the formation of NRP) through November 30, 2002, respectively. The Company accounts for income from its investment in NRP on a one-month time lag.

Summarized financial information for NRP as of December 31, 2003 and 2002 and for the year ended December 31, 2003 and the period from October 17, 2002 through December 31, 2002 is as follows (in thousands):

	Year ended December 31, 2003	October 17, 2002 through December 31, 2002
Results of Operations		
Revenues	$85,466	$13,893
Income from operations	44,069	6,615
Net Income	36,907	6,415

	December 31,	
	2003	2002
Financial Position		
Total assets	$531,676	$392,719
Total liabilities	223,518	74,085
Partners' capital	308,158	318,634
Amounts recorded by the Company		
Equity investment in NRP	$ 25,865	$ 70,764
Income from equity investment in NRP	14,683	2,318

6. Mineral Lease Rights

A significant portion of the Company's coal reserves are controlled through leasing arrangements. Amounts paid to acquire such lease rights are capitalized and depleted over the life of those reserves that are proven and probable. Depletion of coal lease rights is computed using the units-of-production method and the rights are assumed to have no residual value. The leases are generally long-term in nature (original terms range from 10 to 50 years), and substantially all of the leases contain provisions that allow for automatic extension of the lease term as long as mining continues. Accumulated depletion for mineral lease rights was $282.9 million and $256.6 million at December 31, 2003 and 2002, respectively.

Depletion expense related to mineral lease rights was $41.2 million, $47.3 million, and $52.6 million for the years ended December 31, 2003, 2002, and 2001, respectively.

Estimated depletion expense of mineral lease rights during the next five years is as follows:

Year ended December 31,	
2004	$44,501
2005	$44,758
2006	$44,420
2007	$43,155
2008	$42,708

Consistent with common practices in extractive industries, the Company has historically classified mineral lease rights in the same manner as the coal it owns in fee. The Company and others in extractive industries have historically taken the position that rights under such long-term mineral leases are the functional equivalent of fee ownership of the underlying coal because the lessee has the exclusive right to extract the coal during the term of the lease and because the lessee owns the extracted coal in fee. At its March 2004 meeting, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board

is expected to discuss Issue 03-O, "Whether Mineral Rights are Tangible or Intangible Assets." Depending on the EITF's resolution of this issue, the Company may be required to change the classification of its mineral lease rights.

7. Accrued Expenses

Accrued expenses included in current liabilities consist of the following:

	December 31,	
	2003	2002
Payroll and related benefits	$ 36,846	$ 25,823
Taxes other than income taxes	49,140	48,716
Postretirement benefits other than pension	26,324	24,090
Workers' compensation	13,088	9,497
Interest	26,025	5,904
Asset retirement obligations	19,186	7,636
Other accrued expenses	9,705	11,621
	$180,314	$133,287

8. Income Taxes

Significant components of the provision (benefit) for income taxes are as follows:

	December 31,		
	2003	2002	2001
Current:			
Federal	$ 4,668	$(21,646)	$(4,360)
State	—	—	—
Total current	4,668	(21,646)	(4,360)
Deferred:			
Federal	(24,438)	5,788	1,301
State	(3,440)	(3,142)	(1,641)
Total deferred	(27,878)	2,646	(340)
	$(23,210)	$(19,000)	$(4,700)

A reconciliation of the statutory federal income tax expense (benefit) on the Company's pretax income (loss) to the actual provision (benefit) for income taxes follows:

	December 31,		
	2003	2002	2001
Income tax expense (benefit) at statutory rate	**$ (1,005)**	$ (7,547)	$ 943
Percentage depletion allowance	**(16,211)**	(21,366)	(7,561)
State taxes, net of effect of federal taxes	**(2,123)**	(4,585)	(1,067)
Change in valuation allowance	**3,543**	25,880	1,863
Reversal of reserve for capital loss	**(5,850)**	—	—
Favorable tax settlement	**(1,464)**	(10,506)	—
Other, net	**(100)**	(876)	1,122
	$(23,210)	$(19,000)	$(4,700)

The Company's benefit from income taxes for 2003 includes the following significant items:

- The Company reversed a $5.8 million tax reserve which was established in prior years for capital loss deductions which the Company deemed had no value at that time. Capital losses are only deductible to the extent that a company has capital gains. Capital gains generated during 2003 and projected to be generated in future years will fully absorb the capital loss.
- The Company reversed a $1.5 million tax reserve as a result of filing amended state income tax returns based on prior year IRS audit changes.

During 2002, the Company received notice from the IRS that it will receive tax refunds of $3.6 million as a result of proposed adjustments to tax years 1997 and 1998. In addition, carryover adjustments have been allowed which will reduce the Company's 1999 and 2000 taxes paid by an additional $5.3 million. These favorable adjustments are primarily the result of revisions in the tax treatment of acquisitions made during the audit years. Tax refunds for 1999 and 2000 will not be realized until audits of those years have been completed. During 2003, the IRS notified the Company that it currently does not plan to audit tax years 1999 and 2000 and will limit its scope to reviewing carry back claims and amended returns filed for those years.

Management believes that the Company has adequately provided for any income taxes and interest which may ultimately be paid with respect to all open tax years.

Significant components of the Company's deferred tax assets and liabilities that result from carryforwards and temporary differences between the financial statement basis and tax basis of assets and liabilities are summarized as follows:

	December 31,	
	2003	2002
Deferred tax assets:		
Postretirement benefits other than pension	$ 144,993	$ 134,957
Alternative minimum tax credit carryforward	92,229	102,336
Workers' compensation	33,239	34,119
Reclamation and mine closure	41,953	22,455
Net operating loss carryforwards	77,127	61,388
Plant and equipment	20,372	3,895
Advance royalties	13,023	14,924
Other comprehensive income	18,918	27,131
Other	9,148	32,549
Gross deferred tax assets	451,002	433,754
Valuation allowance	(161,113)	(145,603)
Total deferred tax assets	289,889	288,151
Deferred tax liabilities:		
Leases	3,868	4,275
Coal supply agreements	971	5,226
Other	19,326	29,759
Total deferred tax liabilities	24,165	39,260
Net deferred tax asset	265,724	248,891
Less current asset	19,700	27,775
Long-term deferred tax asset	$ 246,024	$ 221,116

The Company has federal net operating loss carryforwards for regular income tax purposes of $158.9 million which will expire in the years 2007 to 2022. The Company has an alternative minimum tax credit carryforward of $92.2 million, which may carry forward indefinitely to offset future regular tax in excess of alternative minimum tax.

The Company has recorded a valuation allowance for a portion of its deferred tax assets that management believes, more likely than not, will not be realized. These deferred tax assets include a portion of the alternative minimum tax credits and some of the deductible temporary differences that will likely not be realized at the maximum effective tax rate. Such valuation allowance consisted of the following components at December 31 on the years indicated:

	2003	2002
Unrealized future deductible temporary differences	$117,564	$102,367
Unutilized alternative minimum tax credits	43,549	43,236
Valuation Allowance at December 31	$161,113	$145,603

9. Debt and Financing Arrangements

Debt consists of the following:

	December 31, 2003	December 31, 2002
Indebtedness to banks under lines of credit	$ —	$ —
Indebtedness to banks under revolving credit agreement, expiring April 18, 2007 (weighted average rate at December 31, 2002 — 3.18%)	—	65,000
Variable rate non-amortizing term loan due April 18, 2007 (weighted average rate at December 31, 2002 — 4.37%)	—	150,000
Variable rate non-amortizing term loan due April 18, 2008 (weighted average rate at December 31, 2002 — 4.60%)	—	525,000
6.75% senior notes due July 1, 2013	700,000	—
Other	6,371	7,342
	706,371	747,342
Less current portion	6,349	7,100
Long-term debt	$700,022	$740,242

On June 25, 2003, Arch Western Finance, LLC, a subsidiary of Arch Western, completed the offering of $700 million of senior notes and utilized the proceeds of the offering to repay Arch Western's existing term loans. The senior notes bear a fixed rate of interest of 6.75% and are due in full on July 1, 2013. Interest on the senior notes is payable on January 1 and July 1 each year commencing January 1, 2004. The senior notes are guaranteed by Arch Western and certain of Arch Western's subsidiaries and are secured by a security interest in loans made to Arch Coal by Arch Western. The terms of the senior notes contain restrictive covenants that limit Arch Western's ability to, among other things, incur additional debt, sell or transfer assets, and make investments.

In connection with the repayment of the term loans, the Company recognized expenses related to the write-off of loan fees and other debt extinguishment costs. Additionally, the Company had designated certain interest rate swaps as hedges of the variable rate interest payments due under the Arch Western term loans. Pursuant to the requirements of FAS 133, historical mark-to-market adjustments related to these swaps through June 25, 2003 of $27.0 million (net of tax) were deferred as a component of Accumulated Other Comprehensive Loss. Subsequent to the repayment of the term loans, these deferred amounts will be amortized as additional expense over the contractual terms of the swap agreements. The swap agreements' contractual termination dates range from September 2005 through October 2007. During 2003, the Company recognized expense resulting from early debt extinguishment and termination of hedge accounting for interest rate swaps of $9.0 million. Of this amount, $4.3 million related to the amortization of previously deferred mark-to-market adjustments. The remaining $4.7 million represents early debt extinguishment costs.

The Company has a $350.0 million revolving credit facility that matures on April 18, 2007. The rate of interest on borrowings under the credit facility is a floating rate based on LIBOR. The Company's credit facility is secured by ownership interests in substantially all of its subsidiaries, except its ownership interests in Arch Western and its subsidiaries. At December 31, 2003, the Company had $43.9 million in letters of credit outstanding which, when combined with outstanding borrowings under the revolver, resulted in $306.1 million of unused borrowings under the revolver. Financial covenant requirements may restrict the amount of unused capacity available to the Company for borrowings and letters of credit.

On September 19, 2003, Arch Western established a new term loan facility that provides for a $100 million term loan. The facility is subject to certain conditions of borrowing, including the consummation of the Company's anticipated acquisition of Vulcan. Currently, no amount is available to the Company under the facility. If Arch Western borrows pursuant to the terms of the facility, the term loan will be due in quarterly installments from October 2004 through April 2007.

The Company also periodically establishes uncommitted lines of credit with banks. These agreements generally provide for short-term borrowings at market rates. At December 31, 2003, there were $20.0 million of such agreements in effect, of which none were outstanding.

Aggregate required maturities of debt are $6.3 million in 2004 and $700.0 million in 2013.

Terms of the Company's credit facilities and leases contain financial and other covenants that limit the ability of the Company to, among other things, effect acquisitions or dispositions and borrow additional funds and require the Company to, among other things, maintain various financial ratios and comply with various other financial covenants. In addition, the covenants require the pledging of assets to collateralize the Company's revolving credit facility. The assets pledged include equity interests in wholly-owned subsidiaries, certain real property interests, accounts receivable and inventory of the Company. Failure by the Company to comply with such covenants could result in an event of default, which, if not cured or waived, could have a material adverse effect on the Company. The Company was in compliance with these financial covenants at December 31, 2003.

Historically, the Company has utilized interest-rate swap agreements to hedge variable-rate interest payments due under the Company's revolving credit facility and Arch Western's term loans. As of June 25, 2003, the Company was a party to interest rate swap agreements having a total notional value of $525.0 million. During the year ended December 31, 2003, the Company entered into the following transactions impacting its interest rate swap position:

- Terminated swaps with a notional value of $250.0 million by paying $6.6 million to the swap counterparties.

- Entered into offsetting swap positions with a total notional value of $250.0 million. Under these offsetting positions, the Company pays a variable rate based on LIBOR and receives a fixed rate. The variable rate, reset dates and maturities of the offsetting swaps match those of certain of the Company's original swap positions. As such, variable amounts paid pursuant to these offsetting positions will equal the variable amounts received under the original swap positions.

After taking into account these transactions, as of December 31, 2003, the Company's net interest rate swap position is as follows:

- Swaps with a notional value of $25.0 million which are designated as hedges of future interest payments to be made under the Company's revolving credit facility. Under these swap agreements, the Company pays a fixed rate of 5.96% (before the credit spread over LIBOR) and receives a weighted-average variable rate based upon 30-day LIBOR. At December 31, 2003, the remaining term of the swap agreements was 42 months.

- Swaps with a total notional value of $500.0 million consisting of offsetting positions of $250.0 million each. Because of the offsetting nature of these positions, the Company is not exposed to market interest rate risk related to these swaps. Under these swaps, the Company pays a weighted average fixed rate 5.72% on $250.0 million of notional value and receives a weighted average fixed rate of 2.71% on $250.0 million of notional value. The remaining terms of these swap agreements at December 31, 2003 ranged from 20 to 43 months.

10. Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts approximate fair value.

Debt: At December 31, 2003, the fair value of the Company's senior notes and other long-term debt, including amounts classified as current, was $728.5 million. At December 31, 2002, the carrying amounts of the Company's borrowings under its revolving credit agreement, variable-rate term loans and other long-term debt approximated their fair value.

Interest rate swaps: The fair values of interest rate swaps are based on quoted prices, which reflect the present value of the difference between estimated future amounts to be paid and received. At December 31, 2003 and 2002 the fair value of these swaps are liabilities of $22.5 million and $37.4 million, respectively.

11. Accrued Workers' Compensation

The Company is liable under the federal Mine Safety and Health Act of 1977, as amended, to provide for pneumoconiosis (black lung) benefits to eligible employees, former employees, and dependents with respect to claims filed by such persons on or after July 1, 1973. The Company is also liable under various states' statutes for black lung benefits. The Company currently provides for federal and state claims principally through a self-insurance program. Charges are being made to operations as determined by independent actuaries, at the present value of the actuarially computed present and future liabilities for such benefits over the employees' applicable years of service.

In addition, the Company is liable for workers' compensation benefits for traumatic injuries that are accrued as injuries are incurred. Traumatic claims are either covered through self-insured programs or through state sponsored workers' compensation programs.

Workers' compensation expense consists of the following components:

	2003	2002	2001
Self-insured black lung benefits:			
Service cost	$ 1,491	$ 916	$ 1,090
Interest cost	2,942	3,060	2,777
Net amortization	(247)	(639)	(1,537)
Total black lung disease	4,186	3,337	2,330
Traumatic injury claims and assessments	14,008	9,038	12,221
Total provision	$18,194	$12,375	$14,551

Payments for all workers' compensation benefits were $17.1 million, $9.9 million and $14.5 million in the years ended December 31, 2003, 2002, and 2001, respectively. The actuarial assumptions used in the determination of black lung benefits included a discount rate of 6.50% as of December 31, 2003 (7.00% and 7.50% as of December 31, 2002 and 2001, respectively) and a black lung benefit cost escalation rate of 4% in each year. Net amortization represents the systematic recognition of actuarial gains or losses over a five year period.

As discussed in Note 2, the Company recognized a pre-tax gain of $4.6 million in 2002 as a result of a workers' compensation premium adjustment refund from the State of West Virginia.

Summarized below is information about the amounts recognized in the consolidated balance sheets for workers' compensation benefits:

	December 31,	
	2003	2002
Black lung costs	$47,038	$46,176
Traumatic and other workers' compensation claims	43,722	44,306
Total obligations	90,760	90,482
Less amount included in accrued expenses	13,088	9,497
Noncurrent obligations	$77,672	$80,985

The reconciliation of changes in the benefit obligation of the black lung liability is as follows:

	December 31,	
	2003	2002
Beginning of year obligation	$46,856	$39,804
Service cost	1,491	916
Interest cost	2,942	3,060
Actuarial (gain) loss	(1,243)	5,186
Benefit and administrative payments	(3,324)	(2,110)
Net obligation at end of year	46,722	46,856
Unrecognized gain (loss)	316	(680)
Accrued cost	$47,038	$46,176

Receivables related to benefits contractually recoverable from others of $0.4 million in 2003 and $1.2 million in 2002 are recorded in other long-term assets.

12. Asset Retirement Obligations

The Company's asset retirement obligations arise from the federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes, which require that mine property be restored in accordance with specified standards and an approved reclamation plan. The required reclamation activities to be performed are outlined in the Company's mining permits. These activities include reclaiming the pit and support acreage at surface mines, sealing portals at deep mines, and reclaiming refuse areas and slurry ponds. Reclamation activities that are an integral part of the Company's normal mining process are considered a cost of producing coal and are expensed as incurred. Reclamation activities that are performed outside of the normal mining process are accounted for as asset retirement obligations. Reclamation activities accounted for as asset retirement obligations primarily consist of those performed at the end of a mine's life in conjunction with the closure of the mine.

The Company records its asset retirement obligations at the time that they are incurred or acquired. Obligations are incurred at the time that development of a mine commences for deep and surface mines and at the time that construction begins for support facilities, refuse areas and slurry ponds. The liability is determined using discounted cash flow techniques and is accreted to its then present value each period. Accretion on the asset retirement obligation begins at the time the liability is incurred. Amortization of the related asset is recorded on a units-of-production basis over the mine's estimated recoverable reserves.

The Company reviews its asset retirement obligation at least annually and makes necessary adjustments for permit changes as granted by state authorities and for revisions of estimates of costs and

productivities. For ongoing operations, adjustments to the liability result in an adjustment to the corresponding asset. For idle operations, adjustments to the liability are recognized as income or expense in the period the adjustment is recorded.

As discussed in Note 1, effective January 1, 2003, the Company began accounting for its reclamation obligations in accordance with FAS 143. The cumulative effect of this change on periods prior to January 1, 2003 resulted in a charge to income of $3.7 million (net of income taxes of $2.3 million), or $0.07 per share, which is included in the Company's results of operations for the year ended December 31, 2003. In addition, the net income of the Company, excluding the cumulative effect of accounting change, for the year ended December 31, 2003 is $1.2 million less ($0.02 per share), than it would have been if the Company had continued to account for these obligations under its old method. The unaudited pro forma amounts below reflect the retroactive application of FAS 143 as if the Company had adopted the standard on January 1, 2001 and the corresponding elimination of the cumulative effect of accounting change:

	Year Ended December 31,		
	2003	2002	2001
As Reported			
Net income (loss) available to common shareholders	**$10,097**	$(2,562)	$7,209
Basic and diluted income (loss) per share	**0.19**	(0.05)	0.15
Pro Forma			
Net income (loss) available to common shareholders	**$13,751**	$(5,322)	$3,799
Basic and diluted income (loss) per share	**0.26**	(0.10)	0.08

If the Company had accounted for its asset retirement obligations in accordance with FAS 143 for all periods presented, the asset retirement obligation liability (including amounts classified as current) would have been $166.6 million and $152.3 million at December 31 and January 1, 2002, respectively.

The following table describes the changes to the Company's asset retirement obligation for the year ended December 31, 2003:

Balance at December 31, 2002 (including current portion)	$125,440
Impact of adoption	41,198
Accretion expense	12,999
Additions resulting from property additions	4,640
Adjustments to the liability from annual recosting	(1,117)
Liabilities settled	(20,429)
Balance at December 31, 2003	162,731
Current portion included in accrued expenses	(19,186)
Long-term liability	$143,545

13. Employee Benefit Plans

Defined Benefit Pension and Other Postretirement Benefit Plans

The Company has non-contributory defined benefit pension plans covering certain of its salaried and non-union hourly employees. Benefits are generally based on the employee's age and compensation. The Company funds the plans in an amount not less than the minimum statutory funding requirements nor more than the maximum amount that can be deducted for federal income tax purposes.

The Company also currently provides certain postretirement medical/life insurance coverage for eligible employees. Generally, covered employees who terminate employment after meeting eligibility requirements

are eligible for postretirement coverage for themselves and their dependents. The salaried employee postretirement medical/life plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features such as deductibles and coinsurance. The postretirement medical plan for retirees who were members of the United Mine Workers of America (''UMWA'') is not contributory. The Company's current funding policy is to fund the cost of all postretirement medical/life insurance benefits as they are paid.

The Company uses a December 31 measurement date for its pension and postretirement benefit plans.

Obligations and Funded Status. Summaries of the changes in the benefit obligations, plan assets and funded status of the plans are as follows:

	Pension Benefits		Other Postretirement Benefits	
	2003	2002	2003	2002
CHANGE IN BENEFIT OBLIGATIONS				
Benefit obligations at January 1	$166,807	$155,633	$ 452,476	$ 337,805
Service cost	8,188	8,031	3,637	2,903
Interest cost	11,293	11,268	31,126	24,265
Benefits paid	(11,791)	(10,703)	(26,286)	(23,992)
Transfer from Canyon Fuel Pension Plan	4,038	—	—	—
Other-primarily actuarial loss	4,411	2,578	70,980	111,495
Benefit obligations at December 31	$182,946	$166,807	$ 531,933	$ 452,476
CHANGE IN PLAN ASSETS				
Value of plan assets at January 1	$115,595	$119,889	$ —	$ —
Actual return on plan assets	24,380	(12,806)	—	—
Employer contributions	18,904	19,215	26,286	23,992
Benefits paid	(11,791)	(10,703)	(26,286)	(23,992)
Transfer from Canyon Fuel Pension Plan	4,038	—	—	—
Value of plan assets at December 31	$151,126	$115,595	$ —	$ —
NET AMOUNT RECOGNIZED				
Funded status of the plans	$ (31,820)	$ (51,212)	$(531,933)	$(452,476)
Unrecognized actuarial loss	34,239	42,305	159,642	112,115
Unrecognized net transition asset	—	(94)	—	—
Unrecognized prior service gain	(1,157)	(1,413)	(6,130)	(8,268)
Prepaid (accrued) benefit cost	$ 1,262	$ (10,414)	$(378,421)	$(348,629)
BALANCE SHEET AMOUNTS				
Prepaid benefit cost	$ —	$ —	$ —	$ —
Accrued benefit liabilities	(21,436)	(40,970)	(378,421)	(348,629)
Intangible asset (Other assets)	526	627	—	—
Minimum pension liability adjustment (accumulated other comprehensive income)	22,172	29,929	—	—
Net asset (liability) recognized	1,262	(10,414)	(378,421)	(348,629)
Less current portion	(1,262)	10,414	26,324	24,090
Long term liability	$ —	$ —	$(352,097)	$(324,539)

Other Postretirement Benefits

The actuarial losses resulted from changes in certain actuarial assumptions, including an increase in the expected health care cost trend rate and a reduction in the discount rate in 2003 and 2002 and an increase in expected claims experience in 2002.

Pension Benefits

The accumulated benefit obligation for all pension plans was $172.7 million and $156.6 million at December 31, 2003 and 2002, respectively.

Transfers from the Canyon Fuel Company Pension Plan represent transfers of the benefit obligation (as actuarially determined) and related plan assets for employees who were transferred from Canyon Fuel to Arch Coal.

Components of Net Periodic Benefit Cost. The following table details the components of pension and other postretirement benefit costs.

	Pension Benefits			Other Postretirement Benefits		
Year Ended December 31,	2003	2002	2001	2003	2002	2001
			(In thousands)			
Service cost	$ 8,188	$ 8,031	$ 7,542	$ 3,637	$ 2,903	$ 2,028
Interest cost	11,293	11,268	10,472	31,126	24,265	23,623
Expected return on plan assets*	(13,687)	(12,336)	(11,517)	—	—	—
Other amortization and deferral	1,435	(284)	(2,363)	21,315	(3,171)	(7,473)
	$ 7,229	$ 6,679	$ 4,134	$56,078	$23,997	$18,178

* The Company does not fund its other postretirement liabilities.

Assumptions. The following table provides the assumptions used to determine the actuarial present value of projected benefit obligations at December 31.

	Pension Benefits		Other Postretirement Benefits	
	2003	2002	2003	2002
Weighted Average Assumptions:				
Discount rate	6.50%	7.00%	6.50%	7.00%
Rate of compensation increase	3.75%	4.25%	N/A	N/A

The following table provides the assumptions used to determine net periodic benefit cost for years ended December 31.

	Pension Benefits			Other Postretirement Benefits		
	2003	2002	2001	2003	2002	2001
Weighted Average Assumptions:						
Discount rate	7.00%	7.50%	7.75%	7.00%	7.50%	7.75%
Rate of compensation increase	4.25%	4.50%	4.75%	N/A	N/A	N/A
Expected return on plan assets	9.00%	9.00%	9.00%	N/A	N/A	N/A

The Company establishes the expected long-term rate of return at the beginning of each fiscal year based upon historical returns and projected returns on the underlying mix of invested assets. The Company utilizes Modern Portfolio Theory modeling techniques in the development of its return assumptions. This technique projects rates of returns that can be generated through various asset allocations that lie within the risk tolerance set forth by members of the Company's Pension Committee. The risk assessment provides a link between a Pension's risk capacity, management's willingness to accept investment risk and the asset

allocation process, which ultimately leads to the return generated by the invested assets. For the determination of net periodic benefit cost in 2004, the Company will utilize an expected rate of return of 8.50%.

The following table provides information regarding the assumed health care cost trend rates at December 31.

	2003	2002
Health care cost trend rate assumed for next year	8.00%	7.50%
Ultimate trend rate	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2010	2008

The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rate by one percentage point each year would increase the accumulated postretirement obligation as of December 31, 2003 by $68.5 million, or 12.9%, and the net periodic postretirement benefit cost for 2003 by $4.5 million, or 8.0%.

Plan Assets. The Company's pension plan weighted average asset allocations at December 31, 2003 and 2002, by asset category are as follows:

	Plan Assets at December 31	
	2003	2002
Equity securities	69%	57%
Debt securities	28%	37%
Cash and equivalents	3%	6%
Total	100%	100%

The Company's Pension Committee ("the Committee") is responsible for overseeing the investment of pension plan assets. The Committee is responsible for determining and monitoring appropriate asset allocations and for selecting or replacing investment managers, trustees and custodians. The pension plan's current investment targets are 65% equity, 30% fixed income securities and 5% cash. The Pension Committee reviews the actual asset allocation in light of these targets on a periodic basis and rebalances among investments as necessary. The Committee evaluates the performance of investment managers as compared to the performance of specified benchmarks and peers and monitors the investment managers to ensure adherence to their stated investment style and to the plan's investment guidelines.

Cash Flows. The Company expects to contribute approximately $13 million to its pension plan in 2004.

Impact of Medicare Prescription Drug, Improvement and Modernization Act of 2003. On December 8, the President signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). The Act introduces a prescription drug benefit under Medicare ("Medicare Part D") as well as a federal subsidy to sponsors of retiree heath care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. On January 12, 2004, the Financial Accounting Standards Board issued FASB Staff Position No. FAS 106-1 ("FSP FAS 106-1"), which permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Act. The Company has elected to defer accounting for the Act until 2004, and as such, measures of the plan's accumulated postretirement benefit obligation and net periodic postretirement benefit cost in these financial statements and accompanying notes do not reflect the effects of the Act. At this time, the FASB has not issued specific authoritative guidance on the accounting for the effects of the Act. When such guidance is issued, the Company may be required to change the information reported in these financial statements.

Multi-employer Pension and Benefit Plans

Under the labor contract with the United Mine Workers of America ("UMWA"), the Company made no payments in 2003, 2002 and 2001 into a multi-employer defined benefit pension plan trust established for the benefit of union employees. Payments are based on hours worked and are expensed as hours are incurred. Under the Multi-employer Pension Plan Amendments Act of 1980, a contributor to a multi-employer pension plan may be liable, under certain circumstances, for its proportionate share of the plan's unfunded vested benefits (withdrawal liability). The Company is not aware of any circumstances that would require it to reflect its share of unfunded vested pension benefits in its financial statements. At December 31, 2003, approximately 18% of the Company's workforce was represented by the UMWA. In December 2001, a new UMWA collective bargaining agreement was approved, replacing the previous agreement which was set to expire on December 31, 2002. The new agreement is effective through December 31, 2006.

The Coal Industry Retiree Health Benefit Act of 1992 ("Benefit Act") provides for the funding of medical and death benefits for certain retired members of the UMWA through premiums to be paid by assigned operators (former employers), transfers of monies in 1993 and 1994 from an overfunded pension trust established for the benefit of retired UMWA members, and transfers from the Abandoned Mine Lands Fund (funded by a federal tax on coal production) commencing in 1995. The Company treats its obligation under the Benefit Act as a participation in a multi-employer plan and records expense as premiums are paid. The Company recorded expense of $5.1 million in 2003, $3.2 million in 2002, and $3.0 million in 2001 for premiums pursuant to the Benefit Act.

Other Plans

The Company sponsors savings plans which were established to assist eligible employees in providing for their future retirement needs. The Company's contributions to the plans were $8.3 million in 2003, $8.4 million in 2002, and $8.1 million in 2001.

14. Capital Stock

On February 22, 2001, the Company completed a public offering of 9,927,765 shares of common stock, including the remaining 4,756,968 shares held by its then largest stockholder, and 5,170,797 primary and treasury shares issued directly by the Company. The proceeds realized by the Company from the transaction of $92.9 million after the underwriters' discount and expenses, were used to pay down debt.

On April 12, 2001, the Company filed a Universal Shelf Registration Statement on Form S-3 with the Securities and Exchange Commission. The Universal Shelf allows the Company to offer, from time to time, an aggregate of up to $750 million in debt securities, preferred stock, depositary shares, common stock and related rights and warrants.

On May 8, 2001, the Company utilized its Universal Shelf and completed a public offering of 8,500,000 primary shares of common stock. On May 16, 2001, the underwriters involved in the offering purchased an additional 424,200 shares pursuant to an over-allotment option granted by the Company in connection with the May 8, 2001 offering. The proceeds realized from these transactions after the underwriting discount and expenses were $279.3 million. These proceeds were used to pay down debt.

On January 31, 2003, the Company utilized its Universal Shelf and completed a public offering of 2,875,000 shares of 5% Perpetual Cumulative Convertible Preferred Stock. The net proceeds realized by the Company from the offering of $139.0 million were used to reduce indebtedness under the Company's revolving credit facility, and for working capital and general corporate purposes. Dividends on the preferred stock are cumulative and payable quarterly at the annual rate of 5% of the liquidation preference. Each

share of the preferred stock is initially convertible, under certain conditions, into 2.3985 shares of the Company's common stock. The preferred stock is redeemable, at the Company's option, on or after January 31, 2008 if certain conditions are met. The holders of the preferred stock are not entitled to voting rights on matters submitted to the Company's common shareholders. However, if the Company fails to pay the equivalent of six quarterly dividends, the holders of the preferred stock will be entitled to elect two directors to the Company's board of directors.

As of December 31, 2003, the Company can still issue an additional $311.8 million in debt and equity securities under the Universal Shelf.

On September 14, 2001, the Company's Board of Directors approved a stock repurchase plan, under which the Company may repurchase up to 6.0 million of its shares of common stock from time to time. Through December 31, 2003, the Company repurchased 357,200 shares of its common stock for $5.0 million pursuant to the plan at an average price of $14.13 per share. The repurchased shares are being held in the Company's treasury, which the Company accounts for using the average cost method. Future repurchases under the plan will be made at management's discretion and will depend on market conditions and other factors.

15. Stockholder Rights Plan

On March 3, 2000, the Board of Directors adopted a stockholder rights plan under which preferred share purchase rights were distributed as a dividend to the Company's stockholders of record on March 20, 2000. The rights are exercisable only if a person or group acquires 20% or more of the Company's Common Stock (an "Acquiring Person") or announces a tender or exchange offer the consummation of which would result in ownership by a person or group of 20% or more of the Company's Common Stock. Each right entitles the holder to buy one one-hundredth of a share of a series of junior participating preferred stock at an exercise price of $42, or in certain circumstances allows the holder (except for the Acquiring Person) to purchase the Company's Common Stock or voting stock of the Acquiring Person at a discount. At its option, the Board of Directors may allow some or all holders (except for the Acquiring Person) to exchange their rights for Company Common Stock. The rights will expire on March 20, 2010, subject to earlier redemption or exchange by the Company as described in the plan.

16. Stock Incentive Plan and Other Incentive Plans

Under the Company's 1997 Stock Incentive Plan (the "Company Incentive Plan"), 9,000,000 shares of the Company's common stock were reserved for awards to officers and other selected key management employees of the Company. The Company Incentive Plan provides the Board of Directors with the flexibility to grant stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance stock or units, merit awards, phantom stock awards and rights to acquire stock through purchase under a stock purchase program ("Awards"). Awards the Board of Directors elects to pay out in cash do not count against the 9,000,000 shares authorized in the Company Incentive Plan.

As of December 31, 2003, stock options, performance units and restricted stock awards were the only types of awards granted. Each is discussed more fully below.

Stock Options

Stock options are generally subject to vesting provisions of at least one year from the date of grant and are granted at a price equal to 100% of the fair market value of the stock on the date of grant. Information regarding stock options under the Company Incentive Plan is as follows for the years ended December 31, 2003, 2002 and 2001:

	2003		2002		2001	
	Common Shares	Weighted Average Price	Common Shares	Weighted Average Price	Common Shares	Weighted Average Price
Options outstanding at January 1	5,485	$20.85	3,153	$21.32	1,589	$19.11
Granted	114	19.23	2,443	20.38	2,069	22.74
Exercised	(771)	17.54	(31)	10.69	(442)	20.08
Canceled	(206)	22.60	(80)	22.51	(63)	21.02
Options outstanding at December 31	4,622	21.29	5,485	20.85	3,153	21.32
Options exercisable at December 31	2,692	$21.94	1,115	$19.76	859	$22.01
Options available for grant at December 31	2,981		2,886		2,299	

The Company applies APB 25 and related Interpretations in accounting for the Company Incentive Plan. Accordingly, no compensation expense has been recognized for the fixed stock option portion of the Company Incentive Plan. The after-tax fair value of options granted in 2003, 2002 and 2001 was determined to be $0.7 million, $14.9 million and $13.5 million, respectively, which for purposes of the pro forma disclosure in Note 1 is recognized as compensation expense over the options' vesting period. The fair value of the options was determined using the Black-Scholes option pricing model and the weighted average assumptions noted below. All stock options granted in 2002 will vest ratably over four years. Of the 2.1 million stock options granted in 2001, 1.7 million vested in their entirety at December 31, 2003 while the remaining 0.4 million options vest ratably over three years.

	2003	2002	2001
Weighted average fair value per share of options granted	$8.33	$8.41	$9.18
Assumptions (weighted average)			
Risk-free interest rate	2.84%	2.96%	4.5%
Expected dividend yield	1.5%	2.0%	2.0%
Expected volatility	53.5%	52.7%	54.3%
Expected life (in years)	5.0	5.0	5.0

The table below shows pertinent information on options outstanding at December 31, 2003 (Options in thousands):

Range of Exercise prices	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$8.50-$10.69	207	5.39	$10.59	207	$10.59
$16.09-$21.95	1,392	8.06	18.93	324	19.99
$22.01-$22.90	2,793	4.80	22.77	1,943	22.85
$25.00-$35.00	230	3.28	27.45	218	27.62
$8.50-$35.00	4,622	5.74	$21.29	2,692	$21.94

Performance Units

Performance stock or unit awards can be earned by the recipient if the Company meets certain pre-established performance measures. Until earned, the performance awards are nontransferable, and when earned, performance awards are payable in cash, stock, or restricted stock as determined by the Company's Board of Directors. During the fourth quarter of 2003, the Company's Board of Directors approved awards under a four-year performance unit plan that began in 2000 totaling $19.6 million (including $1.9 million awarded to employees of Canyon Fuel), which will be paid in cash in the first quarter of 2004.

Restricted Stock Awards

On December 18, 2002, the Company granted a restricted stock award of 50,000 shares. The fair value of the shares on the date of grant was $21.11 per share. The shares will vest in their entirety on January 31, 2008. The Company will recognize compensation expense in the amount of the total fair value of the grant ratably over the vesting period of the award.

17. Concentration of Credit Risk and Major Customers

The Company places its cash equivalents in investment-grade short-term investments and limits the amount of credit exposure to any one commercial issuer.

The Company markets its coal principally to electric utilities in the United States. Sales to foreign countries are immaterial. As of December 31, 2003 and 2002, accounts receivable from electric utilities located in the United States totaled $92.2 million and $116.2 million, respectively, or 78% and 86% of total trade receivables for 2003 and 2002, respectively. Generally, credit is extended based on an evaluation of the customer's financial condition, and collateral is not generally required. Credit losses are provided for in the financial statements and historically have been minimal.

The Company is committed under long-term contracts to supply coal that meets certain quality requirements at specified prices. These prices are generally adjusted based on indices. Quantities sold under some of these contracts may vary from year to year within certain limits at the option of the customer. The Company and its operating subsidiaries sold approximately 100.6 million tons of coal in 2003. Approximately 80% of this tonnage (representing 83% of the Company's revenue) was sold under long-term contracts (contracts having a term of greater than one year). Prices for coal sold under long-term contracts ranged from $4.73 to $63.55 per ton. Long-term contracts ranged in remaining life from one to 14 years.

Some of these contracts include pricing which is above current market prices. Sales (including spot sales) to major customers were as follows:

	2003	2002	2001
AEP	$222,580	$233,530	$191,443
Progress Energy	165,514	77,076	36,001
Southern Company	164,743	169,488	217,909

18. Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per common share:

	2003		
	Numerator (Income)	Denominator (Shares)	Per Share Amount
Basic EPS:			
Net income before cumulative effect of accounting change	$20,340	52,511	$ 0.39
Cumulative effect of accounting change	(3,654)		(0.07)
Preferred stock dividends	(6,589)		(0.13)
Basic income available to common shareholders	$10,097		$ 0.19
Effect of dilutive securities:			
Effect of common stock equivalents arising from stock options	—	374	
Diluted EPS:			
Net income before cumulative effect of accounting change	$20,340	52,885	$ 0.38
Cumulative effect of accounting change	(3,654)		(0.07)
Preferred stock dividends	(6,589)		(0.12)
Diluted income available to common shareholders	$10,097		$ 0.19
		2002	
Basic and diluted EPS:			
Net loss	$ (2,562)	52,374	$(0.05)
		2001	
Basic EPS:			
Net income	$ 7,209	48,650	$ 0.15
Effect of dilutive securities:			
Effect of common stock equivalents arising from stock options	—	268	
Diluted EPS:			
Net income	$ 7,209	48,918	$ 0.15

At December 31, 2003, 2002 and 2001, 0.2 million, 3.8 million, and 2.6 million shares, respectively, were not included in the diluted earnings per share calculation since the exercise price is greater than the average market price.

At December 31, 2003, the Company has outstanding 2,875,000 shares of preferred stock that are convertible, at the option of the holder, into 6,896,000 shares of the Company's common stock. The effect of the preferred stock is anti-dilutive, and therefore, not included in the diluted earnings per share calculation for 2003.

For the year 2002, employee stock options did not have a dilutive impact because the Company incurred a loss in that period.

19. Sale and Leaseback

On June 27, 2002, the Company sold certain mining equipment for $9.2 million and leased back the equipment under operating leases with terms ranging from three to seven years. The leases contain renewal options at lease termination and purchase options at amounts approximating fair value at lease termination. The gain on the sale and leaseback was deferred and is being amortized over the base term of the leases as a reduction of lease expense.

20. Related Party Transactions

As described in Note 1, the Company has a 65% ownership interest in Canyon Fuel which is accounted for on the equity method. The Company receives administration and production fees from Canyon Fuel for managing the Canyon Fuel operations. The fee arrangement is calculated annually and is approved by the Canyon Fuel Management Board. The production fee is calculated on a per-ton basis while the administration fee represents the costs incurred by the Company's employees related to Canyon Fuel administrative matters. The fees recognized as other operating income by the Company and as expense by Canyon Fuel were $8.5 million, $9.5 million and $8.1 million for the years ended December 31, 2003, 2002 and 2001, respectively. Amounts receivable from Canyon Fuel were $6.5 million and $6.3 million as of December 31, 2003 and 2002, respectively. Such amounts are classified as other receivables in the Consolidated Balance Sheets.

As described in Note 1, the Company has a 12.5% ownership interest in NRP. The Company leases certain coal reserves from NRP and pays royalties to NRP for the right to mine those reserves. Terms of the leases require the Company to prepay royalties with those payments recoupable against production. Amounts recognized as cost of coal sales for royalties paid to NRP during the years ended December 31, 2003 and 2002 were $12.6 million and $2.1 million, respectively. Amounts paid to NRP and included in the accompanying balance sheet as prepaid royalties as of December 31, 2003 and 2002 were $1.5 million and $1.8 million, respectively.

21. Commitments and Contingencies

The Company leases equipment, land and various other properties under noncancelable long-term leases, expiring at various dates. Certain leases contain options that would allow the Company to extend the lease or purchase the leased asset at the end of the base lease term. Rental expense related to these operating leases amounted to $17.4 million in 2003, $19.0 million in 2002, and $22.5 million in 2001. The Company has also entered into various non-cancelable royalty lease agreements under which future minimum payments are due.

Minimum payments due in future years under these agreements in effect at December 31, 2003 are as follows (in thousands):

	Operating Leases	Royalties
2004	$11,771	$ 32,973
2005	11,576	35,128
2006	8,924	32,450
2007	6,983	30,662
2008	6,095	26,258
Thereafter	6,604	118,519
	$51,953	$275,990

The Company is a party to numerous claims and lawsuits with respect to various matters. The Company provides for costs related to contingencies when a loss is probable and the amount is reasonably determinable. After conferring with counsel, it is the opinion of management that the ultimate resolution of pending claims will not have a material adverse effect on the consolidated financial condition, results of operations or liquidity of the Company.

The Company holds a 17.5% general partnership interest in Dominion Terminal Associates ("DTA"), which operates a ground storage-to-vessel coal transloading facility in Newport News, Virginia. DTA leases the facility from Peninsula Ports Authority of Virginia ("PPAV") for amounts sufficient to meet debt-service requirements. Financing is provided through $132.8 million of tax-exempt bonds issued by PPAV (of which the Company is responsible for 17.5%, or $23.2 million) which mature July 1, 2016. Under the terms of a throughput and handling agreement with DTA, each partner is charged its share of cash operating and debt-service costs in exchange for the right to use its share of the facility's loading capacity and is required to make periodic cash advances to DTA to fund such costs. On a cumulative basis, costs exceeded cash advances by $13.2 million at December 31, 2003 (such amount is included in other noncurrent liabilities). Future payments for fixed operating costs and debt service are estimated to approximate $2.4 million annually through 2015 and $26.0 million in 2016.

In connection with the Company's acquisition of the coal operations of Atlantic Richfield Company ("ARCO") and the simultaneous combination of the acquired ARCO operations and the Company's Wyoming operations into the Arch Western joint venture, the Company agreed to indemnify another member of Arch Western against certain tax liabilities in the event that such liabilities arise as a result of certain actions taken prior to June 1, 2013, including the sale or other disposition of certain properties of Arch Western, the repurchase of certain equity interests in Arch Western by Arch Western or the reduction under certain circumstances of indebtedness incurred by Arch Western in connection with the acquisition. Depending on the time at which any such indemnification obligation was to arise, it could have a material adverse effect on the business, results of operations and financial condition of the Company.

22. Cash Flow

The changes in operating assets and liabilities as shown in the consolidated statements of cash flows are comprised of the following:

	2003	2002	2001
Decrease (increase) in operating assets:			
Receivables	**$18,805**	$14,028	$ (1,992)
Inventories	**(2,857)**	(6,666)	(12,203)
Increase (decrease) in operating liabilities:			
Accounts payable and accrued expenses	**8,844**	(4,711)	(19,836)
Income taxes	**(13,822)**	(15,826)	1,053
Accrued postretirement benefits other than pension	**27,558**	(1,559)	(10,565)
Asset retirement obligations	**(20,606)**	6,336	4,833
Accrued workers' compensation	**(3,313)**	2,217	175
Other noncurrent liabilities	**(14,984)**	1,547	(8,415)
Changes in operating assets and liabilities	**$ (375)**	$ (4,634)	$(46,950)

23. Segment Information

The Company produces steam and metallurgical coal from surface and deep mines for sale to utility, industrial and export markets. The Company operates only in the United States, with mines in the major low-sulfur coal basins. The Company has two reportable business segments: Eastern Operations and Western Operations. The Company's Eastern Operations are located in the Central Appalachian region (defined as southern West Virginia, eastern Kentucky, and Virginia) and include 15 underground mines and 8 surface mines. The Company's Western Operations are located in Wyoming, Colorado and Utah (through the Company's equity investment in Canyon Fuel). Including Canyon Fuel, the Western Operations include 4 underground mines and three surface mines.

Operating segment results for the years ended December 31, 2003, 2002, and 2001 are presented below. Results for the operating segments include all direct costs of mining. Corporate, Other and Eliminations includes centralized sales functions, corporate overhead, land management, other support functions, and the elimination of intercompany transactions.

December 31, 2003	East	West	Corporate, Other and Eliminations	Consolidated
Coal sales	$ 798,497	$ 500,555	$ 136,436	$1,435,488
Income from equity investments	—	19,707	14,683	34,390
Income from operations	(7,146)	79,074	(31,557)	40,371
Total assets	1,964,384	1,411,515	(988,250)	2,387,649
Equity investments	—	146,180	25,865	172,045
Depreciation, depletion and amortization	64,980	63,053	30,431	158,464
Capital expenditures	47,527	27,322	57,578	132,427

December 31, 2002	East	West	Corporate, Other and Eliminations	Consolidated
Coal sales	$ 828,223	$ 492,191	$ 153,144	$1,473,558
Income from equity investments	—	7,774	2,318	10,092
Income from operations	61,400	61,741	(93,864)	29,277
Total assets	1,939,567	1,373,061	(1,129,820)	2,182,808
Equity investments	—	160,787	70,764	231,551
Depreciation, depletion and amortization	71,583	69,385	33,784	174,752
Capital expenditures	49,591	51,360	36,138	137,089

December 31, 2001	East	West	Corporate, Other and Eliminations	Consolidated
Coal sales	$ 876,049	$ 468,137	$ 59,184	$1,403,370
Income from equity investments	—	26,250	—	26,250
Income from operations	79,919	73,734	(91,197)	62,456
Total assets	1,879,890	1,329,688	(1,006,019)	2,203,559
Equity investments	—	170,686	—	170,686
Depreciation, depletion and amortization	74,103	66,492	36,909	177,504
Capital expenditures	49,088	32,141	42,185	123,414

Reconciliation of segment income from operations to consolidated income (loss) before income taxes and cumulative effect of accounting change:

	2003	2002	2001
Total Segment Income from Operations	$ 40,371	$ 29,277	$ 62,456
Interest expense	(50,133)	(51,922)	(64,211)
Interest income	2,636	1,083	4,264
Other non-operating income	4,256	—	—
Income (loss) before income taxes and cumulative effect of accounting change	$ (2,870)	$(21,562)	$ 2,509

24. Quarterly Financial Information (Unaudited)

Quarterly financial data for 2003 and 2002 is summarized below:

	March 31 (a)(b)(c)	June 30 (c)(d)(e)	September 30 (d)(e)(f)	December 31 (d)(g)(h)
2003:				
Coal sales	$327,390	$378,892	$354,276	$374,930
Income (loss) from operations	(6,265)	9,367	6,526	30,743
Net income (loss) available to common shareholders before cumulative effect of accounting change	(14,384)	(3,254)	9,252	22,137
Net income (loss) available to common shareholders	(18,038)	(3,254)	9,252	22,137
Basic earnings (loss) per common share(12)	(0.34)	(0.06)	0.18	0.42
Diluted earnings (loss) per common share(12)	(0.34)	(0.06)	0.18	0.40

	March 31	June 30 (i)(j)	September 30	December 31 (k)
2002:				
Coal sales	$358,594	$358,990	$386,298	$369,676
Income (loss) from operations	(1,321)	12,322	10,098	8,178
Net income (loss)	(7,354)	2,080	1,640	1,072
Basic and diluted earnings (loss) per common share(l)	(0.14)	0.04	0.03	0.02

(a) On January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, Asset Retirement Obligations. Implementation of this pronouncement resulted in a cumulative effect of accounting change of $3.7 million (net of tax).

(b) During the first quarter of 2003, the Company received $1.4 million from a customer that did not meet its contractual purchase requirements. This amount has been recorded as other operating income in the accompanying Condensed Consolidated Statements of Operations.

(c) During the year ending December 31, 2003, the Company instituted ongoing cost reduction efforts throughout its operations. These cost reduction efforts included the termination of approximately 100 employees at the Company's corporate headquarters and its eastern mining operations and the recognition of expenses related to severance of $2.6. Of this amount, $0.6 million was recorded during the first quarter of 2003, with the remainder recorded during the second quarter.

(d) In connection with the Company's repayment of Arch Western's term loans, the Company recognized expenses of $9.0 million related to early debt extinguishment costs and costs resulting from the termination of hedge accounting for interest rate swaps. Amounts recognized were $4.8 million in the second quarter of 2003, $2.1 million in the third quarter, and $2.1 million in the fourth quarter. Additionally, subsequent to the termination of hedge accounting for interest rate swaps, the Company recognized income of $13.4 million ($1.0 million in the second quarter, $10.6 million in the third quarter, and $1.8 million in the fourth quarter) related to changes in the market value of the swaps.

(e) During the year ended December 31, 2003, the Company was notified by the State of Wyoming of a favorable ruling as it relates to the Company's calculation of coal severance taxes. The ruling resulted in a refund of previously paid taxes and the reversal of previously accrued taxes payable. The impact on the 2003 financial results was a gain of $3.3 million during the second quarter and expense of $0.8 million in the third quarter.

(f) The Company recognized income of $1.6 million during the third quarter of 2003 resulting from the collection of receivables which had previously been estimated to be uncollectible and had been fully reserved in prior periods.

(g) During the fourth quarter of 2003, the Company sold a portion of its investment in Natural Resource Partners and recognized a gain of $42.7 million.

(h) During the fourth quarter of 2003, the Company recognized expenses of $15.0 million for amounts earned under a long-term incentive compensation plan.

(i) During the second quarter of 2002, the Company settled certain coal contracts with a customer that was partially unwinding its coal supply position and desired to buy out of the remaining terms of those contracts. The settlements resulted in a pre-tax gain of $5.6 million.

(j) During the second quarter of 2002, the Company recognized a pre-tax gain of $4.6 million as a result of a workers' compensation premium adjustment refund from the State of West Virginia. During 1998, the Company entered the West Virginia workers' compensation plan at one of its subsidiary operations. The subsidiary paid standard base rates until the West Virginia Division of Workers' Compensation could determine the actual rates based on claims experience. Upon review, the Division of Workers' Compensation refunded $4.6 million in premiums.

(k) During the fourth quarter of 2002, the Company was notified by the BLM that it would receive a royalty rate reduction for certain tons mined at its West Elk location. The rate reduction applies to a specified number of tons beginning October 1, 2001 and ending no later than October 1, 2005. The retroactive portion of the refund totaled $3.3 million and has been recognized in 2002 as a reduction of cost of coal sales in the Consolidated Statements of Operations. Additionally, Canyon Fuel was notified by the BLM that it would receive a royalty rate reduction for certain tons mined at its Skyline mine, the rate reduction applies to certain tons mined from September 1, 2001 through September 1, 2006. The Company's portion of the retroactive refund was $1.1 million, and is reflected in 2002 as income from equity investments in the Consolidated Statements of Operations.

(l) The sum of the quarterly earnings (loss) per common share amounts may not equal earnings (loss) per common share for the full year because per share amounts are computed independently for each quarter and for the year based on the weighted average number of common shares outstanding during each period.

SELECTED FINANCIAL INFORMATION

	Year Ended December 31,				
	2003 (1,2,3,4)	2002 (5,6,7)	2001 (8,9,10)	2000 (8,9,11,12)	1999 (13,14)
	(In thousands, except per share data)				
Statement of Operations Data:					
Coal sales revenues	$1,435,488	$1,473,558	$1,403,370	$1,342,171	$1,509,596
Income (loss) from operations	40,371	29,277	62,456	73,984	(327,026)
Income (loss) before cumulative effect of accounting change	20,340	(2,562)	7,209	(12,736)	(350,093)
Cumulative effect of accounting change	(3,654)	—	—	—	3,813
Net income (loss)	16,686	(2,562)	7,209	(12,736)	(346,280)
Preferred stock dividends	(6,589)	—	—	—	—
Net income (loss) available to common shareholders	$ 10,097	$ (2,562)	$ 7,209	$ (12,736)	$ (346,280)
Basic and diluted earnings (loss) per common share before cumulative effect of accounting change	$ .26	$ (0.05)	$ .15	$ (0.33)	$ (9.12)
Basic and diluted earnings (loss) per common share	$ .19	$ (0.05)	$ .15	$ (0.33)	$ (9.02)
Balance Sheet Data:					
Total assets	$2,387,649	$2,182,808	$2,203,559	$2,232,614	$2,332,374
Working capital	237,007	37,799	49,813	(37,556)	(54,968)
Long-term debt, less current maturities	700,022	740,242	767,355	1,090,666	1,094,993
Other long-term obligations	722,954	653,789	625,819	606,628	655,166
Stockholders' equity	$ 688,035	$ 534,863	$ 570,742	$ 219,874	$ 241,295
Common Stock Data:					
Dividends per share	$ .23	$ .23	$ .23	$ .23	$ .46
Shares outstanding at year-end	53,204	52,434	52,353	38,173	38,164
Cash Flow Data:					
Cash provided by operating activities	$ 162,361	$ 176,417	$ 145,661	$ 135,772	$ 279,963
Depreciation, depletion and amortization	158,464	174,752	177,504	201,512	235,658
Capital expenditures	132,427	137,089	123,414	115,080	98,715
Dividend payments	17,481	12,045	11,565	8,778	17,609
Operating Data:					
Tons sold	100,634	106,691	109,455	105,519	111,177
Tons produced	93,966	99,641	104,471	100,060	109,524
Tons purchased from third parties	6,602	8,060	5,569	5,084	3,781

(1) On January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, Asset Retirement Obligations. Implementation of this pronouncement resulted in a cumulative effect of accounting change of $3.7 million (net of tax).

(2) During the fourth quarter of 2003, the Company sold a portion of its investment in Natural Resource Partners and recognized a gain of $42.7 million.

(3) During 2003, the Company recognized expenses of $16.2 million for amounts earned under a long-term incentive compensation plan.

(4) During 2003, in connection with the Company's repayment of Arch Western's term loans, the Company recognized expenses of $9.0 million related to early debt extinguishment costs and costs resulting from the termination of hedge accounting for interest rate swaps. Additionally, subsequent to the termination of hedge accounting for interest rate swaps, the Company recognized income of $13.4 million related to changes in the market value of the swaps.

(5) During the year ended December 31, 2002, the Company settled certain coal contracts with a customer that was partially unwinding its coal supply position and desired to buy out of the remaining terms of those contracts. The settlements resulted in a pre-tax gain of $5.6 million which was recognized in other revenues in the Consolidated Statement of Operations.

(6) The Company recognized a pre-tax gain of $4.6 million during the year ended December 31, 2002 as a result of a workers' compensation premium adjustment refund from the State of West Virginia. During 1998, the Company entered into the West Virginia workers' compensation plan at one of its subsidiary operations. The subsidiary paid standard base rates until the West Virginia Division of Workers' Compensation could determine the actual rates based on claims experience. Upon review, the Division of Workers' Compensation refunded $4.6 million in premiums which was recognized as an adjustment to cost of coal sales in the Consolidated Statement of Operations.

(7) During the year ended December 31, 2002, the Company was notified by the BLM that it would receive a royalty rate reduction for certain tons mined at its West Elk location. The rate reduction applies to a specified number of tons beginning October 1, 2001 and ending no later than October 1, 2005. The retroactive portion of the refund totaled $3.3 million and has been recognized in 2002 as a reduction of cost of coal sales in the Consolidated Statements of Operations. Additionally, Canyon Fuel was notified by the BLM that it would receive a royalty rate reduction for certain tons mined at its Skyline mine. The rate reduction applies to certain tons mined from September 1, 2001 through September 1, 2006. The Company's portion of the retroactive refund was $1.1 million, and is reflected in 2002 as income from equity investments in the Consolidated Statements of Operations.

(8) At the West Elk underground mine in Gunnison County, Colorado, following the detection of combustion-related gases in a portion of the mine, the Company idled its operation on January 28, 2000. On July 12, 2000, after controlling the combustion-related gases, the Company resumed production at the West Elk mine and started to ramp up to normal levels of production. The Company recognized partial pre-tax insurance settlements of $31.0 million during 2000 and a final pre-tax insurance settlement related to the event of $9.4 million during 2001.

(9) The IRS issued a notice outlining the procedures for obtaining tax refunds on certain excise taxes paid by the industry on export sales tonnage. The notice was the result of a 1998 federal court decision that found such taxes to be unconstitutional. The Company recorded $12.7 million of pre-tax income related to these excise tax recoveries during 2000. During 2001 the Company recorded an additional $4.6 million of pre-tax income resulting from additional favorable developments associated with these tax refunds.

(10) The Company recognized a $7.4 million pre-tax gain during 2001 from a state tax credit covering prior periods.

(11) As a result of adjustments to employee postretirement medical benefits, the Company recognized $9.8 million of pre-tax curtailment gains resulting from previously unrecognized postretirement benefit changes which occurred in prior years.

(12) The Company settled certain workers' compensation liabilities with the state of West Virginia partially offset by adjusting other workers' compensation liabilities resulting in a net pre-tax gain of $8.3 million.

(13) The Company changed its depreciation method on preparation plants and loadouts during the first quarter of 1999 and recorded a cumulative effect of applying the new method for years prior to 1999, which resulted in a decrease to net loss in 1999 of $3.8 million (net of tax).

(14) The loss from operations for 1999 reflects one-time pre-tax charges of $387.7 million related principally to the write-down of assets at its Dal-Tex, Hobet 21 and Coal-Mac operations and the write-down of certain other coal reserves in central Appalachia. Included in this charge was a $23.1 million pre-tax charge related to the restructuring of the Company's administrative work force and the closure of mines in Illinois, Kentucky and West Virginia.

STOCKHOLDER INFORMATION

Common Stock

Arch Coal's common stock is listed and traded on the New York Stock Exchange and also has unlisted trading privileges on the Chicago Stock Exchange. The ticker symbol is ACI.

Quarter Ended	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Dividends per common share	$.0575	$.0575	$.0575	$.0575
High	$22.50	$24.55	$23.60	$32.20
Low	$16.50	$17.18	$19.12	$22.06
Close	$19.01	$22.98	$22.21	$31.17

Quarter Ended	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Dividends per common share	$.0575	$.0575	$.0575	$.0575
High	$23.84	$25.04	$22.57	$23.00
Low	$17.55	$19.88	$14.21	$19.50
Close	$21.20	$22.57	$16.50	$21.59

On March 1, 2004, Arch Coal's common stock closed at $30.57 on the New York Stock Exchange. At that date, there were 10,325 holders of record of Arch Coal's common stock.

Dividends

In 2003, Arch Coal paid dividends totaling $12.1 million, or $.23 per share, on its outstanding shares of common stock. In 2002, Arch Coal paid dividends totaling $12.0 million, or $.23 per share, on its outstanding shares of common stock. There is no assurance as to the amount or payment of dividends in the future because they are dependent on Arch Coal's future earnings, capital requirements and financial condition.

Stock Information

Questions by stockholders regarding stockholder records, stock transfers, stock certificates, dividends, the Dividend Reinvestment Plan or other stock inquiries should be directed to:

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
Telephone: (800) 360-4519
Web Site: www.amstock.com

Independent Auditors

Ernst & Young LLP
190 Carondelet Plaza, Suite 1300
St. Louis, MO 63105

Corporate Governance and Financial Information

Code of Business Conduct

The Company has established a Code of Business Conduct which operates as its Code of Ethics and which applies to all salaried employees of the Company, including the Company's CEO, CFO and Controller. The Code of Business Conduct is available on the Company's website at *www.archcoal.com* under the ''Investors'' section.

Corporate Governance Guidelines

The Board of Directors of the Company has adopted Corporate Governance Guidelines which address various matters pertaining to Director selection and duties. The Guidelines are available on the Company's website at *www.archcoal.com* under the ''Investors'' section.

Committee Charters

Each of the Audit, Personnel & Compensation and Nominating & Corporate Governance Committees of the Company's Board of Directors has adopted and maintains a written Charter. Each of these Charters is available on the Company's website at *www.archcoal.com* under the ''Investors'' section.

Document Copies.

Copies of the above documents and the Company's Securities and Exchange Commission Form 10-K are available without charge. Requests for these documents — as well as inquiries from stockholders and security analysts — should be directed to:

Investor Relations
Arch Coal, Inc.
One CityPlace Drive, Suite 300
St. Louis, MO 63141
Telephone: (314) 994-2717
Fax: (314) 994-2878
www.archcoal.com

BOARD OF DIRECTORS

JAMES R. BOYD (a)(b)(c)
Chairman of the Board, Arch Coal, Inc.;
Retired Senior Vice President and
Group Operating Officer, Ashland Inc.

FRANK M. BURKE (a)*(d)
Chairman, CEO and Managing Partner,
Burke Mayborn Company, Ltd.

DOUGLAS H. HUNT (c)(d)*
Director of Acquisitions, Petro-Hunt, LLC

STEVEN F. LEER (c)
President and Chief Executive Officer, Arch Coal, Inc.

THOMAS A. LOCKHART (c)(d)
Member, Wyoming State
House of Representatives

JAMES L. PARKER
President, Hunt Coal Corporation and
Retired President, Hunt Petroleum Corporation

A. MICHAEL PERRY (a)(b)*
Retired Chairman of the Board,
Bank One, West Virginia, N.A.

ROBERT G. POTTER (b)(d)
Retired Chairman and CEO, Solutia Inc.

THEODORE D. SANDS (c)*(d)
President, HAAS Capital, LLC;
Retired Managing Director, Investment Banking,
For the Global Metals/Mining Group, Merrill Lynch and Co.

(a) Audit Committee
(b) Nominating and Corporate Governance Committee
(c) Finance Committee
(d) Personnel and Compensation Committee

*Committee Chairman

SENIOR OFFICERS

STEVEN F. LEER
President and Chief Executive Officer

JOHN W. EAVES
Executive Vice President and Chief Operating Officer

KENNETH G. WOODRING
Executive Vice President, Mining Operations

C. HENRY BESTEN
Senior Vice President, Strategic Development

ROBERT J. MESSEY
Senior Vice President and Chief Financial Officer

BRADLEY M. ALLBRITTEN
Vice President, Marketing

SHEILA B. FELDMAN
Vice President, Human Resources

ROBERT G. JONES
Vice President—Law, General Counsel and Secretary

DAVID B. PEUGH
Vice President, Business Development

OTHER OFFICERS

LARRY R. BROWN
Vice President and Chief Information Officer

JAMES E. FLORCZAK
Treasurer

BENNETT K. HATFIELD
Vice President, Eastern Operations

JOHN W. LORSON
Controller

ROBERT W. SHANKS
Vice President, Western Operations, and
President, Arch Western Resources, LLC

DECK S. SLONE
Vice President, Investor Relations and Public Affairs

C. DAVID STEELE
Vice President, Tax

JOHN ZIEGLER, JR.
Director, Internal Audit

Coal is Back. We are Ready.

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Coal is the source fuel for more than half the electricity Americans use each day. Arch Coal is the nation's second largest coal producer. Its core business is providing U.S. power producers with clean-burning, low-sulfur coal for power generation. Through mining operations in both the eastern and western United States, Arch supplies the fuel for approximately 6% of the nation's electricity. The company also excels at operating safe mines and reclaiming the land to a natural and productive state once mining is complete. Arch Coal maintains its headquarters in St. Louis and its stock is traded on the New York Stock Exchange under the ticker symbol ACI.